Exhibit 99.3
2006 Annual Report

Financial Highlights

(thousands of dollars unless otherwise noted)		revised[1]	revised[1]
	2006	2005	2004
Revenue	1,745,472	1,723,696	1,665,342
EBITDA[2]	190,582	209,791	216,337

Earnings from continuing health care operations before undernoted[2]	57,647	73,359	80,746
Loss on derivative financial instruments, net of income taxes	(15,770)	(1,366)	(4,046)
Gain (loss) from restructuring charges, asset disposals and other items, net of income taxes	(74,053)	9,518	5,210
Taxes associated with reorganization/prior year tax benefit	(15,570)	—	38,968

Earnings (loss) from continuing health care operations	(47,746)	81,511	120,878
Share of equity accounted earnings	5,220	3,928	9,375

Earnings (loss) from continuing operations	(42,526)	85,439	130,253
Earnings (loss) from discontinued operations, net of income taxes	6,798	8,756	(5,961)

Net earnings (loss)	(35,728)	94,195	124,292

Components of Diluted Earnings (Loss) per Unit/Share ($)
Continuing health care operations before undernoted and after preferred share dividends	0.83	1.04	1.14
Loss on derivative financial instruments	(0.23)	(0.02)	(0.06)
Gain (loss) from restructuring charges, asset disposals and other items	(1.08)	0.14	0.08
Taxes associated with reorganization/prior year tax benefit	(0.23)	—	0.56

Earnings (loss) from continuing health care operations	(0.71)	1.16	1.72
Share of equity accounted earnings	0.08	0.05	0.13

Earnings (loss) from continuing operations	(0.63)	1.21	1.85
Discontinued operations	0.10	0.13	(0.09)

Net earnings (loss)	(0.53)	1.34	1.76

Property and Equipment Capital Expenditures[3]
Growth expenditures	28,398	13,712	15,561
Sprinkler project	1,125	8,388	1,005
Facility maintenance	32,249	32,592	34,368

	61,772	54,692	50,934

Long-term debt	837,757	775,243	613,651
Total assets	1,315,182	1,700,463	1,428,909
Number of REIT/Exchangeable LP units (at period end)	70,205,003	—	—
Number of Subordinate Voting/Multiple Voting shares (at period end)	—	67,809,828	68,592,078

1.	See note 1 to the 2006 consolidated financial statements.

2.	Refer to discussion of non-GAAP measures on page 28.

3.	Excludes acquisitions and Assisted living Concepts, Inc.

Profile
Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”), through its wholly owned subsidiaries, is a major provider of long-term care and related services in North America. Through its subsidiary, Extendicare Inc. (Extendicare), the REIT operates 234 senior care facilities largely composed of nursing homes in North America, with capacity for close to 27,000 residents. Extendicare has been providing quality services and a safe environment for its residents since 1968.
Extendicare’s U.S. operations are conducted through Extendicare Health Services, Inc. (EHSI) and in Canada through Extendicare (Canada) Inc. (ECI).
EHSI’s medical specialty services such as subacute care and rehabilitative therapy services are provided through The Progressive Step Corporation (ProStep). Through Virtual Care Provider, Inc. (VCPI), Extendicare offers information technology services to smaller long-term care providers, reducing their in-house technology costs. In Canada, home health care services are provided through ParaMed Home Health Care (ParaMed). EHSI and ECI also offer management and consulting services and group purchasing of supplies to third parties.
Extendicare employs 34,000 people across 11 states and four provinces in North America.
Properties

			Assisted Living and
	Nursing Centres		Retirement Centres		Total
	Number of	Resident	Number of	Resident	Number of	Resident
at December 31, 2006	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Owned	134	13,695	2	221	136	13,916
Leased	8	875	—	—	8	875
Managed	7	813	5	155	12	968

Total	149	15,383	7	376	156	15,759

Canada
Owned	45	6,083	—	—	45	6,083
Leased	9	1,155	—	76	9	1,231
Managed	23	3,346	1	417	24	3,763

Total	77	10,584	1	493	78	11,077

Total	226	25,967	8	869	234	26,836

2006 ANNUAL REPORT
PROFILE     1

2006 Message to Unitholders
The overriding objective of our business strategy is clear — everything we do focuses on increasing distributions to our unitholders without compromising our primary goal... delivering quality care to our residents.
2006 was a year marked by significant change for Extendicare Inc. (Extendicare) as the Board announced its intention to examine strategic alternatives. Upon the conclusion of an exhaustive process, the Board determined that Assisted Living Concepts, Inc. should be separated from the core nursing home business and distributed to Extendicare’s shareholders. The remaining business lines: nursing homes, home health care and the ancillary service businesses were converted into a Canadian real estate investment trust (REIT).
On the day we were to complete the restructuring, the Canadian government announced a proposal to tax publicly traded income trusts at corporate rates. Despite the proposed tax changes, management and the Board felt strongly that proceeding with the conversion was the correct course of action. Extendicare will continue to monitor the situation closely and keep its unitholders informed.
Accordingly, I am pleased to present to you, the first Annual Report of Extendicare Real Estate Investment Trust (Extendicare REIT). We are off to a great start and I’d like to share with you some of our successes from the past year and highlight the strategies we will be implementing going forward in 2007.
Extendicare Health Services, Inc. (EHSI)
In 2006 the Centers for Medicare & Medicaid Services (CMS) refined the funding formula for Medicare patients, adding nine new high intensity Resource Utilization Groups (RUGs). EHSI, through planned clinical initiatives, was successful at capturing a high proportion of these patients which provide superior compensation to the nursing home provider. However, focusing our efforts on these patients resulted in a reduced average length of stay, which negatively impacted Medicare census and overall occupancy in 2006.
With respect to Medicaid, we received rate increases below inflation in many of the states in which we operate in 2006, which caused margin erosion. Beginning in the second half of 2006 and going into 2007, Medicaid rates have improved with rate increases at least matching or exceeding inflation.
Looking ahead to 2007, the U.S. nursing home industry is expected to remain stable. The President, in his State of the Union address, indicated he was looking to reduce future Medicare spending with funding cuts to be spread across all health care providers. However, with the recent changes in the U.S. political landscape we believe that is not likely to happen. The Democrats now control both houses of Congress and have historically been more focused on health care. Extendicare continues to work aggressively through its trade associations to ensure policy makers understand the importance of maintaining adequate funding to nursing homes so we can continue to improve the quality of care to our residents.
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Extendicare (Canada) Inc. (ECI)
The Canadian operations continue to deliver steady performance for Extendicare. Key to our success is our ability to maintain high occupancy rates in Ontario, our largest market. Through 2006, our Ontario facilities averaged 98.3% occupancy, highest among the major providers. With the occupancy issue behind us, we have turned our attention towards maximizing our preferred revenue from semi-private and private accommodation and are making good progress in this area.
Regarding ParaMed, we expect the home health care business to assume a larger role within Extendicare. For the past two years the “request for proposal (RFP) process” has been frozen by the Ontario government pending a comprehensive review of the process. As a result of the review being conducted, contracts that were due to expire have been extended. The review is now complete and a number of changes have been implemented by the government to the RFP system. The new bid process is expected to reopen in 2007 and ParaMed is well prepared to compete for new business under the revised template.
Growth Strategy
Extendicare expects to expand its portfolio of nursing homes internally through new development and externally through acquisition. Due to the high degree of direct ownership of our nursing facilities, we have numerous opportunities to expand our homes in existing markets where we see demand; this includes developing assisted living facilities, either on the same property or in close proximity to our nursing homes. We are also improving operations by aggressively redeveloping existing facilities by constructing specialized private suites to attract short-term rehabilitation patients. In addition, Extendicare is seeing some additional new development opportunities in Ontario as the province fine tunes its supply of senior care facilities.
As Extendicare commences life as a Canadian REIT, we are excited at the prospect of participating more aggressively in the ongoing North American consolidation of senior care facilities. Currently the top 10 nursing home providers account for less than 16% of the total beds in the United States. In Canada, the numbers are similar, with the top 10 providers accounting for only 20% of the total nursing home beds. Extendicare has demonstrated success over the past several years operating its senior care facilities with higher Medicare census and overall occupancy relative to its peer group. This is where our expertise lies, hence we will look for facilities with Medicare and overall occupancy levels at industry averages and improve their performance by applying our business model.
Outlook
We expect 2007 to show improved performance over 2006 as anticipated Medicaid rate increases in our U.S. business will be more in line with inflation. As well, the management team will be able to focus its efforts on running the business without the distractions of last year’s corporate restructuring. We remain highly focused on expanding Medicare and total occupancy in the U.S., specifically within the nine high acuity RUGs categories. We will accomplish this by supporting the nursing facilities with innovative sales and marketing initiatives. At the same time, we look forward to our Canadian operations delivering another solid year of stable growth, with potential upside coming from new ParaMed business.
2006 ANNUAL REPORT
2006 MESSAGE TO UNITHOLDERS     3

Extendicare has what it takes to deliver the long-term growth that has defined us as a public entity for almost 40 years.
Extendicare is constantly looking for new ways to improve quality of care to its residents. Over the past few years we have launched a number of new initiatives aimed at maintaining a high level of customer service and lowering staff turnover. We are proud of the reputation Extendicare has earned for delivering quality care and fully expect to maintain it under the REIT structure.
Committed to Good Governance
The past year was a very active one for Extendicare’s Board as we took a hard look at where we were and where we wanted to be. The new Board of Trustees possesses a cross section of skills and talent that will serve our unitholders well. Most importantly, we share a set of common values based on a commitment to honesty, integrity and transparency in all we do. To us, that means continually looking at how we can improve our processes and knowledge to best serve unitholders’ interests and build value for Extendicare REIT.
Focus On Operational Excellence
Extendicare is an established senior care provider with a strong portfolio of assets generating stable cash flows and is well suited to the REIT model. We have a long track record of delivering value to shareholders and we fully expect to continue this trend under the REIT structure. Our operating performance ranks Extendicare at the top of its peer group in both the U.S. and Canada. We have a prudent growth strategy combining both internal and external growth; a strong balance sheet with significant financial flexibility to fund our growth; and we have an experienced and proven management team.
At the core of the Extendicare brand is our reputation for providing quality services and a safe environment to our residents and their families for close to 40 years. We appreciate your ongoing trust. I’d also like to acknowledge the hard work and dedication exhibited by the employees of Extendicare who come to work every day, ready to do whatever it takes to make our REIT a success. I appreciate your enthusiasm and commitment to taking care of our residents.
On behalf of the Board of Trustees, I’d like to welcome our new unitholders to Extendicare REIT. We pledge to work hard to drive growth in distributions and look forward to your ongoing support in the future.
(signed)
Philip Small
President and Chief Executive Officer
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Table of Contents

6	Management’s Discussion and Analysis
69	Management’s Responsibility for Financial Statements
70	Auditors’ Report
71	Consolidated Financial Statements
75	Notes to Consolidated Financial Statements
134	Financial and Statistical Information
135	Board of Trustees
136	Officers
IBC	Unitholder Information
Forward-looking Statements
Information provided by Extendicare REIT from time to time, including this Annual Report, contains or may contain forward-looking statements concerning the REIT’s operations, economic performance and financial condition, including the REIT’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project” or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available, and the REIT assumes no obligation to update any forward-looking statement. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the REIT to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the REIT’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the REIT’s and its subsidiaries’ compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the REIT or its subsidiaries; the ability to maintain and increase census levels; changes in foreign currency translation; the ability to attract and retain qualified personnel; the availability and terms of capital to fund capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the REIT’s forward-looking statements.
2006 ANNUAL REPORT
TABLE OF CONTENTS     5

Management’s Discussion and Analysis
March 6, 2007
Basis of Presentation
The consolidated financial results include those of Extendicare Real Estate Investment Trust and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare REIT” or the “REIT” means Extendicare Real Estate Investment Trust and its subsidiaries. The REIT entity is not itself a provider of services or products.
Extendicare REIT is the successor in interest to Extendicare Inc. (“Extendicare” or the “Company”) resulting from the conversion of Extendicare to a real estate investment trust on November 10, 2006 pursuant to a plan of arrangement (the “Arrangement”). Extendicare REIT is an unincorporated, open-ended real estate investment trust created pursuant to a deed of trust, dated September 11, 2006, as amended and restated on October 28, 2006 (the “Deed of Trust”), under the laws of the Province of Ontario. Extendicare REIT trades on the Toronto Stock Exchange (TSX) under the symbol EXE.UN. The conversion has been accounted for as a continuity of interest, and, accordingly, the consolidated financial statements of the REIT reflect the consolidated financial position, results of operations and cash flows as if the REIT had always carried on the business formerly carried on by Extendicare. Commencing with the year ended December 31, 2006, comparative information for the REIT relating to periods prior to the conversion is that of its predecessor, Extendicare Inc.
The Arrangement included the distribution of Assisted Living Concepts, Inc. (ALC) to Extendicare’s shareholders. As a result the financial results for the years ended December 31, 2006, 2005 and 2004, reflect ALC as a discontinued operation. The impact of the discontinued operations on the REIT’s financial statements is discussed separately below.
Pursuant to the terms of the Arrangement, holders of Extendicare Subordinate Voting Shares received for each share (a) one ALC Class A share, and (b) one unit of Extendicare REIT (REIT Unit) or, one Class B limited partnership unit (Exchangeable LP Unit) of Extendicare Limited Partnership (Extendicare LP); and holders of Extendicare Multiple Voting Shares received for each share (a) one ALC Class B share, and (b) 1.075 REIT Units or, 1.075 Exchangeable LP Units.
Prior to the implementation of the Arrangement, Extendicare and various of its subsidiaries carried out certain pre-Arrangement transactions including:
•	the transfer of 29 assisted living properties that were formerly owned and operated by Extendicare Health Services, Inc. (EHSI) to ALC;

•	other capital contributions to ALC by EHSI;

•	the transfer by EHSI of the shares of ALC to Extendicare;

•	the prepayment by EHSI of all amounts owing by it under its existing term loan and credit facility, its 9.5% Senior Notes due July 1, 2010, (the “2010 Notes”), its 6.875% Senior Subordinated Notes due May 1, 2014, (the “2014 Notes”) through the issuance of collateral mortgaged backed securities and a new revolving line of credit;

•	the termination by EHSI of its interest rate swap and cap agreements relating to the 2010 Notes and 2014 Notes; and

•	the redemption of Extendicare’s preferred shares.
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Further details of the above transactions can be found under “Significant Developments in 2006 and 2005 — Reorganization Pursuant to Plan of Arrangement”.
This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes the REIT’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the REIT that will help the reader understand the consolidated financial results. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the REIT in the future. This MD&A should be read in conjunction with Extendicare REIT’s audited consolidated financial statements for the years ended 2006, 2005 and 2004 and the notes thereto, found in this Annual Report. Extendicare REIT’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated. Except as otherwise specified, references to years indicate the fiscal year ended December 31, 2006, or December 31 of the year referenced, and all comparisons are to prior years.
Executive Overview
Extendicare REIT through its wholly owned subsidiaries is a major provider of long-term care and related services in North America. Extendicare operates 234 senior care facilities largely composed of nursing homes in North America, with capacity for close to 27,000 residents.
The REIT’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
The REIT’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.
At December 31, 2006, Extendicare operated 234 senior care facilities with capacity for 26,836 residents (December 31, 2005 — 439 facilities with capacity for 34,495 residents). The total number of facilities operated has decreased since the end of 2005 by 205 primarily because of the distribution of 206 facilities (resident capacity of 8,262) operated by ALC. The remaining increase of one was as a result of various activities. During the 2006 first quarter, EHSI acquired two nursing homes in Pennsylvania (417 beds); expanded two assisted living facilities (37 units); closed an assisted living facility in Oregon (45 units) to convert it to a nursing facility; and designated two assisted living facilities, one in Washington and one in Texas, as held for sale (123 units). During the 2006 second quarter, EHSI designated a Wisconsin nursing home (63 beds) as held for sale. During the 2006 third quarter, EHSI acquired three nursing homes in Kentucky (239 operational beds) and completed the construction of additions to three nursing homes (64 beds). During the 2006 fourth quarter, EHSI identified one Kentucky nursing home (50 operational beds)
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     7

and one Oregon nursing home (47 beds) as discontinued, redesignated a Minnesota nursing home (125 beds) as continuing operations, and ECI began managing a 160-bed Ontario nursing home. In addition, the operational capacity at other facilities was adjusted during 2006.
EHSI has a significant presence (more than 15% of its resident capacity) in each of Pennsylvania and Ohio. As well, ECI’s senior care facilities have a significant presence in Ontario, where 77% of its residents are served. EHSI’s average occupancy from continuing operations in its nursing homes was 91.3% in 2006 compared to 92.9% in 2005. ECI’s average occupancy in its senior care facilities was 98.1% in 2006 compared to 97.8% in 2005.
Extendicare focuses on its core nursing and assisted living facility operations, while continuing to grow its complementary long-term care services. By emphasizing quality care of patients and by clustering several long-term care facilities together within the geographic areas served, its goal is to build upon its reputation as a leading provider of a full range of long-term care services in its communities. The conversion to a real estate investment trust was determined to be an effective structure to conduct Extendicare’s long-term care operations. The structure is designed to provide superior returns to the REIT’s unitholders, to accommodate its existing operations and to effectively facilitate its strategic acquisition plans through an enhanced level of financing capability. Management anticipates the REIT’s growth strategy, through acquisition and development of new facilities, will generate incremental earnings going forward.
The key business goals that have contributed to the success of the operations over the past few years have been to: provide quality, clinically-based services; strengthen both Medicare and total average daily census; increase market share of Canadian home health care operations; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; increase operating efficiency; and manage resident care liability claim settlements.
One of the major factors contributing to the improved performance of the U.S. operations has been management’s focus on driving revenue through growth in average daily census (ADC), particularly Medicare ADC. As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census. These initiatives resulted in improved Medicare census for EHSI in 2004 and 2005, and an improvement in Medicare rates in 2006.
In preparation for the January 1, 2006, changes to the Resource Utilization Groupings (RUGs) classifications implemented by the Centers for Medicare & Medicaid Services (CMS), which included the discontinuance of funding under the “RUGs Refinement” enhancements and implementation of nine new RUGs classifications, EHSI refocused its marketing strategies to target residents requiring short-term rehabilitative services and trained its clinical staff to ensure it could accurately assess its residents in accordance with the changes. As a result, though EHSI experienced a decline in census during 2006, it was successful in not only recovering the loss from the RUGs Refinement enhancements, but also increasing its average Medicare rates. Despite the loss of the RUGs Refinement enhancements, EHSI’s average Medicare Part A rate
8      EXTENDICARE REAL ESTATE INVESTMENT TRUST

increased from US$362.67 in the 2005 fourth quarter to US$368.63 in the 2006 third quarter. On October 1, 2006, Medicare Part A rates increased by 3.1% as part of the annual inflationary increase, resulting in EHSI’s average Medicare Part A rate increasing to US$382.61 in the 2006 fourth quarter.
The following table provides same-facility ADC for Medicare patients and total residents served in EHSI’s nursing homes for the last eight quarters.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2006	2005

Medicare ADC	2,337	2,418	2,253	2,432	2,184	2,221	2,248	2,205
Total ADC	12,618	12,804	12,481	12,675	12,451	12,666	12,463	12,655

Due to the refocus of EHSI’s marketing of short-term rehabilitative residents, EHSI’s total U.S. nursing home census on a same-facility basis declined by 1.6% in 2006 to 12,503 from 12,700 in 2005. EHSI’s Medicare ADC on a same-facility basis decreased during 2006 by 2.7% to 2,255 from 2,318 in 2005. Medicare admissions usually begin to decline in the second quarter and are generally at their lowest in the summer months, as there tends to be fewer elective surgeries performed, which affects admissions of EHSI’s short-term stay patients. Despite the decline in EHSI’s Medicare ADC during 2006 in comparison to 2005, EHSI was successful in increasing the percentage of rehabilitative therapy residents from 78.5% in 2005 to 84.0% in 2006.
For further details on the significant transactions occurring in 2006, refer to “Significant Developments in 2006 and 2005”, and for an analysis of the REIT’s financial results, refer to the discussions under “Summary of Quarterly Results” and “Summary of Annual Results”.
Significant Developments in 2006 and 2005
REORGANIZATION PURSUANT TO PLAN OF ARRANGEMENT
APPROVAL OF THE ARRANGEMENT
On November 10, 2006, Extendicare completed a reorganization (the “Reorganization”) pursuant to the Arrangement, which was unanimously approved by the Board on May 31, 2006. Shareholders approved the Arrangement at a special meeting held on October 16, 2006, by 97.44% of its holders of Subordinate Voting Shares and 99.96% of its holders of Multiple Voting Shares. The Arrangement called for the distribution of ALC to Extendicare’s shareholders and conversion of the remaining business of Extendicare into a Canadian real estate investment trust. Shareholders also approved the adoption of a unitholder rights plan for Extendicare REIT. After having satisfied all of the conditions of the Arrangement, the Board determined that the effective date of the Arrangement would be November 1, 2006.
On October 31, 2006, the Minister of Finance announced the Tax Fairness Plan (the “Plan”) for Canadians, which included proposals to tax publicly traded income trusts and limited partnerships at corporate rates on certain distributions made by them and to treat such distributions as taxable dividends in the hands of unitholders. On December 21, 2006, the Department of Finance released draft legislation (the “Draft
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     9

Legislation”) to implement the new measures. Under the Draft Legislation, which has not yet been enacted, the proposed distribution tax will generally apply to listed income trusts for taxation years that end after 2006. However, a transitional rule provides that the new measures will not apply until the 2011 taxation year for trusts whose units or other securities were listed on a stock exchange or other public market prior to November 1, 2006.
Following the announcement of the Plan on October 31, 2006, Extendicare temporarily delayed proceeding with the Reorganization in order to study its alternatives. At a meeting on November 7, 2006, the Board approved proceeding with the Reorganization on November 10, 2006.
PRE-ARRANGEMENT TRANSACTIONS
EHSI Debt Extinguishment and Termination of Interest Rate Lock, Swap and Cap Agreements
In the 2006 fourth quarter, prior to the completion of the Arrangement, EHSI extinguished its US$150.0 million 2010 Notes, its US$125.0 million 2014 Notes, and term loan and revolving credit facility of US$164.9 million. The prepayments were extinguished through the issuance on October 16, 2006 of US$500.0 million collateral mortgaged backed securities (the “CMBS Financing”) and a new US$120.0 million revolving credit facility (the “Credit Facility”). Below is a summary of the debt extinguishment with further details provided in note 11 to the 2006 consolidated financial statements.
On October 6, 2006, in connection with the tender offers and consent solicitations issued on September 22, 2006 for EHSI’s 2010 Notes and the 2014 Notes, EHSI received 100% of the outstanding 2010 Notes and 99.98% of the outstanding 2014 Notes. The total consideration paid to each note validly tendered was (1) US$1,050.00 for each US$1,000 principal amount of the 2010 Notes, and (2) US$1,072.42 for each US$1,000 principal amount of the 2014 Notes, which was determined by pricing the 2014 Notes using standard market practice to the first call date at the fixed spread of 60 basis points over the bid-side yield on October 5, 2006. The US$299.6 million that EHSI paid on October 16, 2006, for the outstanding 2010 Notes and 2014 Notes was inclusive of the premium/consent fee of US$16.6 million and outstanding interest of US$8.1 million. Costs of retirement of EHSI’s debt were approximately $33.0 million (US$29.2 million) and were reported as part of restructuring charges in the statement of earnings.
In connection with the CMBS Financing, EHSI entered into an agreement with Lehman Brothers in July 2006, under which it locked in the treasury rate and the swap spread to be used to determine the interest rate on up to US$600.0 million of proposed financing (the “Interest Rate Lock Agreement”). The purpose of the Interest Rate Lock Agreement was to serve as a hedge relating to the forecasted interest payments under the proposed financing, but EHSI did not designate the Interest Rate Lock Agreement as a hedging instrument for accounting purposes. The market value of this derivative increased if market interest rates increased and the market value decreased if market interest rates decreased. On October 16, 2006, prior to completing the mortgage financing, EHSI terminated the Interest Rate Lock Agreement with Lehman Brothers and agreed to fix the interest rate for the CMBS Financing at the then current market rate. The final pre-tax loss on the Interest Rate Lock Agreement was $11.8 million (US$10.6 million).
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EHSI terminated its two interest rate swap and two interest rate cap agreements relating to the 2010 Notes and 2014 Notes on October 16, 2006 in conjunction with the repayment of its 2010 Notes and 2014 Notes. On that date, payments of $15.7 million (US$13.7 million) were made to EHSI’s counterparties to terminate the swap and cap agreements, resulting in a loss of $8.6 million (US$7.6 million).
The CMBS Financing has a 5-year term, with a fixed interest rate of 6.6525%, with monthly interest only payments for the first three years, and principal and interest payments for the last two years, based upon a 25-year amortization. The loan is collateralized by a first mortgage on 86 of EHSI’s skilled nursing facilities. The loan requires that EHSI maintain: (1) a consolidated leverage ratio (debt to EBITDA, exclusive of notes owing to the REIT and its subsidiaries) of less than 5.5 to 1.0; (2) a consolidated fixed charge ratio of at least 1.5 to 1.0; and (3) tangible net worth, determined from discounting capitalized actual cash flows for the previous 12 months, of US$150.0 million. EHSI is required to fund a capital replacement reserve on a monthly basis, plus amounts to cover any significant renovations, with such funds being repaid upon evidence of the work being completed. If an event of default occurs, the lenders may appoint an interim manager and charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the collateral backed loans.
Under the terms of the CMBS Financing, EHSI has the option to prepay the balance in whole, but not in part, provided no event of default has occurred and a prepayment yield maintenance premium is paid by EHSI. This premium is an amount equal to the greater of: 1% of the principal amount being prepaid; or the present value, as of the prepayment date, of interest payments computed using the principal amount being prepaid and an interest rate equal to the excess, if any, of the interest rate on the CMBS Financing over the current market United States Treasury rate for the period through November 11, 2011.
EHSI’s Credit Facility provides for borrowings up to US$120.0 million, and has a 3-year term, no required principal repayments, and floating-rate interest based on a pricing grid. The interest rate margins range based upon EHSI’s consolidated leverage ratio. The margin over the Eurodollar rate ranges from 1.5% to 2.5%, or 0.5% to 1.5% over the base rate, as applicable.
The Credit Facility has 24 skilled nursing facilities as specific collateral and is guaranteed by Extendicare Holdings, Inc. (EHI) and EHSI’s material domestic subsidiaries. The Credit Facility is secured by certain tangible and intangible assets of EHI, EHSI and the subsidiary guarantors; however it excludes all skilled nursing facilities and associated personal property and accounts receivable that were mortgaged under the CMBS Financing. The Credit Facility also allows EHSI to release collateralized facilities from the Credit Facility if, after their release, financial covenants will be met and total outstanding borrowings will not exceed the collateral value of the remaining collateralized facilities.
The Credit Facility is used to back letters of credit and for general corporate purposes and requires EHSI to comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. The Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     11

Preferred Share Redemption
Pursuant to the share provisions, Extendicare issued a notice of redemption on September 6, 2006, to redeem all of its issued and outstanding preferred shares effective October 13, 2006, for proceeds of $25.00 per share plus accrued and unpaid dividends. Redemption proceeds were $20.1 million, representing Extendicare’s $16.7 million carrying value, accrued and unpaid dividends of $0.2 million, and $3.2 million excess redemption price over the carrying value of the Class II, Preferred Shares, Series 1. The redemption proceeds were deposited with Extendicare’s transfer agent, Computershare Trust Company of Canada. Holders of preferred shares have six years to redeem their shares, following which any amounts that remain unclaimed shall be forfeited to Extendicare. As at December 31, 2006, 8,715 preferred shares remained unclaimed, representing $0.2 million.
Capital Contributions to ALC
Prior to the implementation of the Arrangement, EHSI transferred 29 assisted living properties in the 2006 third quarter to ALC with a book value of $84.7 million (US$75.8 million) plus an allocation of goodwill of $11.3 million (US$10.0 million). This transfer was measured based on fair market value for tax purposes and resulted in a U.S. state tax liability.
As well, EHSI made further capital contributions to ALC of $77.6 million (US$68.9 million), which included cash of $47.2 million (US$42.0 million). Cash contributions were made to: establish a Bermuda-based wholly owned captive insurance subsidiary to provide general and professional liability insurance to ALC; fund ALC’s purchase of a new head office building in Wisconsin; fund transaction costs of ALC pertaining to the Reorganization; restore advances to a position before ALC started transferring cash from its operations to EHSI; and fund certain operating expenses and other costs of ALC.
The non-cash contributions to capital of $30.4 million (US$26.9 million) by EHSI were: an interest bearing advance receivable from ALC of $24.8 million (US$22.0 million); security investments at market value of $5.0 million (US$4.5 million); and the transfer of other net asset balances of $0.5 million (US$0.4 million).
Transfer of ALC Shares by EHSI to Extendicare
On November 10, 2006, the common shares of ALC were transferred to Extendicare at fair market value for U.S. tax purposes. The fair market value of ALC’s shares was determined based upon the weighted average trading price of the ALC Class A shares on November 10, 2006. Based upon the fair market value of US$8.00 per share, the shares of ALC were transferred at a value of $635.0 million (US$561.6 million) for consideration of an interest-bearing note receivable (the “ALC Note Receivable”) due from Extendicare to EHSI. The transfer of ALC shares and the transfer of the 29 assisted living properties to ALC generated taxable gains resulting in current taxes payable of approximately $115.9 million (US$102.5 million).
ARRANGEMENT TRANSACTIONS
Distribution of ALC Shares to Extendicare’s Shareholders
Subsequent to the transfer of ALC shares to Extendicare by EHSI, ALC’s shares were distributed to Extendicare’s shareholders effective November 10, 2006. The distribution was reflected as a charge to retained earnings of $476.5 million. The table below summarizes Extendicare’s underlying carrying value
12     EXTENDICARE REAL ESTATE INVESTMENT TRUST

of net assets of ALC distributed, including current taxes of $122.9 million representing tax of $115.9 million on the taxable gain and withholding taxes of $7.0 million.

(millions of dollars)	us$	C$

Assets
Cash and short-term investments	36.0	40.7
Property and equipment	369.5	417.8
Goodwill and other intangible assets	18.1	20.5
Other assets, primarily current	27.6	31.2
Tax on transfer of ALC shares	108.6	122.9

	559.8	633.1

Liabilities and Shareholders’ Equity
Long-term debt, including current maturities	91.1	103.0
Other liabilities, primarily current	42.4	48.0
Future income tax liabilities	5.0	5.6

Total liabilities	138.5	156.6

Distribution to shareholders	421.3	476.5

Settlement of ALC Note Receivable
The ALC Note Receivable of US$561.6 million was substantially settled by a distribution from Extendicare’s U.S. subsidiaries to their Canadian parent of a dividend, return of capital and repayment of intercompany advances. The cross-border intercompany dividend attracted a 5% withholding tax of $23.6 million (US$20.5 million), which was paid in December 2006. Extendicare had accrued a portion of this withholding tax of $16.8 million (US$14.4 million) as part of its tax provision during 2006 related to the undistributed earnings of EHSI. The remainder was charged to retained earnings on the distribution of ALC as it related to the gain for tax purposes on the transfer of ALC to Extendicare.
UPDATE OF U.S. LEGISLATIVE ACTIONS AFFECTING REVENUE
The majority of Extendicare’s operations are in the United States where 68.6% of the revenue was earned in 2006. EHSI receives payment for its services and products from the federal (Medicare) and state (Medicaid) medical assistance programs, as well as from private payors. Private-pay revenue includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.
Medicaid rates are generally lower than rates earned from Medicare or private/other sources. Therefore, EHSI considers Quality Mix an important performance measurement indicator, where “Quality Mix” is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, EHSI focuses on short-term stay programs and services in its nursing home operations.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     13

The following table sets forth EHSI’s percentage of nursing and assisted living facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding revenue settlement adjustments.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2006	2005

Medicare	35.6%	35.6%	35.1%	35.7%	34.0%	33.6%	35.3%	34.4%
Private/other	16.5	16.1	16.8	15.7	16.5	16.1	16.3	16.1

Quality Mix	52.1	51.7	51.9	51.4	50.5	49.7	51.6	50.5
Medicaid	47.9	48.3	48.1	48.6	49.5	50.3	48.4	49.5

The following table sets forth EHSI’s percentage of nursing facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding revenue settlement adjustments. Though Medicare census has declined, the percentage of Medicare revenue has remained at similar levels in 2006 compared to 2005 due to a 3.1% increase in rates on October 1, 2005 and October 1, 2006, and an increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2006	2005

Medicare	35.9%	35.8%	35.3%	35.9%	34.1%	33.9%	35.5%	34.7%
Private/other	16.0	15.6	16.4	15.3	16.2	15.6	16.0	15.6

Quality Mix	51.9	51.4	51.7	51.2	50.3	49.5	51.5	50.3
Medicaid	48.1	48.6	48.3	48.8	49.7	50.5	48.5	49.7

MEDICARE FUNDING
Effective January 1, 2006, CMS terminated the funding of the RUGs Refinement enhancements.
In conjunction with this change, CMS expanded the 44 RUGs classifications to 53, providing nine new RUGs classifications to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, effective January 1, 2006, CMS also increased RUGs rates in the nursing and therapy components of the case mix index for all 53 RUGs rates. Despite the loss of the RUGs Refinements, EHSI’s refocused marketing strategies successfully increased its average daily Medicare Part A rate by 7.1% to US$371.95 in 2006 from US$347.27 in 2005. This increase included a 3.1% market basket increase effective October 1st in each of 2005 and 2006. Approximately 35.8% of EHSI’s Medicare residents were classified within the nine new high acuity RUGs classifications, and the percentage of therapy residents increased from 78.5% in 2005 to 84.0% in 2006.
The Medicare Part D benefit that arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003 was implemented by CMS effective January 1, 2006, and provides access to prescription drug coverage for Medicare beneficiaries. Medicare Part D is a voluntary drug benefit, except for dually eligible
14      EXTENDICARE REAL ESTATE INVESTMENT TRUST

Medicare and Medicaid residents, who must enrol in the program. The program provides a prescription drug benefit through a fee-for-service prescription drug plan, or PDP. For a premium, eligible residents have their drug costs administered through a government contracted PDP provider, who negotiates contracts with the institutional pharmacies, including Omnicare, Inc., or Omnicare, which provides pharmacy services to the majority of EHSI’s nursing facilities. Omnicare has contracted with the majority of all PDPs to which EHSI’s residents subscribe. To date, as a result of the transition plans put into place by CMS, EHSI has not experienced an increase in its drug costs as a result of these changes. However, EHSI could be faced with incremental drug and administrative costs as PDPs exercise their strategies to manage drug costs on behalf of their subscribers.
Effective January 1, 2006, CMS reduced its level of reimbursement from 100% to 70% for Part A co-insurance bad debts involving residents who are not dually eligible for Medicare and Medicaid. Based upon EHSI’s population of non-dually eligible residents, the estimated annual impact of this change reduced Medicare revenue by approximately $0.5 million (US$0.4 million). EHSI continued to be reimbursed for all remaining Part A co-insurance bad debts that amounted to approximately $23.1 million (US$20.4 million) in 2006.
Effective January 1, 2006, CMS implemented a cap on Part B therapy services of US$1,740 per annum for physical and speech therapy, and a second cap of US$1,740 per annum for occupational therapy. However, the Budget Refinement Act of 2005 established a one-year exception process to the therapy caps for individuals who can prove medical necessity for the therapy. The one-year exception process applies to approximately 35% of EHSI’s residents requiring Part B therapy services and therefore there has been no significant reduction in EHSI’s Part B therapy revenue. Effective January 2007, the exception process was extended for an additional year.
In November 2006, CMS issued federal regulations regarding procedures and documentation standards for skilled nursing facilities to be reimbursed for blood glucose monitoring. The new regulations require physicians to certify the necessity of each finger stick blood glucose test and document those orders effective January 1, 2007. The new rule will require such considerable effort on physicians and skilled nursing facilities that operators will no longer be able to bill for such procedures. EHSI estimates that the loss of revenue from this new regulation is approximately US$4.0 million per annum.
In February 2007, U.S. President Bush related his budget recommendations for the fiscal year commencing October 2007. The budget includes recommendations for US$66 billion and US$7 billion in Medicare and Medicaid cuts, respectively, over the next five years. The recommended savings that impact long-term care over the next five fiscal years include the following:
•	A reduction of 0.65% to the skilled nursing market basket increase. Should this recommendation be approved, the impact to EHSI would be approximately US$2.1 million per annum based upon the average Medicare census and Medicare Part A rate for 2006.
•	A phase-down reduction leading to the elimination of bad debt reimbursement from the Medicare program. On an annual basis, EHSI recovers approximately US$20.0 million from the Medicare program for unpaid co-payment claims from Medicare beneficiaries who fail to pay their portion of the cost of skilled nursing care.
•	A reduction in Medicare rates paid to post-acute inpatient rehabilitative hospitals over the next five fiscal years. Though this will have no direct impact to skilled nursing facilities, it may lead to increased occupancies in skilled nursing facilities.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS       15

•	The introduction of survey and certification fees to those skilled nursing facilities requiring follow-up surveys as a result of a high level of deficiencies identified in the initial survey. No details were provided to determine the impact of this recommendation.
The U.S. President’s budget is subject to change upon review before being passed by the Congress and Senate of the United States.
MEDICAID RATES
Each year in July, EHSI receives new annual Medicaid rates in seven of the eleven states where it operates nursing facilities. For the fiscal years beginning July 1, 2006, EHSI estimates that its weighted average Medicaid rate increase, not including the impact of provider tax changes and case mix indices, was approximately 2.7%, compared to approximately 1.4% for fiscal years beginning in 2005. In Washington, EHSI’s Medicaid rates increased by 9.9% effective July 1, 2006 as a result of the State updating to current operator costs. The annualized impact of the rate increase to EHSI is estimated at $4.7 million (US$4.2 million). In Ohio, the State has implemented a new reimbursement system, and EHSI’s rates increased only 0.3% effective July 1, 2006. Pennsylvania has also implemented a new reimbursement system effective July 1, 2006, and EHSI’s estimated increase was 1.6%.
Effective January 1, 2006, the State of Indiana implemented a Medicaid rate reduction that amounted to approximately $2.3 million (US$2.1 million) per annum of lower revenue to EHSI, and applies to the 18-month period ended June 30, 2007. During this period the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.
In December 2006, the Tax Relief and Health Care Act of 2006 established that the state provider tax limit would be reduced from the 6% established by CMS to 5.5% effective January 1, 2008 through December 31, 2011, after which it returns to 6%. However, this limit cannot be changed by CMS regulations in the future. The change does not have a material impact on future revenue, but it does limit the risk for reduced Medicaid rates to the level of funding provided through provider tax funding.
In January 2005 the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan had no impact on earnings. In March 2005 the State of Pennsylvania officially approved and committed to its state plan amendment and waiver. As a result, in the 2005 first quarter, EHSI recognized incremental revenue of $20.2 million (US$16.5 million) and provider tax expense of $16.4 million (US$13.3 million) relating to the period from July 1, 2003 to December 31, 2004. Offsetting this increase in revenue, the State of Pennsylvania published its final Medicaid rates for the year commencing July 1, 2004, which resulted in a reduction of previously accrued revenue of $0.8 million (US$0.7 million) in the last half of 2005.
In June 2005 CMS and the State of Indiana announced the approval of a state plan amendment and waiver, which increased federal funding to the Medicaid program retroactively to July 1, 2003. As a result in 2005, EHSI recognized incremental revenue of $15.5 million (US$12.8 million), and additional provider tax expense of $7.6 million (US$6.3 million), pertaining to the period July 1, 2003 to December 31, 2004. In terms of how this impacted the quarters of 2005, in the 2005 second quarter this provided EHSI with 21 months (July 1, 2003 to March 31, 2005) of additional revenue of $16.3 million (US$13.1 million), and additional
16     EXTENDICARE REAL ESTATE INVESTMENT TRUST

provider tax expense of $9.4 million (US$7.5 million). In the third quarter of 2005, the final revenue rates were released by the State, and as a result incremental revenue pertaining to the state plan amendment of $2.8 million (US$2.3 million) was recorded pertaining to the period July 1, 2003 to June 30, 2005.
UPDATE OF CANADIAN LEGISLATIVE ACTIONS AFFECTING REVENUE
The fees charged by ECI for its Canadian nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services. Funding for Ontario long-term care centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. Providers may retain excess funding over costs incurred only with respect to the accommodation envelope, while funding for the other envelopes is returned to the extent costs incurred are below the rates funded, otherwise referred to as “flow-through envelopes”.
ONTARIO LONG-TERM CARE LEGISLATION
In October 2006, the Ontario government introduced new long-term care homes legislation (Bill 140) that, if passed, would consolidate three pieces of legislation currently governing long-term care facilities in the province. Ontario’s long-term care homes are currently governed by three separate pieces of legislation (Nursing Homes Act, Homes for the Aged and Rest Homes Act and Charitable Institutions Act). Through consolidation, the government expects that the single piece of legislation will ensure uniform standards and accountability. Bill 140 has passed second reading, following which public hearings took place and a number of proposed amendments were tabled. As a result, Bill 140 will require a third reading before receiving Royal Assent. A new licensing process is proposed with defined terms for various classes of homes as follows: one year for “D” rated facilities that have not been upgraded; 10 years for upgraded “D” rated facilities; 15 years for “C”, “B” and “A” rated facilities; and 25 years for new homes. ECI has 11 new facilities in Ontario and the rest are “C” rated facilities. The proposals do not currently include a commitment to a capital renewal program for older buildings. ECI and others continue to advocate for appropriate changes.
ONTARIO LONG-TERM CARE FUNDING
In March 2006 the government announced the annual acuity-based funding increase effective April 1, 2006, based on the 2005 resident classification results, which showed an acuity increase of 1.98%. In April 2006 the government announced a further increase in funding for long-term care homes of $29.0 million to help manage the rising cost of labour within the flow-through envelopes. ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments represent additional annual revenue of approximately $4.4 million, which is offset by additional resident care costs.
Effective July 1, 2006, the government provided an increase of $0.12 per resident per day (or 2.25%) in funding for food costs and an increase of $0.78 per resident per day (or 1.76%) in the per diem rate for the non flow-through accommodation envelope. ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding enhancements represent increased annual revenue of approximately $1.6 million, of which approximately $0.2 million is directly allocated to higher food costs with the remainder available to assist in offsetting inflationary cost increases of accommodation.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS       17

With respect to funding increases in 2005, in July the government announced a funding commitment of $27.6 million to increase base funding for long-term care homes, retroactive to April 1, 2005, which ECI began recognizing in the 2005 third quarter. This increase provided additional support to the goals of hiring new staff and implementing new enhanced care requirements in Ontario. ECI estimates that based on the number of long-term care beds it operates in Ontario, this additional funding provided annual revenue of approximately $1.8 million, which was offset by additional direct costs of resident care.
ONTARIO REQUEST FOR PROPOSALS FOR NEW BEDS
In October 2006, the Ontario government announced an emergency room wait time strategy that includes the construction of 1,750 new and the replacement of 662 long-term care beds. ECI will compete for new beds based on an evaluation of demand and other factors. Under the first round of request for proposals for three new homes, ECI made submissions for all three and expects to make further submissions under the second round that is due in April 2007.
ALBERTA LONG-TERM CARE FUNDING
The Alberta government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Long-term care providers received an annual inflationary rate increase on April 1, 2005, and annual funding adjustments for the case mix index (a measure of the level of care required by the resident population of the facility) on July 1, 2005. Further funding changes announced on that date took effect January 1, 2006, to fund a required increase in nursing hours of care. Based on the number of long-term care beds that ECI operates in Alberta, ECI estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, and increasing to approximately $4.4 million on January 1, 2006. Most of this funding is directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.
In March 2006 the Alberta government announced its 2006/2007 fiscal budget in which $42.0 million was allocated to improve continuing care services. Changes included additional funding to enable increases in the number of hours of care per resident day to 3.6 hours, required to be implemented by January 2007. As a result, ECI does not anticipate a significant impact to earnings from these changes. An annual inflationary rate increase of 3.25% was received by long-term care providers effective April 1, 2006. As well, the July 1, 2006, annual funding adjustment for the case mix index was received, which varies by facility and can result in an increase or decrease in funding depending on the change in resident acuity levels. For ECI, the net impact of the case mix index adjustments was minimal.
ONTARIO HOME CARE FUNDING
In 2004 the Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004, targeted towards acute home care, end-of-life care and chronic home care services. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients.
18     EXTENDICARE REAL ESTATE INVESTMENT TRUST

On May 1, 2006, the Ontario government announced additional funding of $117.8 million to improve home care, of which $30.0 million would be used to implement recommendations from a comprehensive review (the “Caplan Report”) of the Community Care Access Centre Procurement Process. The announcement stated it was the intention of the government to implement 68 of 70 recommendations from the Caplan Report, which is intended to improve the procurement model with open and transparent practices, improve the quality and continuity of care, and support home care workforce stability. A Personal Support Worker Stabilization Strategy resulted in funding that was released in November on a retroactive basis to April 2006. Service providers will be required to report how the funds were spent. ECI’s portion for the nine months ended December 31, 2006 was approximately $3.5 million. ECI anticipates that the majority of the funds received will be allocated towards labour-related costs, such as compensation payments, enhanced travel and training programs and other employee benefits.
As well, as part of the Ontario government’s strategy to reduce emergency room wait times, the government announced in October 2006, additional funding of $30.0 million to support home care service volumes.
As a result of the review of the home care system that began in 2004, the Ontario government froze the home health care request for proposal process in the fall of 2004, allowing contracts due to expire to be extended pending the completion of the review. It is anticipated that the request for proposal process will resume in 2007 under a new template.
REGULATORY ENVIRONMENT AFFECTING OPERATIONS
Extendicare REIT operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services, are a risk to the REIT. The REIT also operates in a heavily regulated industry, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. Management continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to Extendicare’s residents.
In connection with the Reorganization, Extendicare de-listed from the New York Stock Exchange (NYSE). However, Extendicare REIT currently remains a reporting issuer of the U.S. Securities and Exchange Commission (SEC) as a foreign private issuer. In December 2006, the SEC issued a proposal “Termination of a Foreign Private Issuer’s Registration of a Class of Securities under Section 12(g) and Duty to File Reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” (SEC Release No. 34-55005), which would enable Extendicare REIT to qualify for SEC deregistration because Extendicare’s weighted average trading volumes on the NYSE for the 12-month period pre-Reorganization were below 5% of its TSX trading volume. While SEC Release No. 34-55005 is not yet final, the SEC has indicated its intention to finalize it quickly following the comment period which ended February 12, 2007.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS      19

As a foreign private issuer, Extendicare REIT remains subject to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including Section 404 (SOX 404), which would require external auditor attestation of management’s assessment of the effectiveness of internal controls over financial reporting, beginning with the REIT’s year ended 2006. Extendicare REIT intends to switch from filing its 2006 audited consolidated financial statements with the SEC using a Form 40-F to that of a Form 20-F. By being a Form 20-F filer, the REIT is able to delay its filing with the SEC until June 30, 2007. Management anticipates that the SEC will finalize SEC Release No. 34-55005 before June 30, 2007, thereby enabling Extendicare REIT to deregister and eliminate the requirement for the Form 20-F filing. As a result, the REIT would avoid incurring further significant costs to meet the SOX 404 requirements as well as the SEC’s requirement for a U.S. GAAP reconciliation.
Management had completed a substantial portion of the work required in connection with its evaluation of internal control over financial reporting before deciding to delay further SOX 404 work in anticipation of an SEC deregistration under SEC Release No. 34-55005. External costs incurred and expensed to comply with SOX 404 were approximately $1.1 million in 2006. In the event that Extendicare REIT does not meet the threshold requirements to permit deregistration from the SEC, the REIT would resume its SOX 404 work for completion in time for the Form 20-F filing by June 30, 2007.
ACQUISITIONS AND CONSTRUCTION
In 2006 EHSI acquired the following nursing facilities for cash of $50.2 million (US$44.2 million): an Ohio nursing facility it had been leasing (150 beds) on December 11, 2006; three nursing facilities (259 beds) in Kentucky on August 1, 2006; and two nursing facilities (417 beds) in Pennsylvania on March 1, 2006.
On January 31, 2005, EHSI completed the acquisition of ALC for total purchase consideration of approximately US$285.0 million, including the assumption of ALC’s existing debt with a book value of approximately US$141.0 million, for a net cash cost of approximately US$144.0 million. The acquisition was completed immediately subsequent to, and pursuant to, the shareholder approval of the merger and acquisition agreement entered into between EHSI and ALC on November 4, 2004, which provided for the acquisition of all of the outstanding shares and stock options of ALC for US$18.50 per share. The acquisition was financed by drawing US$60.0 million on EHSI’s revolver loan, using approximately US$29.0 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. The acquisition was accounted for as a purchase transaction. For further details, refer to note 2 of the 2006 consolidated financial statements.
In June 2005 EHSI completed the acquisition of a 127-bed nursing home in Kentucky for cash of $10.3 million (US$8.2 million). In December 2005 EHSI completed the acquisition of a 126-bed nursing home in Pennsylvania for cash of $8.9 million (US$7.6 million).
20     EXTENDICARE REAL ESTATE INVESTMENT TRUST

Under its construction program, EHSI completed three skilled nursing facility additions in the 2006 third quarter, adding capacity for 64 beds. As well, prior to the distribution of ALC, EHSI completed an assisted living project to add 16 units to one of ALC’s facilities. The total cost of these projects was approximately US$9.0 million.
During 2005 EHSI completed construction of one nursing home addition for 18 beds, and seven ALC projects representing three new assisted living facilities (150 units) and four facility additions for 96 assisted living units. The total cost of these eight projects was approximately US$25.5 million.
ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project was expanded to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 280-bed project, net of government grants, is approximately $35.7 million. ECI has entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.
LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS
The REIT recorded a pre-tax charge in 2006 of $26.5 million (2005 — $2.2 million) related to the valuation of EHSI’s derivative financial instruments. The 2006 amount related to: a loss of $11.8 million on settlement of EHSI’s Interest Rate Lock Agreement entered into in connection with securing the CMBS Financing; a loss of $9.5 million related to the valuation and subsequent settlement of EHSI’s interest rate swap and cap arrangements; and a loss of $5.2 million related to the valuation of EHSI’s foreign currency forward contract entered into in October 2006. The 2005 amount related to the valuation of EHSI’s interest rate cap arrangements. These derivatives did not qualify as hedge instruments for accounting purposes, and therefore were required to be adjusted to market value each reporting period, with the change reported in earnings.
LOSS (GAIN) FROM RESTRUCTURING CHARGES, ASSET DISPOSALS AND OTHER ITEMS
The REIT reported an overall pre-tax charge of $95.4 million related primarily to restructuring charges of $94.1 million associated with the Reorganization. In comparison, in 2005, the REIT recorded a pre-tax gain of $14.6 million mainly associated with the exchange of the Omnicare warrant for Omnicare shares and subsequent disposal of some of the Omnicare shares as well as other non-core assets. Further details on these transactions can be found in note 4 of the 2006 consolidated financial statements.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS      21

(millions of dollars)	2006	2005

Restructuring Charges
Transaction costs of reorganization	20.8	—
Retirement of debt
Tender and call premiums	18.7	—
Write-off of deferred financing costs	10.3	0.3
Bond discount written off and foreign exchange	3.1	—
Legal expenses	0.9	—
Foreign exchange on reduction of net U.S. investment	40.3	—

	94.1	0.3

Other
Loss (gain) on investment in Omnicare	0.4	(13.9)
Loss related to abandoned assisted living project	0.7	—
Gain on sale of non-core assets	(0.7)	(1.5)
Provision for impairment of U.S. long-lived assets	0.1	0.5
Loss on repayment of notes due from Tandem	—	—
Provision for severance	0.8	—

	1.3	(14.9)

	95.4	14.6

DISCONTINUED OPERATIONS
As a result of the Reorganization, the operations of ALC have been accounted for as discontinued along with other facilities EHSI had identified as discontinued. As such the comparative figures presented have been revised to reflect these operations as discontinued. Earnings from discontinued operations were $6.8 million in 2006 compared to $8.8 million in 2005 and included the operations of: ALC; other assisted living facilities primarily in Texas and Washington; skilled nursing facilities in Wisconsin, Minnesota and Oregon; and leased properties in Florida and Texas. As at December 31, 2006, EHSI had assets held for sale of $9.4 million (US$8.1 million), related to four nursing facilities and one closed assisted living facility in Texas; one nursing facility in Wisconsin, one closed nursing facility in Kentucky; and one assisted living facility and one closed nursing facility in Oregon. A summary of the discontinued operations is presented below. Further details of the components of the results of the discontinued operations are provided in note 5 of the 2006 consolidated financial statements.
ALC OPERATIONS
As a result of the November 2006 distribution of ALC, inclusive of the 29 assisted living properties and operations that were transferred to ALC, these operations have been included in discontinued operations. Prior to the distribution, EHSI’s pre-tax income from ALC was $21.9 million (US$19.3 million) and $30.9 million (US$25.5 million) in 2006 and 2005, respectively. In the 2006 third quarter, an impairment charge for an Ohio assisted living facility being transferred to ALC, of $3.4 million (US$3.1 million) was recorded. The estimated undiscounted future cash flows were determined not to be
22     EXTENDICARE REAL ESTATE INVESTMENT TRUST

sufficient to recover the carrying amounts of this facility and the charge was measured by comparing the fair value of the asset less estimated costs to sell to its carrying amount. In addition, ALC recorded $4.7 million (US$4.2 million) of restructuring charges related to the Arrangement consisting mainly of professional fees for advisory, legal and audit services.
WISCONSIN NURSING PROPERTIES
In the 2006 second quarter, EHSI identified a Wisconsin nursing facility (63 beds) as discontinued and recorded an impairment charge of $1.3 million (US$1.2 million) to reduce the property value to nil. The facility has been closed and is in the process of being sold for a nominal value.
In December 2005 EHSI sold its Lakeside nursing facility, located in Wisconsin, for net proceeds of $1.3 million (US$1.2 million). The facility, which at the time was being leased to and operated by a third party, had been identified as discontinued in the 2005 third quarter. In the 2006 first quarter, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million). This settlement pertained to the period that EHSI operated the facility and the charge was classified as an operating cost in discontinued operations.
OREGON, TEXAS AND WASHINGTON ASSISTED LIVING PROPERTIES
In the 2006 third quarter, EHSI identified an Oregon assisted living facility as discontinued and available for sale, and recorded an impairment charge of $0.2 million (US$0.2 million).
In the 2006 first quarter, EHSI identified an assisted living facility, located in Texas (60 units) as discontinued. As a result, EHSI recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million. This facility was subsequently sold in January 2007 for cash of US$2.0 million.
In the 2006 first quarter, the lease term for an assisted living facility in Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until September 2006. As a result, the financial results of this facility have been reclassified to discontinued operations. Final wind-up costs of $0.2 million (US$0.2 million) were incurred in the 2006 fourth quarter.
TEXAS NURSING PROPERTIES
In the 2001 transfer of its Texas operations to Senior Health Properties — Texas, Inc. (Senior Health — Texas), EHSI retained ownership of four nursing properties, which are leased to Senior Health — Texas and remains liable for the payment of rent for 12 nursing properties that are subleased to Senior Health — Texas. In October 2006, EHSI and Senior Health — Texas entered into an agreement to extend the term of its leases and subleases from October 1, 2006 through September 30, 2008, however either party may terminate the leases upon 90 days written notice after September 30, 2007. EHSI also remains liable for the payment of rent, and other obligations under leases expiring in 2012 with Triple S Investment Company (Triple S) for the 12 nursing properties subleased to Senior Health — Texas.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS      23

In December 2006, due to the poor financial performance of the Texas leased facilities and risks associated with the lease with Triple S, EHSI made the decision in conjunction with Triple S to dispose of its owned properties as part of a portfolio of facilities including the Triple S properties. As a result, these operations have been reclassified to discontinued operations. During 2006, EHSI earned rental income of $4.4 million (US$3.9 million) from these properties and net rental income of $1.8 million (US$1.6 million) after payment of the Triple S lease.
In the 2005 fourth quarter, EHSI recorded a pre-tax charge to earnings of $5.2 million (US$4.5 million) as a provision against advances made to Senior Health — Texas. EHSI made these advances in 2001 as part of the transfer of all of its Texas nursing home operations to Senior Health — Texas. During 2005 Senior Health — Texas experienced reduced cash flow from operations due to the limited Medicaid rate increases.
OREGON AND KENTUCKY NURSING PROPERTIES
In the 2006 fourth quarter, EHSI identified a nursing facility (47 beds) in Klamath Falls, Oregon as discontinued. The facility was sold in December 2006 for cash of $0.9 million (US$0.8 million), which approximated its carrying value.
In the 2006 third quarter, EHSI identified a nursing facility in Kentucky as discontinued and recorded an impairment charge of $0.2 million (US$0.2 million). The facility had been acquired in 2006 as part of a portfolio of three and EHSI has ceased operations at the facility.
In the 2005 fourth quarter, EHSI decided to close and convert one Oregon assisted living facility into a nursing facility, which would enable it to transfer residents from a nearby nursing facility. Subsequent to the transfer of the residents from the existing nursing facility, it is anticipated to be sold. As a result, EHSI recorded an impairment charge of $0.3 million (US$0.3 million) to reduce the carrying value of the existing nursing facility to the fair market value less estimated costs of disposition.
MINNESOTA NURSING PROPERTIES
In the 2005 third quarter, EHSI identified three nursing facilities (343 beds) in Minnesota as discontinued and had commenced plans to dispose of them. The operating results of one of the properties, which had an impairment charge of $0.5 million (US$0.4 million), was classified back to continuing operations in the 2006 fourth quarter. One of the vacant facilities was sold in the 2006 first quarter for cash proceeds of $1.4 million (US$1.2 million), which resulted in a pre-tax recovery of $1.1 million (US$0.9 million). The second property was sold for $0.5 million (US$0.5 million) in April 2006, which resulted in a pre-tax recovery of $0.2 million (US$0.2 million).
SALE OF FLORIDA LEASED PROPERTIES
In August 2005 EHSI concluded the sale of six leased nursing facilities in Florida for net proceeds of $11.2 million (US$9.4 million), resulting in a pre-tax recovery of $4.0 million (US$3.4 million). The facilities were purchased by Senior Health Properties — South, Inc., which exercised its purchase option according to its lease agreement of December 2000. As part of this transaction EHSI collected in full, advances of approximately $3.7 million (US$3.2 million).
24     EXTENDICARE REAL ESTATE INVESTMENT TRUST

INVESTMENT IN CROWN LIFE INSURANCE COMPANY
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At December 31, 2006, the Company’s carrying value of its investment was $79.4 million (December 31, 2005 — $73.8 million), which equated to Extendicare’s share of Crown Life’s book value. Dividends from Crown Life are at the discretion of its board of directors. There have been no dividends received since 2004.
In 1998 an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders also provide that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the “second closing”). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s shareholders if the liabilities are settled for less than the holdback amount. It is now expected, based on negotiations to date, that instead of a holdback from the proceeds on sale, the shareholders will each provide a letter of credit to support their indemnity with respect to the maximum exposure with such letter of credit to be reduced as the cost of settling such contingent liabilities is paid by the shareholders or the liabilities are otherwise resolved. It is anticipated that the second closing will be finalized by mid-2007. However, in view of the process described above, there can be no assurance as to the timing of the finalization of the transaction. Management estimates that the ultimate proceeds to be realized on the sale of Crown Life will approximate Extendicare’s carrying value.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS      25

Subsequent Events
CMHC MORTGAGE FINANCING FOR CANADIAN PROPERTIES
On January 19, 2007, ECI completed $26.3 million of Canada Mortgage and Housing Corporation (CMHC) mortgage financing secured by three of its Canadian nursing facilities. The three loans have 10-year terms with weighted average monthly payments amortized over 20 years at 4.67%.
SECOND SERIES OF CMBS FINANCING
EHSI completed on March 6, 2007, a second series of CMBS mortgages for US$90.0 million with a fixed interest rate of 6.79%. The mortgages have a 5-year term and stipulate monthly payments of interest only for the first three years, and thereafter monthly payments of principal and interest based upon a 25-year amortization period. The CMBS mortgages are collateralized by first mortgages on 14 of EHSI’s skilled nursing facilities. EHSI is required to maintain: (1) a consolidated leverage ratio, exclusive of any notes owing to the REIT and its subsidiaries, of less than 5.5 to 1.0; (2) a consolidated fixed charge ratio of at least 1.5 to 1.0; and (3) tangible net worth, determined from discounting capitalized actual cash flows for the previous 12 months, of US$150.0 million. The proceeds from the CMBS financing will be used to pay current taxes payable associated with the sale of ALC, which are due in March 2007.
ACQUISITION
On January 5, 2007, EHSI completed the acquisition of a nursing facility (111 beds) in Ohio for cash of $8.7 million (US$7.5 million) that it was leasing. EHSI is in the process of completing the purchase price allocation.
26     EXTENDICARE REAL ESTATE INVESTMENT TRUST

Summary of Quarterly Results
The following is a summary of selected consolidated financial information derived from unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(thousands of dollars
unless otherwise noted)	2006	2005	2006	2005	2006	2005	2006	2005

Revenue	424,561	435,038	428,264	443,324	436,905	420,252	455,742	425,082
EBITDA[1]	42,419	50,599	48,962	62,878	48,430	51,107	50,771	45,207

Earnings from continuing health care operations before undernoted[1]	11,263	16,242	13,854	22,987	16,216	15,683	16,314	18,447
Gain (loss) on derivative financial instruments, net of income taxes	70	(968)	215	(708)	(9,893)	89	(6,162)	221
Gain (loss) from restructuring charges, asset disposals and other items, net of income taxes	(1,228)	127	(2,349)	475	(7,929)	7,165	(62,547)	1,751
Taxes associated with reorganization	—	—	(15,570)	—	—	—	—	—
Share of equity accounted earnings	850	606	1,603	1,683	1,239	764	1,528	875

Earnings (loss) from continuing operations	10,955	16,007	(2,247)	24,437	(367)	23,701	(50,867)	21,294
Discontinued operations, net of income taxes	2,763	1,926	(111)	574	2,023	5,049	2,123	1,207

Net earnings (loss)	13,718	17,933	(2,358)	25,011	1,656	28,750	(48,744)	22,501

2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS      27

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2006	2005

Components of Diluted Earnings (Loss) per Unit/Share ($)[2]
Continuing health care operations before undernoted	0.16	0.23	0.20	0.33	0.23	0.22	0.24	0.26
Gain (loss) on derivative financial instruments	—	(0.01)	—	(0.01)	(0.14)	—	(0.09)	—
Gain (loss) from restructuring charges, asset disposals and other items	(0.01)	—	(0.04)	0.01	(0.12)	0.10	(0.91)	0.03
Taxes associated with reorganization	—	—	(0.23)	—	—	—	—	—
Share of equity accounted earnings	0.01	0.01	0.03	0.02	0.02	0.01	0.02	0.01

Earnings (loss) from continuing operations	0.16	0.23	(0.04)	0.35	(0.01)	0.33	(0.74)	0.30
Discontinued operations	0.04	0.02	—	0.01	0.03	0.08	0.03	0.02

Net earnings (loss)	0.20	0.25	(0.04)	0.36	0.02	0.41	(0.71)	0.32

1.	Refer to discussion of non-GAAP measures.

2.	Diluted earnings per share calculations are prior to the Subordinate Voting Share preferential dividend.

3.	Certain comparative figures have been revised for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.
NON-GAAP MEASURES
Extendicare REIT assesses and measures operating results and financial position based on performance measures referred to as “EBITDA”, “continuing health care operations before undernoted”, “Distributable Income”, “Funds from Operations”, “Adjusted Funds from Operations” and “Adjusted Gross Book Value”. These are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. These non-GAAP measures are presented in this document because either: (i) management believes that they are a relevant measure of the ability of the REIT to make cash distributions; or (ii) certain ongoing rights and obligations of the REIT may be calculated using these measures. Such non-GAAP measures may differ from similar computations as reported by other issuers and, accordingly, may not be comparable to similar titled measures as reported by such issuers. They are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
28     EXTENDICARE REAL ESTATE INVESTMENT TRUST

References to “EBITDA” in this document are to earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the REIT has excluded the line items “loss (gain) on derivative financial instruments” and “loss (gain) from restructuring charges, asset disposals and other items”. These line items are reported separately because they relate to the change in the fair value of, or gains and losses on termination of, interest rate lock, interest rate cap and foreign currency contracts, as well as gains or losses on the disposal or impairment of assets, provisions for restructuring charges, and the write-off of unamortized financing costs on early retirement of debt. These items are reported separately and excluded from EBITDA, because they are transitional in nature and would otherwise distort historical trends. Management believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, and as a common valuation measurement in the long-term care industry. For example, certain of EHSI’s debt covenants use EBITDA in their calculations. EBITDA is presented by the REIT on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.
In addition, significant income tax items that did not relate to income earned in the current period are reported separately and have been identified as “taxes associated with reorganization/prior year tax benefit”. In the second quarter of 2006, an income tax provision was recorded with respect to the Reorganization and related primarily to withholding taxes on the cumulative undistributed share of earnings of EHSI. In the fourth quarter of 2004, a significant income tax recovery of $39.0 million was recognized related to the tax benefit on a loss that occurred in 1999.
The above line items are calculated on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per unit/share, the results of which are referred to as “continuing health care operations before undernoted”. This is a measure commonly used by the REIT and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Distributable Income, or Dl, is defined by Extendicare REIT’s Deed of Trust as net earnings (loss) of the REIT, on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set out in the REIT’s Deed of Trust. Funds from Operations, or FFO, is defined as net earnings (loss) of the REIT adjusted for non-cash items and other items not representative of the REIT’s operating performance. Adjusted Funds from Operations, or AFFO, is defined as Distributable Income further reduced by maintenance (non-growth) capital expenditures not already reflected in the calculation of Distributable Income. Adjusted Gross Book Value is defined in the REIT’s Deed of Trust, and in general is determined by taking total reported assets at a period in time, adding back accumulated depreciation and amortization and making a one-time adjustment for incremental value of the assets at the effective date of the Arrangement, which adjustment approximates $675.0 million.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     29

The following is a reconciliation of earnings (loss) from continuing health care operations before income taxes to EBITDA for each of the eight most recently completed quarters.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(millions of dollars)	2006	2005	2006	2005	2006	2005	2006		2005

Earnings (loss) from continuing health care operations before income taxes	13.9	25.2	18.3	36.5	(8.0)	36.1	(63.1)		23.4
Add (deduct)
Depreciation and amortization	12.2	11.7	12.0	12.7	12.1	12.6	12.5		11.8
Accretion expense	0.3	0.3	0.3	0.3	0.3	0.3	0.3		0.3
Interest, net	14.2	12.0	14.9	13.0	14.7	13.6	13.7		12.2
Loss (gain) on derivative financial instruments	(0.1)	1.6	(0.3)	1.2	16.6	(0.1)	10.3		(0.3)
Loss (gain) from restructuring charges, asset disposals and other items	1.9	(0.2)	3.8	(0.8)	12.7	(11.4)	77.0		(2.2)

EBITDA	42.4	50.6	49.0	62.9	48.4	51.1	50.8	[2]	45.2

1.	Certain comparative figures have been revised for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.

2.	Does not add due to rounding.
IMPACT OF FOREIGN CURRENCY TRANSLATION
The majority of Extendicare’s operations are conducted in the United States, which accounted for 68.6% of continuing revenue in 2006. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant effect on consolidated results of 2006 in comparison to 2005, as well as 2005 in comparison to 2004.
The table below illustrates the changes in the average exchange rates used in translating the U.S. results for 2006, 2005 and 2004, and its effect on the 2006 and 2005 results.

	2006	2005	2004

Average US/Canadian dollar exchange rate	1.1341	1.2116	1.3015

Impact on: (millions of dollars)
Revenue	(81.8)	(89.4)
EBITDA	(9.9)	(12.0)
Net earnings (loss)	0.1	(3.1)

30     EXTENDICARE REAL ESTATE INVESTMENT TRUST

FOURTH QUARTER RESULTS
Earnings from continuing health care operations, prior to restructuring costs and other one-time items, were $16.3 million ($0.24 per diluted unit) in the 2006 fourth quarter compared to $18.4 million ($0.26 per diluted share) in the 2005 fourth quarter. This decline resulted from lower occupancy in U.S. nursing homes, increased financing and SOX 404 costs. Restructuring costs, net of income taxes, associated with the Reorganization were $65.7 million ($0.95 loss per diluted unit) in the 2006 fourth quarter. As well, other one-time items negatively affected results, which are discussed below. A loss from continuing operations, after restructuring costs and other one-time items, was realized in the 2006 fourth quarter of $50.8 million ($0.74 loss per diluted unit) compared to earnings of $21.3 million ($0.31 per diluted Subordinate Voting Share) in the 2005 fourth quarter.
During the 2006 fourth quarter, the REIT reported a loss from restructuring charges, asset disposals and other items of $77.0 million, and a loss on derivative financial instruments of $10.3 million. On an after-tax basis these items represented a loss of $68.7 million ($1.00 loss per diluted unit). The after-tax portion of these items associated with the U.S. operations was a loss of $25.9 million, and a loss of $42.8 million related to the Canadian operations.
In the 2005 fourth quarter, the REIT reported a gain from asset disposals and other items of $2.2 million, and a gain on derivative financial instruments of $0.3 million. On an after-tax basis these items totalled a gain of $2.0 million ($0.03 per diluted share). The after-tax portion of these items associated with the U.S. operations was a gain of $0.5 million, and a gain of $1.5 million related to the Canadian operations.
A loss from continuing U.S. operations of $9.8 million was realized in the 2006 fourth quarter compared to earnings of $12.3 million in the 2005 fourth quarter. Excluding an unfavourable $26.4 million variance of the one-time items discussed above, earnings were $16.1 million in the 2006 fourth quarter compared to $11.8 million in the 2005 fourth quarter, reflecting an improvement of $4.3 million. Nursing home funding increases and an improvement in Medicare census accounted for the majority of the improvement between periods. As well, a $2.0 million tax benefit was recognized in the 2006 fourth quarter as a result of the expiration of certain statutes of limitations for state tax liabilities.
A loss from continuing Canadian operations of $42.5 million was realized in the 2006 fourth quarter compared to earnings of $8.1 million in the 2005 fourth quarter. Excluding an unfavourable $44.3 million variance of the one-time items discussed above, earnings from Canadian operations declined $6.3 million. Financing costs were higher by $5.3 million primarily related to increased borrowings in connection with the Reorganization. As well, the income tax provision was unfavourably impacted by a $2.8 million income tax benefit adjustment recorded in the 2005 fourth quarter.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     31

Summary of Annual Results
The following is a summary of selected financial information. A discussion of the comparison between years is provided under the headings: “Fiscal Year 2006 Compared with 2005”, “Fiscal Year 2005 Compared with 2004”, and “Liquidity and Capital Resources”.

(thousands of dollars unless otherwise noted) Years ended December 31	2006	2005	2004

Income Statement Data
Revenue	1,745,472	1,723,696	1,665,342

EBITDA	190,582	209,791	216,337
Depreciation and amortization	48,764	48,757	49,748
Accretion expense	1,277	1,347	1,319
Interest, net	57,465	50,849	40,174
Loss on derivative financial instruments	26,497	2,248	6,718
Loss (gain) from restructuring charges, asset disposals and other items	95,434	(14,602)	556

Earnings (loss) from continuing health care operations before income taxes	(38,855)	121,192	117,822
Income taxes	8,891	39,681	(3,056)

Earnings (loss) from continuing health care operations	(47,746)	81,511	120,878
Share of equity accounted earnings	5,220	3,928	9,375

Earnings (loss) from continuing operations	(42,526)	85,439	130,253
Discontinued operations, net of income taxes	6,798	8,756	(5,961)

Net earnings (loss)	(35,728)	94,195	124,292

Earnings (Loss) per Unit/Subordinate Voting Share ($)
Basic
Earnings (loss) from continuing operations	(0.63)	1.25	1.89
Net earnings (loss)	(0.53)	1.38	1.80
Diluted
Earnings (loss) from continuing operations	(0.63)	1.24	1.85
Net earnings (loss)	(0.53)	1.36	1.76

Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	—	1.15	1.89
Net earnings	—	1.28	1.80
Diluted
Earnings from continuing operations	—	1.14	1.85
Net earnings	—	1.26	1.76

Average US/Canadian dollar exchange rate	1.1341	1.2116	1.3015

32     EXTENDICARE REAL ESTATE INVESTMENT TRUST

(thousands of dollars unless otherwise noted) Years ended December 31	2006	2005	2004

Balance Sheet Data (at period end)
Health care assets	1,237,400	1,628,018	1,360,378
Equity accounted investments	77,782	72,445	68,531

Total assets	1,315,182	1,700,463	1,428,909

Long-term debt	837,757	775,243	613,651
US/Canadian dollar exchange rate	1.1654	1.1630	1.2020

Cash Distributions/Dividends Declared per Unit/Share ($)
REIT/Exchangeable LP units	0.1850	—	—
Subordinate Voting Shares	0.1500	0.2000	—
Multiple Voting Shares	0.0750	0.1000	—
Class I, Series 2 Preferred Shares	0.6542	0.7802	0.7109
Class I, Series 3 Preferred Shares	0.4688	0.9900	0.9900
Class I, Series 4 Preferred Shares	0.6634	0.7913	0.7208
Class II, Series 1 Preferred Shares	0.8900	0.8720	0.8080

Note: Certain comparative figures have been revised for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.
The following is a reconciliation of earnings (loss) from continuing health care operations before income taxes to EBITDA.

(millions of dollars)	2006	2005		2004

Earnings (loss) from continuing health care operations before income taxes	(38.9)	121.2		117.8
Add (deduct):
Depreciation and amortization	48.8	48.8		49.7
Accretion expense	1.3	1.3		1.3
Interest, net	57.5	50.8		40.2
Loss on derivative financial instruments	26.5	2.2		6.7
Loss (gain) from restructuring charges, asset disposals and other items	95.4	(14.6)		0.6

EBITDA	190.6	209.8	[1]	216.3

1.	Does not add due to rounding.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     33

Fiscal Year 2006 Compared with 2005

(millions of dollars unless otherwise noted)	2006	2005		Change

Earnings (loss) from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	(4.6)	51.9		(56.5)
Translation to Canadian dollars	(0.8)	10.8

U.S. operations (C$)	(5.4)	62.7		(68.1)
Canadian operations	(42.3)	18.9		(61.2)

	(47.7)	81.5	[1]	(129.2)[1]
Share of equity accounted earnings	5.2	3.9		1.3

Earnings (loss) from continuing operations	(42.5)	85.4		(127.9)
Discontinued operations, net of income taxes	6.8	8.8		(2.0)

Net earnings (loss)	(35.7)	94.2		(129.9)

Diluted Earnings (Loss) per Unit/Subordinate Voting Share ($)
Earnings (loss) from continuing operations	(0.63)	1.24
Net earnings (loss)	(0.53)	1.36

Average US/Canadian dollar exchange rate	1.1341	1.2116

1.	Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.1341 for 2006 and 1.2116 for 2005. The loss for 2006 was favourably impacted by $0.1 million as a result of applying the lower 2006 average foreign exchange rate versus the 2005 rate on translation of the U.S. operations.
Earnings from continuing health care operations, prior to restructuring costs and other one-time items, were $57.6 million ($0.83 per diluted unit) in 2006 compared to $73.3 million ($1.04 per diluted share) in 2005. This decline resulted from a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, a decline in occupancy in U.S. nursing homes, increased financing costs and the impact of the stronger Canadian dollar. Restructuring costs, net of income taxes, associated with the Reorganization were $100.9 million ($1.46 loss per diluted unit) in 2006. As well, other one-time items negatively affected results, which are discussed below. A loss from continuing operations, after restructuring costs and other one-time items, was realized in 2006 of $42.5 million ($0.63 loss per diluted unit) compared to earnings of $85.4 million ($1.24 per diluted Subordinate Voting Share) in 2005.
During 2006 the REIT reported a loss from restructuring charges, asset disposals and other items of $95.4 million, and a loss on derivative financial instruments of $26.5 million. In addition, an income tax provision of $15.6 million was realized in 2006 related to withholding taxes on the distribution of earnings of EHSI in connection with the Reorganization. On an after-tax basis these items represented a loss of $105.4 million ($1.53 loss per diluted unit). The after-tax portion of these items associated with the U.S. operations was a loss of $52.7 million in 2006, and a loss of $52.7 million related to the Canadian operations.
34     EXTENDICARE REAL ESTATE INVESTMENT TRUST

In 2005 the REIT reported a gain from asset disposals and other items of $14.6 million, and a loss from derivative financial instruments of $2.2 million. On an after-tax basis these items represented a gain of $8.2 million ($0.12 per diluted share). The after-tax portion of these items associated with the U.S. operations was a gain of $5.8 million, and a gain of $2.4 million related to the Canadian operations.
A loss from continuing U.S. operations of $5.4 million was realized in 2006 compared to earnings of $62.7 million in 2005. Excluding a $58.5 million unfavourable variance from one-time items discussed above, earnings from U.S. operations were $47.3 million in 2006 compared to $56.9 million in 2005, representing a decline of $9.6 million. Prior period settlement adjustments were lower by $7.6 million, with $2.2 million (US$1.9 million) recorded in 2006 compared to $9.8 million (US$8.1 million) in 2005. Improvements from newly acquired facilities, nursing home funding increases and a favourable effective income tax rate, were primarily offset by below inflation rate increases, increased costs of care, and lower overall occupancy between periods. EHSI’s average Medicaid rates on a same-facility basis increased only 3.4% in 2006 compared to 2005 (adjusted for prior period Medicaid settlements and net of the higher provider tax costs), while average nursing home wage rates increased 4.7%. The U.S. operations benefited from a lower effective tax rate during 2006 as a result of the expiration of certain statutes of limitations for tax liabilities.
A loss from continuing Canadian operations of $42.3 million was realized in 2006 compared to earnings of $18.9 million in 2005. Excluding a $55.1 million unfavourable variance from one-time items discussed above, earnings declined $6.1 million in 2006. Financing costs were higher by $4.7 million primarily related to increased borrowings in connection with the Reorganization. As well, Canadian operations incurred higher share-based compensation costs of $1.5 million and $0.6 million of SOX 404 costs, and income taxes were unfavourably impacted by $1.0 million due to lower future income tax benefit adjustments.
Discontinued operations reported earnings of $6.8 million in 2006 compared to $8.8 million in 2005. The discontinued results represented pre-tax earnings from operations of $23.3 million in 2006 compared to $22.9 million in 2005. Both years included impairment charges of $7.6 million in 2006 and $14.5 million in 2005, as well as recoveries from the sale of assets of $1.5 million and $5.0 million, In addition, the 2006 results included reorganization costs of $4.7 million. Pre-tax earnings for 2006 were $12.5 million compared to $13.4 million in 2005. Further details of the components of the results of the discontinued operations are provided in note 5 of the 2006 consolidated financial statements.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     35

REVENUE
Revenue from continuing operations improved by $21.8 million to $1,745.5 million in 2006 compared to $1,723.7 million in 2005. Newly acquired or constructed facilities generated revenue of $58.7 million in 2006 and $7.2 million in 2005, for a net improvement of $51.5 million. However, revenue between periods was negatively impacted by lower prior period settlement adjustments of $31.3 million, with $2.2 million received in 2006 compared to $33.5 million in 2005, and the stronger Canadian dollar on remaining same-facility revenue of $77.7 million. Excluding these items, revenue improved between periods by $79.3 million, or 4.7%.

(millions of dollars unless otherwise noted)	2006	2005	Change	Change (%)

Revenue
U.S. operations in its functional currency (US$)	1,055.9	994.3	61.6	6.2
Translation to Canadian dollars	141.6	210.4

U.S. operations (C$)	1,197.5	1,204.7	(7.2)	(0.6)
Canadian operations	548.0	519.0	29.0	5.6

	1,745.5	1,723.7	21.8	1.3

Revenue from U.S. operations grew 6.2% in its functional currency to US$1,055.9 million in 2006 compared to US$994.3 million in 2005, representing an increase of US$61.6 million, including US$45.8 million from acquired facilities. Acquisitions included three Kentucky nursing homes in June 2005 and August 2006 and three Pennsylvania nursing homes in December 2005 and March 2006. Revenue on a same-facility basis increased by US$15.8 million and was impacted by lower prior period settlement adjustments of US$25.8 million. Prior to the prior period settlement adjustments, revenue from same-facility operations increased by $41.6 million or 4.3%.
The following table provides further details on the change in revenue from same-facility U.S. operations.
(US$ millions)

48.8	–	increase in average nursing home rates (Medicare $21.2 million, Medicaid $12.2 million, and private/other $15.4 million)
(15.9)	–	increase (decrease) in nursing home resident census (Medicare $(8.0) million, Medicaid $(4.3) million, and private/other $(3.6) million)
3.4	–	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services
5.3	–	increase in other revenue primarily due to third-party information technology and purchasing services

41.6
(25.8)	–	lower prior period revenue adjustments ($1.9 million in 2006 compared to $27.7 million in 2005)

15.8

36     EXTENDICARE REAL ESTATE INVESTMENT TRUST

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

U.S. Nursing Home Operating Statistics	2006	2005	Change (%)

Average daily census (same-facility basis)
Medicare	2,255	2,318	(2.7)
Private/other	1,915	1,969	(2.7)
Medicaid	8,333	8,413	(1.0)

Total	12,503	12,700	(1.6)

Medicare as a percent of total census (same-facility basis)	18.1	18.3
Medicaid as a percent of total census (same-facility basis)	66.6	66.2

Average percentage occupancy (same-facility basis)	91.5	92.9

Average revenue rate by payor source (US$)[1]
Medicare Part A and B	407.36	379.23	7.4
Private/other	221.02	197.69	11.8
Medicaid	154.05	148.34	3.8
Medicare Part A	371.95	347.27	7.1

1.	Excludes prior period settlement adjustments.
EHSI’s average daily Medicare Part A rate increased 7.1% to US$371.95 in 2006 compared to 2005. CMS implemented inflationary rate increases of 3.1% on October 1st of 2005 and 2006. The balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006. For further details, refer to “Significant Developments in 2006 and 2005 — Medicare Funding”.
Excluding the impact of the prior period Medicaid settlement adjustments, EHSI’s average Medicaid rate increased 3.8% from 2005, which included rate increases related to and offset by higher operating costs for state provider taxes. Net of increases in state provider taxes, EHSI’s average Medicaid rates increased 3.4% in 2006. The increase in net Medicaid rates was reflective of improvements in case mix indices associated with higher acuity levels of residents cared for, and therefore, state implemented Medicaid rate increases were estimated at less than 2.0% in 2006.
Revenue from Canadian operations grew $29.0 million, or 5.6%, in 2006 compared to 2005. Of this improvement, $16.9 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $13.0 million, or 10.1%, due to a 5.4% increase in hours of service and a 4.2% increase in average rates. ParaMed’s funding increased in the last quarter of 2006 due to Ontario funding received in connection with the Caplan report, which was offset by additional costs. Other revenue from Canadian operations declined by $0.9 million primarily due to one-time development fees earned in 2005.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     37

EBITDA
Operating, administrative and lease costs from continuing operations increased $41.0 million to $1,554.9 million in 2006 from $1,513.9 million in 2005. Newly acquired facilities contributed $42.7 million to the increase. The impact of prior period settlement adjustments for provider taxes of $23.7 million and the stronger Canadian dollar of $68.6 million favourably impacted the comparability of these costs by $92.3 million. Prior to these items, operating, administrative and lease costs increased $90.6 million, which coupled with the $79.3 million improvement in revenue discussed above, resulted in an $11.3 million decline in same-facility EBITDA. Same-facility results for 2006 were unfavourably impacted by: Medicaid rate increases, net of provider taxes, averaging 3.4% compared to a 5.5% increase in U.S. labour costs; increased provision for bad debts, of which $2.1 million related to two managed facilities; higher share-based compensation costs of $2.2 million; $1.1 million of SOX 404 costs; increased costs of resident care, and lower overall occupancy in the U.S. operations between periods.
Labour-related costs from continuing operations represented 74.0% of operating and administrative costs in 2006 compared to 73.0% in 2005. As a percent of revenue, labour-related costs were 65.3% in 2006 compared to 63.5% in 2005. Administrative, or head office, costs totalled $70.5 million in 2006 compared to $63.6 million in 2005, and as a percent of revenue were 4.0% compared to 3.7%. Increased administrative costs primarily related to wages and benefits, which included higher share-based compensation costs, and to SOX 404 costs.

(millions of dollars		%of		%of
unless otherwise noted)	2006	revenue	2005	revenue	Change	Change (%)

EBITDA
U.S. operations in its functional currency (US$)	127.8	12.1	133.9	13.5	(6.1)	(4.6)
Translation to Canadian dollars	17.1		28.4

U.S. operations (C$)	144.9	12.1	162.3	13.5	(17.4)	(10.7)
Canadian operations	45.7	8.3	47.5	9.2	(1.8)	(3.8)

	190.6	10.9	209.8	12.2	(19.2)	(9.2)

Average US/Canadian dollar exchange rate	1.1341		1.2116

EBITDA from U.S. operations declined US$6.1 million to US$127.8 million in 2006 from US$133.9 million in 2005, and as a percent of revenue was 12.1% compared to 13.5% in 2005. Excluding the improvement between periods of US$7.9 million attributable to newly acquired facilities, EBITDA from same-facility operations was US$118.7 million in 2006 compared to US$132.7 million in 2005, representing a decline of US$14.0 million, of which US$6.2 million was due to lower prior period settlement adjustments. Improvements in revenue from same-facility operations of US$15.8 million discussed above were offset by higher operating, administrative and lease costs of US$29.8 million, as detailed in the table below.
38     EXTENDICARE REAL ESTATE INVESTMENT TRUST

(US$ millions)

31.9	–	rise in labour-related costs of 5.5%, which included an average wage rate increase of 4.7% in nursing home operations
5.6	–	increase in provision for bad debts, of which $1.7 million related to two managed homes in Pennsylvania
2.3	–	increase in drug costs
1.9	–	increase in repairs, maintenance and utilities
1.8	–	increase in state provider taxes
1.4	–	increase in telephone and travel
1.0	–	increase in professional fees, fines and penalties, of which $0.4 million related to SOX 404
3.5	–	increase in other costs

49.4
(19.6)	–	decline in prior period settlement adjustments for provider taxes incurred in 2005

29.8

Labour-related cost increases were primarily driven by enhancements offered to attract and/or retain therapists, as part of management’s strategy to focus on Medicare rehabilitative residents. Labour costs for the U.S. operations in each of 2006 and 2005 represented 70.1% and 68.9% of operating and administrative costs, and represented 61.0% and 59.0% of revenue, respectively. The 2005 percentages were impacted by prior period settlement adjustments that increased both revenue and operating costs. Excluding these items, the percentages would have been approximately at the same levels as for 2006.
EBITDA from Canadian operations was $45.7 million in 2006 compared to $47.5 million in 2005, representing a decline of $1.8 million. Share-based compensation costs rose $1.5 million and audit and consulting fees allocated to the Canadian operations increased $0.7 million primarily due to SOX 404. As well, the 2005 results included retroactive property tax funding of $0.4 million. The revenue improvement of $29.0 million was offset by higher operating, administrative and lease costs of $30.8 million. Labour costs increased $26.2 million, or 6.8%, and were primarily tied to flow-through funding enhancements and increased home health care hours of service. Labour costs represented 82.1% and 81.9% of operating and administrative costs in 2006 and 2005, respectively. As a percent of revenue, labour costs were 74.7% and 73.9%, respectively.
DEPRECIATION, AMORTIZATION AND ACCRETION
Depreciation, amortization and accretion costs were lower by $0.1 million in 2006. Excluding the impact of a favourable $2.6 million change due to the stronger Canadian dollar, these costs increased $2.5 million between periods primarily due to acquisitions and construction. Approximately $1.4 million related to facilities acquired during 2005 and 2006.
INTEREST
Interest expense, net of interest income, increased $6.6 million in 2006 from 2005. Excluding the impact of a favourable $2.8 million change due to the stronger Canadian dollar, these costs increased $9.4 million between periods, primarily due to the increase in the six-month LIBOR and increased debt levels associated with acquisitions and the Reorganization.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     39

INCOME TAXES
The tax provision from continuing operations was $8.9 million in 2006 compared to $39.7 million in 2005. The effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset disposals and other items, which included non-deductible items, as well as withholding taxes associated with the Reorganization on transfer of assets from EHSI to its Canadian parent. Excluding these items, the effective tax rate for 2006 would have been 30.6% compared to 33.8% in 2005. The 2006 effective tax rate was lower because of a number of items. In June 2006 the Canadian Federal Government enacted a reduction in the general corporate tax rates, reducing the Canadian combined federal/provincial tax rate from 36.12% to: 34.5% in 2008; 34.0% in 2009; and 33.0% in 2010. Accordingly, a future income tax recovery of $0.8 million was recorded in the 2006 second quarter. In addition, as a result of the expiration of certain statutes of limitations of tax liabilities, EHSI recognized a recovery of $6.2 million in 2006. Excluding these items, the effective tax rate for 2006 would have been 39.1%. Similarly, the 2005 income tax provision was favourably impacted by a Canadian tax benefit of $2.8 million and would have otherwise reported an effective tax rate of 35.1%. The adjusted 2006 effective tax rate of 39.1% was higher than the 2005 adjusted effective tax rate of 35.1% primarily due to a higher proportion of income earned by legal entities subject to higher tax rates in 2006.
SHARE OF EQUITY ACCOUNTED EARNINGS
The share of equity accounted earnings was $5.2 million in 2006 compared to $3.9 million in 2005.
Fiscal Year 2005 Compared with 2004
The following discussion is revised from what was previously reported to take into account revisions to the 2005 and 2004 financial results for the adoption of the accounting policy for conditional asset retirement obligations and the reclassification of certain items for discontinued operations identified in 2006 (see note 1 of the 2006 consolidated financial statements).
Earnings from continuing operations for 2005 were $85.4 million ($1.24 per diluted Subordinate Voting Share) compared to $130.3 million ($1.85 per diluted Subordinate Voting Share) in 2004. Results for both periods included significant one-time after-tax gains aggregating $8.2 million ($0.12 per diluted share) in 2005 compared to $40.1 million ($0.58 per diluted share) in 2004. The share of equity accounted earnings was $3.9 million compared to $9.4 million in 2004, with the decline primarily due to lower investment income earned by Crown Life. Excluding these items, earnings from continuing health care operations were $73.3 million ($1.04 per diluted share) compared to $80.7 million ($1.14 per diluted share), representing a decrease of $7.4 million, as a result of a decline in U.S. operations of $11.5 million, partially offset by a $4.1 million improvement in the Canadian operations. However, the Canadian operations included a favourable tax adjustment of $2.8 million.
Discontinued operations reported earnings of $8.8 million in 2005 compared to a loss of $6.0 million in 2004. The 2005 results included a pre-tax impairment charge of $14.5 million and a pre-tax recovery of $5.0 million on the sale of assets, compared to a pre-tax impairment charge of $8.3 million in 2004. Further details of the components of the results of the discontinued operations are provided in note 5 of the 2006 consolidated financial statements.
40      EXTENDICARE REAL ESTATE INVESTMENT TRUST

(millions of dollars except per share amounts)	2005		2004	Change

Earnings from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	51.9		73.7	(21.8)
Translation to Canadian dollars	10.8		19.5

U.S. operations (C$)	62.7		93.2	(30.5)
Canadian operations	18.9		27.7	(8.8)

	81.5	[1]	120.9	(39.4)[1]
Share of equity accounted earnings	3.9		9.4	(5.5)

Earnings from continuing operations	85.4		130.3	(44.9)
Discontinued operations, net of income taxes	8.8		(6.0)	14.8

Net earnings	94.2		124.3	(30.1)

Diluted Earnings per Subordinate Voting Share ($)
Earnings from continuing operations	1.24		1.85
Net earnings	1.36		1.76

Average US/Canadian dollar exchange rate	1.2116		1.3015

1. Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.2116 for 2005 and 1.3015 for 2004. Net earnings for 2005 were negatively impacted by $3.1 million as a result of applying the lower 2005 average foreign exchange rate versus the 2004 rate on translation of the U.S. operations.
REVENUE
Revenue from continuing operations increased $58.4 million, or 3.5%, to $1,723.7 million in 2005 compared to $1,665.3 million in 2004. Revenue on a same-facility basis grew $52.9 million, or 3.2%, to $1,694.9 million from $1,642.0 million in 2004. Prior to a negative $87.7 million impact from a stronger Canadian dollar, same-facility revenue grew $140.6 million, or 8.6%, and was impacted by a number of items that are discussed below.

(millions of dollars unless otherwise noted)	2005	2004	Change	Change (%)

Revenue
U.S. operations in its functional currency (US$)	994.3	894.0	100.3	11.2
Translation to Canadian dollars	210.4	269.5

U.S. operations (C$)	1,204.7	1,163.5	41.2	3.5
Canadian operations	519.0	501.8	17.2	3.4

	1,723.7	1,665.3	58.4	3.5

Revenue from U.S. operations grew 11.2% in its functional currency to US$994.3 million in 2005 compared to US$894.0 million in 2004, representing an increase of US$100.3 million, which included a net
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     41

improvement of US$7.5 million from new and disposed facilities. Acquisitions and disposals represented: one Kentucky nursing home in June 2005; one Pennsylvania nursing home in December 2005; and three Indiana nursing homes in June 2004, partially offset by the sale of facilities in Arkansas in August 2004. Revenue on a same-facility basis grew US$92.8 million, or 10.5%, to US$975.8 million from US$883.0 million. Favourable prior period settlement adjustments of US$26.9 million were realized in 2005 compared to US$3.6 million in 2004. Excluding these settlement adjustments, revenue grew by US$69.5 million, or 7.9%, and benefited from an increase in average nursing home rates and Medicare patients served.
The following table provides further details of the US$92.8 million improvement in revenue from same-facility U.S. operations.
(US$ million)

49.9	–	increase in average nursing home rates (Medicaid $27.5 million, Medicare $17.2 million, and private/other $5.2 million)
18.2	–	increase (decrease) in nursing home resident census (Medicare $24.4 million, Medicaid $2.0 million, and private/other $(8.2) million)
1.8	–	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services
(2.2)	–	decrease due to one less day in 2005 compared to 2004
1.8	–	increase in other revenue

69.5
23.3	–	favourable prior year revenue adjustments ($26.9 million in 2005 compared to $3.6 million in 2004)

92.8

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

U.S. Nursing Home Operating Statistics	2005	2004	Change (%)

Average daily census (same-facility basis)
Medicare	2,290	2,086	9.8
Private/other	1,950	2,076	(6.1)
Medicaid	8,263	8,224	0.5

Total	12,503	12,386	0.9

Medicare as a percent of total census (same-facility basis)	18.3	16.8
Medicaid as a percent of total census (same-facility basis)	66.1	66.4

Average percentage occupancy (same-facility basis)	93.1	92.2

Average revenue rate by payor source (US$)[1]
Medicare Part A and B	379.23	358.72	5.7
Private/other	197.69	190.49	3.8
Medicaid	148.34	138.91	6.8
Medicare Part A	347.27	326.75	6.3

1. Excludes prior period settlement adjustments.
42     EXTENDICARE REAL ESTATE INVESTMENT TRUST

EHSI’s average daily Medicare Part A rate increased 6.3% to US$347.27 in 2005 compared to 2004. CMS implemented inflationary rate increases of 2.8% on October 1, 2004, and 3.1% on October 1, 2005. The remaining improvement in EHSI’s average daily Medicare Part A rate was due to the change in mix of acuity care levels of Medicare patients served.
Excluding the impact of prior period Medicaid settlement adjustments, EHSI benefited from a 6.8% average rise in Medicaid rates from 2004, which resulted in higher revenue of US$27.5 million between years. For a number of states, the increase was primarily attributable to funding to offset higher operating costs for state provider taxes and for improvements in case mix indices, reflecting the higher acuity levels of the resident mix. State provider taxes, excluding prior period settlement adjustments of US$19.6 million, increased by US$15.8 million in 2005. Net of the increase to accommodate the higher provider taxes, Medicaid rates increased an average of 3.0%, representing a combination of improvements in case mix indices and inflationary rate increases of less than 1.5%.
Revenue from Canadian operations grew $17.2 million, or 3.4%, in 2005 compared to 2004. The comparability between periods was impacted by the loss of $4.4 million in revenue from disposed nursing and retirement homes in 2004, partially offset by $1.8 million in revenue from newly opened facilities, for a net decline of $2.6 million. Revenue from Canadian operations on a same-facility basis grew $19.8 million, or 4.0%. This was primarily due to increased nursing home funding, most of which was flow-through funding to enhance resident care, and additional revenue from management and consulting services. Revenue from home health care operations improved by $0.2 million due to a 1.6% average increase in rates, partially offset by a 1.1% decline in hours of service, and one less day between years.
EBITDA
EBITDA declined to $209.8 million in 2005 from $216.3 million in 2004, and as a percent of revenue was 12.2% compared to 13.0%, respectively. Excluding the net improvement between periods of $3.1 million attributable to new and disposed facilities, EBITDA from same-facility operations was $204.3 million in 2005 compared to $213.9 million in 2004. This decline of $9.6 million was due to the negative impact of the stronger Canadian dollar of $11.7 million. EBITDA otherwise improved by $2.1 million primarily as a result of prior period settlement adjustments and the release of reserves for resident care liabilities, partially offset by a higher provision for bad debt expense.

(millions of dollars		% of		% of
unless otherwise noted)	2005	revenue	2004	revenue	Change		Change (%)

EBITDA
U.S. operations in its functional currency (US$)	133.9	13.5	129.6	14.5	4.3		3.3
Translation to Canadian dollars	28.4		39.1

U.S. operations (C$)	162.3	13.5	168.7	14.5	(6.4)		(3.8)
Canadian operations	47.5	9.2	47.7	9.5	(0.2)		(0.4)

	209.8	12.2	216.3[1]	13.0	(6.5)	[1]	(3.0)

Average US/Canadian dollar exchange rate	1.2116		1.3015

1. Does not add due to rounding.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     43

EBITDA from U.S. operations grew 3.3% in its functional currency to US$133.9 million in 2005, and as a percent of revenue was 13.5% compared to 14.5% in 2004. Excluding the net improvement between periods of US$2.9 million attributable to new and disposed facilities, EBITDA from same-facility operations improved US$1.5 million to US$130.2 million in 2005 from US$128.7 million in 2004. Revenue improvements of US$92.8 million discussed above were partially offset by an increase in total operating, administrative and lease costs of US$91.3 million, as detailed in the table below.
(US$ millions)

36.6	–	rise in labour-related costs of 6.8%, which included an average wage rate increase of 3.9% in nursing home operations
15.8	–	higher state assessments and bed taxes imposed in association with the Medicaid funding changes
6.9	–	rise in drug costs due to higher resident census, resident acuity and drug prices
4.0	–	increase in costs for medical equipment leases, food and supplies
2.9	–	higher professional fees, fines and penalties
2.7	–	increase in provisions for bad debts
2.4	–	increase in costs for repairs, maintenance and utilities
1.6	–	increase in telephone and travel
(4.5)	–	release of resident care liabilities in 2005
3.3	–	rise in other costs

71.7
19.6	–	prior period settlement adjustments for provider taxes incurred in 2005

91.3

Labour costs for the U.S. operations in 2005 and 2004 represented 68.9% and 72.4% of operating and administrative costs and represented 59.0% and 61.2% of revenue, respectively. Excluding the Medicaid prior period settlement adjustments recognized in 2005, labour costs were 70.6% of operating and administrative costs and 60.7% of revenue for 2005.
EBITDA from Canadian operations declined $0.2 million to $47.5 million in 2005 from $47.7 million in 2004. Excluding the net impact of new facilities and the sale of nursing and retirement homes, EBITDA was relatively unchanged at $46.6 million in 2005 compared to $46.4 million in 2004. The $19.8 million improvement in revenue from same-facility operations was partially offset by higher operating, administrative and lease costs of $19.6 million. Labour costs rose $14.4 million, or 4.0%, the majority of which was tied to nursing home funding enhancements. For the Canadian operations, labour costs represented 81.9% and 82.4% of operating and administrative costs in 2005 and 2004, respectively, and represented 73.9% of revenue in both years. Other cost increases included food and supplies of $1.2 million; repairs and maintenance of $1.2 million; property taxes of $1.2 million; utilities of $0.7 million, and other cost increases of $0.9 million.
44     EXTENDICARE REAL ESTATE INVESTMENT TRUST

DEPRECIATION, AMORTIZATION AND ACCRETION
Depreciation, amortization and accretion costs decreased $1.0 million in 2005 from 2004. Excluding the impact of a favourable $2.9 million change due to the stronger Canadian dollar, these costs increased $1.9 million between years.
INTEREST
Interest expense, net of interest income, increased $10.7 million in 2005 from 2004. Excluding the impact of a favourable $2.3 million change due to the stronger Canadian dollar, these costs increased $13.0 million between years. Lower interest income related to tax refunds of $1.8 million in 2005 compared to $4.8 million in 2004 and lower interest income of approximately $4.2 million due to the collection of notes receivable in 2004, contributed to the increase in net costs. The remaining increase in net interest costs of $5.8 million was primarily due to the increase in the six-month LIBOR and acquisitions and construction of new facilities.
INCOME TAXES
The tax provision from continuing operations was $39.7 million in 2005 compared to a recovery of $3.1 million in 2004. The 2004 results included a tax benefit of $39.0 million related to a 1999 sale of a subsidiary and tax benefits of $2.8 million and $2.2 million were recorded in the fourth quarters of 2005 and 2004, respectively, related to other issues. As well, the effective tax rate was impacted by asset disposals in which the gains were sheltered by capital losses. Excluding all of these items, the effective tax rate in 2005 was 35.1% compared to 37.2% in 2004. The decline in the effective tax rate was primarily due to a higher proportion of income earned by non-taxable entities in 2005.
SHARE OF EQUITY ACCOUNTED EARNINGS
The share of equity accounted earnings was $3.9 million in 2005 compared to $9.4 million in 2004. This decline was primarily due to the lower investment income earned by Crown Life as a result of dividends paid to its shareholders in 2004.
Liquidity and Capital Resources
SOURCES AND USES OF CASH
At December 31, 2006, the REIT had cash and cash equivalents of $28.1 million compared with $22.6 million at December 31, 2005.
Cash flow provided by operations was $128.8 million in 2006, $136.2 million in 2005 and $224.0 million in 2004. The $7.4 million decline in 2006 was primarily due to lower earnings. The changes in operating assets and liabilities were similar in total for 2006 and 2005 reporting a use of funds of $11.9 million and $13.3 million. However, increases in the balances of both accounts receivable and payable were realized in 2006. The increase in accounts receivable in 2006 was primarily due to: collection delays related to the set up by the fiscal intermediary of new Medicare and Medicaid provider accounts for acquired facilities; an increase in trade receivables due to funding improvements and the number of health maintenance organization residents served; and a recovery of Medicaid credits. The increase in accounts payable in 2006
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     45

was primarily due to an amount owing on prior year Medicare settlements of approximately $14.0 million that was paid in January 2007. As well, accounts payable were higher due to amounts owing on restructuring costs and an increase in deferred compensation and pension liabilities.
During 2004, a cash dividend of $82.4 million was received from Crown Life, of which $68.3 million was classified as cash from operations, and $14.1 million was reported as a return of investment. Excluding this dividend, cash flow from operations for 2004 was $155.7 million. The $19.5 million decline in cash from operations in 2005 from 2004 was due to an improvement in earnings, offset by changes in operating assets and liabilities, primarily associated with an increase in accounts receivable. The balance of accounts receivable increased during 2005 due in part to the growth in operations and funding improvements. In 2004 the balance of accounts receivable declined primarily because of the collection of Medicare settlement receivables.
Cash used in investing activities was $114.1 million in 2006 and $239.4 million in 2005 compared to cash provided of $3.9 million in 2004. Acquisition costs of $50.2 million in 2006 related to the purchase of a previously leased Ohio nursing facility for $10.4 million in the fourth quarter; three Kentucky nursing homes for $11.7 million in the third quarter and $28.1 million for two Pennsylvania nursing homes in the first quarter. Acquisition costs of $190.5 million in 2005 related to the first quarter acquisition of ALC for $171.4 million, net of cash acquired of $8.1 million; the second quarter acquisition of a Kentucky nursing home for $10.3 million; and the fourth quarter acquisition of a Pennsylvania nursing home for $8.8 million.
Property and equipment expenditures, excluding acquisitions, were $76.6 million in 2006, $81.2 million in 2005 and $69.1 million in 2004 and included the operations distributed with ALC. The table below breaks out the components of the property and equipment expenditures. Growth expenditures of the REIT relate to the construction of new beds, building improvements or capital costs aimed at potential earnings growth. The sprinkler project was completed during 2006 and related to the voluntary installation of sprinkler systems in the older homes. The remaining costs are the capital costs to sustain and upgrade existing property and equipment assets. These costs were $32.2 million in 2006, $32.6 million in 2005 and $34.4 million in 2004, with the fluctuation primarily due to the change in the average exchange rate, partially offset by an increase in facilities operated. As a percent of revenue from continuing operations, the facility maintenance costs were between 1.8% and 2.1% over the past three years.

(thousands of dollars)	2006	2005	2004

Components of Property and Equipment Expenditures
Components of REIT operations
Growth expenditures	28,398	13,712	15,561
Sprinkler project	1,125	8,388	1,005
Facility maintenance	32,249	32,592	34,368

	61,772	54,692	50,934
Portion related to ALC operations distributed	14,829	26,520	18,188

Consolidated reported	76,601	81,212	69,122

Average US/Canadian dollar exchange rate	1.1341	1.2116	1.3015

46     EXTENDICARE REAL ESTATE INVESTMENT TRUST

Net proceeds from dispositions of $2.9 million in 2006 related to the disposal of three U.S. nursing homes held for sale, one in each of the first, second and fourth quarters. Net proceeds from dispositions of $12.5 million in 2005 related to the sale during the third quarter of six leased properties in Florida for $11.2 million, and the sale during the fourth quarter of the Lakeside nursing home for $1.3 million. Net proceeds from dispositions in 2004 of $42.5 million related to: $22.5 million from the sale of three Canadian facilities during the first and third quarters of 2004; $13.6 million from the settlement of the Greystone transaction in the second quarter of 2004; and $6.4 million from the disposal of four U.S. nursing and assisted living facilities in the third quarter of 2004. Other investment assets generated proceeds of $9.9 million in 2006, related to the early settlement of Canadian notes receivable and from the sale of Omnicare shares. The 2005 amount of $19.8 million related to the sale of Omnicare shares for $12.8 million, and the remainder related to miscellaneous asset sales and collection of notes. Proceeds from other assets of $25.2 million in 2004 included $27.2 million of cash proceeds received on the settlement of the Tandem notes receivable.
Cash used in financing activities was $9.4 million in 2006, $30.6 million in 2005 and $143.8 million in 2004. The 2006 activities related primarily to the Reorganization, with the issuance of new debt to extinguish the majority of EHSI’s long-term debt, cover related costs, redeem preferred shares and distribute cash to ALC. Other financing proceeds of $14.1 million in 2006 primarily related to the exercise of stock options as a result of the accelerated vesting and termination of the plan in connection with the Reorganization. The financing activity in 2005 related to the issuance of debt to acquire ALC and retire debt ahead of schedule. As well during 2005, funds were used to acquire and cancel Extendicare’s shares under normal course issuer bids and purchase obligations. The financing activities in 2004 primarily related to the issue and early retirement of U.S. debt.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     47

CAPITAL STRUCTURE

(millions of dollars unless otherwise noted)	2006	2005	2004

Unit/Share capital (including contributed surplus)
REIT and Exchangeable LP units	311.5	—	—
Multiple Voting and Subordinate Voting shares	—	292.0	295.5
Preferred shares	—	16.9	17.2

	311.5	308.9	312.7

Retained earnings (deficit)
Balance at beginning of period, as previously reported	213.8	151.9	31.9
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations	(11.8)	(10.9)	(9.9)

Revised balance	202.0	141.0	22.0
Earnings (loss) for the period	(35.7)	94.2	124.3
Purchase of shares in excess of book value	(3.4)	(20.0)	(4.6)
Distribution of ALC	(476.5)	—	—
Unitholder distributions	(13.0)	—	—
Shareholder dividends	(10.0)	(13.2)	(0.6)

	(336.6)	202.0	141.1

Foreign currency translation adjustment account	1.4	(24.4)	(6.9)

Unitholders’ (deficiency)/shareholders’ equity	(23.7)	486.5	446.9

Long-term debt, including current portion	851.2	796.4	620.9
Adjusted gross book value (AGBV)	2,429.0	—	—
Long-term debt as a percent of AGBV	35.0%	—	—

Number of units/shares outstanding at period end
REIT Units	59,178,781	—	—
Exchangeable LP Units	11,026,222	—	—
Subordinate Voting Shares	—	56,018,395	56,687,086
Multiple Voting Shares	—	11,791,433	11,904,992

	70,205,003	67,809,828	68,592,078

US/Canadian dollar exchange rate (at period end)	1.1654	1.1630	1.2020

		Number	Closing
	TSX	of Units	Market
Unit Information (at January 31, 2007)	Stock Symbol	Outstanding	Value[1]

REIT Units	EXE. UN	59,291,558	$16.52
Exchangeable LP Units	—	10,925,357	—

		70,216,915

1. Per the Toronto Stock Exchange.
48     EXTENDICARE REAL ESTATE INVESTMENT TRUST

The closing rates used to translate assets and liabilities of the U.S. operations were 1.1654 at December 31, 2006, 1.1630 at December 31, 2005, and 1.2020 at December 31, 2004. The foreign currency translation adjustment (FCTA) account increased by $25.8 million at the end of 2006 primarily as a result of a foreign exchange loss realized due to the reduction of the net investment in self-sustaining U.S. operations. The foreign exchange loss occurred on intercompany payments of dividends, return of capital, and settlement of notes, primarily in order to implement the transfer of ALC from EHSI to Extendicare. With respect to the decrease in the FCTA of $17.5 million in 2005, a stronger Canadian dollar resulted in a decrease in the assets of the U.S. operations by approximately $51.7 million and a decline in the liabilities by approximately $34.2 million.
LONG-TERM DEBT
Long-term debt, including the portion due within one year, increased $54.8 million to $851.2 million at December 31, 2006, compared to $796.4 million at December 31, 2005. During the year long-term debt increased by $148.7 million primarily to finance the Reorganization and for acquisitions. The balance of ALC debt distributed was $103.0 million, with the remaining change due to the foreign exchange rate.
Refer to “Significant Developments in 2006 and 2005 — Reorganization Pursuant to Plan of Arrangement”, concerning EHSI’s entering into US$500.0 million of CMBS Financing, a new US$120.0 million Credit Facility, the tender offer and prepayment of its 2010 Notes and 2014 Notes, and the prepayment of the term loan and former revolving credit facility. Proceeds of the new debt were used to retire existing debt, cover prepayment penalties, terminate interest rate lock, swap and cap agreements, redeem preferred shares, and cover related transaction costs.
In order for the REIT to meet its monthly distributions, management decided to limit the amount of debt that may be subject to changes in interest rates. As a result, all of the long-term debt outstanding at December 31, 2006, was at fixed rates, compared to 47.8% at December 31, 2005. The weighted average interest rate of all long-term debt at December 31, 2006, was approximately 7.2% compared to 8.1% at December 31, 2005.
Extendicare REIT’s financial position continues to be strong, with long-term debt (including current maturities) representing 35% of Adjusted Gross Book Value, after adjusting for the entity value adjustment to total assets. After taking into account the new CMBS and CMHC debt of approximately $131.0 million this percentage increases to approximately 40%. AGBV is a non-GAAP term that is defined in the REIT’s Deed of Trust. In general, it is determined as at December 31, 2006, by taking total reported assets of the REIT, adding back accumulated depreciation and amortization and making a one-time adjustment in the amount of approximately $675.0 million representing the incremental value of the assets at the effective date of the Arrangement.
The amount available to be borrowed under EHSI’s Credit Facility is the lesser of: (1) 60% of the appraised values of the nursing facilities collateralizing the Credit Facility, or (2) an amount based on the actual net cash flow of these facilities for the last 12 months. There was nothing drawn on the Credit Facility as at December 31, 2006. The amount available was US$104.2 million, of which US$17.7 million secured letters of credit.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     49

EHSI was in compliance with all of its respective financial covenants as of December 31, 2006.
Extendicare has a $50.0 million Canadian bank line of credit to support standby letters of credit, primarily to secure pension obligations, which totalled $44.5 million at the end of 2006, compared to $39.8 million at the end of 2005. Extendicare had $5.5 million available under its Canadian line of credit at the end of 2006.
FOREIGN CURRENCY FORWARD CONTRACT
In October 2006, EHSI entered into a foreign currency forward contract to limit the exposure to converting its U.S. cash flow into Canadian dollars for distribution to the REIT unitholders. Under this agreement, for a 36-month period commencing on December 5, 2006, EHSI has locked in the purchase of Canadian dollars at the fixed exchange rate of 1.1141 in exchange for US$4.0 million per month. The foreign currency forward contract is not designated as a hedging instrument for accounting purposes and, therefore, future market value adjustments on this derivative will be reflected through the statement of earnings.
As of December 31, 2006, the fair value of the foreign currency forward contract was a liability of $5.3 million (US$4.5 million), of which $3.0 million (US$2.6 million) has been classified as a long-term liability and $2.3 million (US$1.9 million) as a current liability.
PREFERRED SHARE REDEMPTION
Pursuant to the share provisions, Extendicare issued a notice of redemption on September 6, 2006, to redeem all of its issued and outstanding preferred shares effective October 13, 2006, for proceeds of $25.00 per share plus accrued and unpaid dividends. Redemption proceeds were $20.1 million, representing Extendicare’s $16.7 million carrying value, accrued and unpaid dividends of $0.2 million, and $3.2 million excess redemption price over the carrying value of the Class II, Preferred Shares, Series 1. The redemption proceeds were deposited with Extendicare’s transfer agent, Computershare Trust Company of Canada. Holders of preferred shares have six years to redeem their shares, following which any amounts that remain unclaimed shall be forfeited to Extendicare. As at December 31, 2006, 8,715 preferred shares remained unclaimed, representing $0.2 million.
NORMAL COURSE ISSUER BID AND PURCHASE OBLIGATION
Pursuant to normal course issuer bids, Extendicare purchased for cancellation 13,000 Multiple Voting Shares at a cost of $0.2 million in 2006, and purchased in 2005, 1,430,000 Subordinate Voting Shares at a cost of $25.5 million and 75,900 Multiple Voting Shares at a cost of $1.4 million. During 2006 the Company purchased 7,200 Class I Preferred Shares, Series 2 for $0.2 million pursuant to the purchase obligation (2005 — 11,500 shares for $0.3 million). The purchase of shares for cancellation resulted in a direct charge to retained earnings in 2006 of $0.2 million (2005 — $20.0 million), for the net cost of the shares in excess of, or below, their carrying values.
STOCK OPTION PLAN
In August 2006, pursuant to the terms of Extendicare’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”), the Board approved the accelerated vesting of all options outstanding, and any that remained unexercised at October 25, 2006 were cancelled. The acceleration enabled all optionholders to exercise their options prior to the completion of the Arrangement.
50     EXTENDICARE REAL ESTATE INVESTMENT TRUST

The Stock Option Plan was terminated with the closing of the Arrangement, and a new long-term incentive plan is expected, which may include a cash bonus plan, a performance based incentive plan and a REIT Unit plan. Such incentive plans will be established with a view to enhancing the performance of the REIT and to align the interests of the Trustees of the REIT, and the employees, officers and directors of Extendicare and its subsidiaries with the interests of unitholders, as well as to encourage participants in the plans to remain and to attract new employees.
During 2006 there were no options granted, 63,250 options were cancelled, and 1,805,125 options were exercised, leaving no further options outstanding. Extendicare received net proceeds of $12.1 million on the issuance of Subordinate Voting Shares from treasury, less cash paid on the exercise of tandem SARs, and Subordinate Voting Share capital increased by $20.0 million during 2006.
FUTURE LIQUIDITY AND CAPITAL RESOURCES
Management believes that cash from operations and from anticipated growth, together with available bank credit facilities and borrowings to be completed in the first quarter of 2007, will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay declared distributions to unitholders. Property and equipment expenditures are anticipated to be approximately $97.0 million in 2007, with $63.0 million directed towards organic growth initiatives and the remaining $34.0 million towards sustaining and upgrading existing property and equipment assets.
At December 31, 2006, outstanding capital expenditure commitments for EHSI, totalled $19.6 million (US$16.8 million). Included in EHSI’s outstanding commitments was US$9.1 million related to expansion projects estimated to cost US$12.1 million, of which US$1.2 million was spent through 2006, and the remaining US$1.8 million was uncommitted at year-end.
Current taxes payable at December 31, 2006, were $95.6 million, with the majority related to the income tax incurred on the distribution of ALC, which is due to be paid in March 2007.
At December 31, 2006, EHSI had US$86.5 million available under its Credit Facility and cash on hand of US$5.9 million. The Canadian operations had cash and available bank lines totalling $25.7 million, of which $13.0 million was used to meet the January 15, 2007 distribution.
In January 2007, ECI borrowed $26.3 million of CMHC mortgage financing secured by three nursing homes. The borrowings have 10-year terms, with weighted average monthly payments amortized over 20 years at 4.67%.
EHSI completed in March 2007 a second series of CMBS mortgage financing for US$90.0 million with a fixed interest rate of 6.79%. The mortgages have a 5-year term and stipulate monthly payments of interest only for the first three years, and thereafter monthly payments of principal and interest based upon a 25-year amortization period. The proceeds of the loan will help to finance the tax cost related to the distribution of ALC, due in March 2007.
Management anticipates the final closing of the sale of Crown Life will occur by mid-2007. The carrying value of the investment at December 31, 2006 was $79.4 million, and it is anticipated that the carrying value will be realized on closing. The final sale of Crown Life and receipt of funds will enable the REIT to generate a cash flow return on the proceeds received, either through investments or a reduction in debt levels.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     51

DISTRIBUTIONS
Upon conversion to an income trust effective November 10, 2006, the REIT adopted a policy of making regular monthly cash distributions to unitholders. Distributions may be reduced, increased or suspended entirely depending on the operations of the REIT and the performance of its assets. The actual cash flow available for distribution to holders of REIT Units and holders of Exchangeable LP Units is a function of numerous factors, including the REIT’s: financial performance; debt covenants and obligations; working capital requirements; maintenance and expansion capital expenditure requirements for the purchase of property and equipment; and number of units outstanding. The Board of Trustees of the REIT considers these factors on a monthly basis.
The REIT made its first payment in January 2007 in the amount of $13.0 million at the rate of $0.0925 per unit for each of the months of November and December 2006, for each of the outstanding units including Exchangeable LP Units. At January 31, 2007, there were 70,216,915 REIT and Exchangeable LP units outstanding. The Board has declared monthly distributions of $0.0925 per unit for January and February 2007, representing monthly payments of approximately $6.5 million, or $77.9 million annually.
52     EXTENDICARE REAL ESTATE INVESTMENT TRUST

The following table provides a reconciliation of the net loss to Funds from Operations, Distributable Income and Adjusted Funds from Operations for the year ended December 31, 2006.
Reconciliation of Net Loss to Funds from Operations, Distributable Income and Adjusted Funds from Operations1

		Per Diluted
(thousands of dollars, except unit amounts)	2006	Unit

Net loss	(35,728)
Adjustments for continuing operations:
Depreciation and amortization of buildings, improvements and related intangibles[2]	34,338
Accretion expense	1,277
Amortization of deferred financing costs	2,628
Loss on derivative financial instruments	26,497
Loss from restructuring charges, asset disposals and other items	95,434
Current tax recovery on loss from restructuring charges, derivatives, asset disposals and other items	(13,613)
Future income taxes	(10,134)
Share of undistributed equity accounted earnings	(5,220)
Adjustments for discontinued operations:
Earnings of ALC before depreciation, amortization and accretion, net of current tax	(35,992)
Depreciation and amortization	16,650
Accretion expense	92
Loss from restructuring charges, asset impairment, disposals and other items	10,812
Current tax recovery on loss from restructuring charges, asset impairment, disposals and other items	(961)
Future income taxes	(1,066)

Funds from operations, before working capital changes	85,014	1.23
Principal portion of government capital funding payments	1,929

Distributable income	86,943	1.26
Additional maintenance capital expenditures[3]	(17,823)

Adjusted funds from operations	69,120	1.00

Diluted weighted average number of units/shares (thousands)		68,955

1.	“Funds from operations”, “distributable income” and “adjusted funds from operations” are not recognized measures under GAAP and do not have a standardized meaning prescribed by GAAP. Refer to the discussion of non-GAAP measures.
2.	Represents depreciation and amortization from continuing operations of $48,764, less portion related to furniture, fixtures, equipment and computers of $14,426.
3.	Represents total facility maintenance capital expenditures of $32,249, less portion related to furniture, fixtures, equipment and computers of $14,426.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     53

The following table provides a reconciliation of Distributable Income and Adjusted Funds from Operations to cash provided by operations for the year ended December 31, 2006.
Reconciliation of Cash Provided by Operations to Distributable Income and Adjusted Funds from Operations1

(thousands of dollars)	2006

Cash provided by operations	128,784
Adjustments for distributable income:
Net change in operating assets and liabilities	11,884
Earnings of ALC, after adjustments for non-cash items, net of current income taxes	(34,220)
Current tax recovery on loss from restructuring charges, asset impairment, disposals and other items	(14,574)
Net provisions and payments for self-insured liabilities	7,332
Depreciation on furniture, fixtures, equipment and computers	(14,426)
Other	234
Principal portion of government capital funding payments	1,929

Distributable income	86,943
Additional maintenance capital expenditures	(17,823)

Adjusted funds from operations	69,120

1.	“Funds from operations”, “distributable income” and “adjusted funds from operations” are not recognized measures under GAAP and do not have a standardized meaning prescribed by GAAP. Refer to the discussion of non-GAAP measures.
CONTRACTUAL OBLIGATIONS
The table below provides aggregated information about the contractual obligations at December 31, 2006, excluding self-insured liabilities, pension and other retirement benefit obligations. As well, it excludes conditional asset retirement obligations totalling $21.0 million as of December 31, 2006, due to the uncertainty as to the timing of payments to be made under these obligations.

		To the end
(millions of dollars)	Total	of 2007	2008-2009	2010-2011	After 2011

Canadian Operations
Long-term debt	129.0	4.5	25.8	10.7	88.0
Capital lease obligations	264.3	13.0	25.9	25.9	199.5
Operating lease obligations	6.3	1.6	2.6	2.1	—
United States Operations
Long-term debt	590.8	6.2	2.7	581.9	—
Operating lease obligations	48.6	7.9	14.6	11.2	14.9
Purchase obligations	19.6	19.6	—	—	—

In addition to the operating lease amounts identified in the table above, EHSI has made guarantees to Triple S for the payment of operating leases by Senior Health — Texas. As well, EHSI remains party to ALC’s master leases with LTC Properties, Inc. (LTC) following the Arrangement. For further details on these commitments, refer to “Off-balance Sheet Arrangements”.
54     EXTENDICARE REAL ESTATE INVESTMENT TRUST

ACCRUAL FOR SELF-INSURED LIABILITIES
At December 31, 2006, the accrual for self-insured general and professional liabilities was $59.8 million compared to $66.7 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $7.3 million in 2006 and the distribution of ALC reduced the accrual by $1.8 million. This was partially offset by a $2.2 million receipt of funds previously held in escrow to support claims payments. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in 2006, 2005 and 2004 for potential general and professional liability claims were $10.3 million, $9.9 million and $13.8 million, respectively. The 2005 provision declined from 2004 because reserves were released to income of $5.4 million based on the results of an independent actuarial review. Payments for self-insured liabilities during the last three years were $17.6 million, $20.7 million and $24.5 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because claims related to ceased operations are still being settled, for which provisions were previously recorded. Extendicare exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these ceased operations. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. An interim independent actuarial review was completed as part of the 2006 third quarter financial reporting process, which confirmed the adequacy of the balance of the reserves for resident care liability claims as at September 30, 2006, and resulted in the release of $1.1 million (US$1.0 million) of reserves during the 2006 third quarter. A further independent actuarial review was completed as part of the year-end financial reporting process, which confirmed the adequacy of the balance of the reserves for resident care liability claims as at December 31, 2006. Management estimates that $20.4 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in management’s control and therefore estimates could change in the future. Management believes Extendicare has provided sufficient reserves as of December 31, 2006 for estimated costs of self-insured liabilities.
Extendicare invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $54.7 million at the end of 2006, compared to $49.0 million at the end of 2005. Most of the risks that the Company self-insures are long-term in nature and accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
Off-balance Sheet Arrangements
TRIPLE S LEASES
EHSI has made guarantees to Triple S for the payment of operating leases by Senior Health — Texas. EHSI leases 12 nursing properties from Triple S that are subleased to Senior Health — Texas. Under the terms of the lease with Triple S, EHSI remains responsible for lease payments and other obligations as defined in the lease agreement. Pursuant to the Triple S lease, EHSI is liable to Triple S should there be any default in the payment of rent by Senior Health — Texas. The lease commitment to Triple S is US$0.4 million for the first two months of 2007 and US$1.9 million annually thereafter for the balance of the term of the lease that
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     55

expires on February 28, 2012. In December 2006, EHSI made the decision in conjunction with Triple S to dispose of these facilities.
ALC MASTER LEASES
Both ALC and EHSI are the lessees under lease agreements with LTC (the “Master Leases”), which cover 37 assisted living properties operated by ALC. LTC declined to remove EHSI as a party to the leases following the distribution of ALC. Therefore, EHSI continues to be bound by the terms of the leases, while only ALC has a financial interest in the leased properties. Pursuant to a separation agreement entered into between Extendicare Inc. and ALC (the “Separation Agreement”), ALC has indemnified EHSI against any claims arising as a result of ALC’s non-performance relating to the Master Leases. For further details on the Separation Agreement, refer to “Risks and Uncertainties — Indemnification Obligations between ALC and Extendicare”.
The Master Leases provide for an initial 10-year term and three successive 10-year lease terms at the option of the lessee. There are no significant economic penalties if the renewal options are not exercised. The aggregate minimum rental payments for the LTC leases for the calendar years 2007 and 2008 are US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase by a minimum of 2% over the minimum rent of the immediately preceding year.
Critical Accounting Policies and Estimates
The REIT’s consolidated financial statements have been prepared in accordance with Canadian GAAP. For a full discussion of the REIT’s accounting policies as required by GAAP, see the accompanying notes to the REIT’s December 31, 2006, audited consolidated financial statements. Management considers an understanding of the REIT’s accounting policies in the following discussion to be essential to an understanding of the REIT’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There is measurement uncertainty relating to the accounting policies applied to; revenue recognition and the valuation of accounts receivable; the measurement of acquired assets and assumed liabilities in business combinations; the valuation of assets and determination of asset impairment; the valuation of conditional asset retirement obligations; the accrual for self-insured liabilities; and the valuation for future tax assets and liabilities. Specific risks related to these critical accounting policies are also described.
REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE
Approximately 81% of EHSI’s revenue was derived from services provided under various federal or state medical assistance programs during 2006. The remaining revenue is derived from private-pay residents directly or through their insurer, health maintenance organizations or other third-party providers. EHSI records its nursing home revenue in the period in which the services and products are provided at established rates less, for government supported programs, contractual adjustments. Contractual adjustments include differences between EHSI’s established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. State plan amendments and waivers are submitted to CMS for approval, which can result in changes to revenue pertaining to prior periods. Estimation differences between final settlements and amounts recorded in previous years are
56     EXTENDICARE REAL ESTATE INVESTMENT TRUST

reported as adjustments to revenue in the period such settlements are determined. Due to the complexity of laws and regulations governing the federal and state reimbursement programs, there is a possibility that recorded estimates may change by a material amount.
EHSI derived approximately 91% of its assisted living facility revenue in 2006 from private-pay residents. Revenue from assisted living facilities is recorded in the period in which the services are provided and at rates established by EHSI based upon market conditions in the area of operation. The remaining revenue is derived from state medical assistance programs whose rates are established for the facility or facilities in the state, and are subject to periodic, but not retrospective, adjustments.
The fees charged by ECI for its Canadian nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Revenue from provincial programs represented approximately 63% of ECl’s nursing home operations, and 92% of its home health care services. Ontario is ECl’s largest market for both its long-term care and home health care services. Their combined revenue represented approximately 76% of ECl’s revenue in 2006. Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. ECI receives a fixed amount per resident day for standard accommodation and may retain any excess over costs incurred. Residents are responsible for a small co-payment amount above a base amount for semi-private or private accommodation (preferred accommodation). Funding for the accommodation envelope is occupancy-based and providers receive funding based on their actual census level plus 3%, that is a census level of 97% would yield 100% funding. For 2006 all of ECl’s nursing homes, except for one, achieved occupancy levels in excess of 97%. For the remaining envelopes, any deviation in actual costs from scheduled rates is either at ECl’s cost (if actual costs exceed rates) or is returned to the government (if actual costs are below rates). ECl’s home health care operations receive most of their revenue from contracts tendered by locally administered provincial agencies.
Accounts receivable are recorded at the net realizable value expected from federal, state and provincial reimbursement programs, other third-party payors or from individual residents. Receivables from government agencies represent the only concentrated group of accounts receivable. Management does not believe there are any credit risks associated with these government agencies other than possible funding delays. Accounts receivable other than from government agencies consist of receivables from various payors that are subject to differing economic conditions and do not represent any concentrated credit risks. Management estimates which receivables may be collected within one year and reflects those not expected to be collected within one year as non-current assets. Management continually monitors and adjusts the allowances associated with these receivables by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payor type. Provisions are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, management has established internally-determined percentages for allowance for doubtful accounts that are based upon historical collection trends for each payor type and age of these receivables. Accounts receivable that are estimated to be uncollectible, based upon the above process, are fully reserved for in the allowance for doubtful accounts until they are written off or collected. If circumstances change, for instance due to an economic downturn, resulting in higher than expected defaults or denials, management’s estimates of the recoverability of receivables could be reduced by a material amount.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     57

Due to differences in the government funding structures for the services provided, the Canadian operations are not subject to the same risks associated with the collection of accounts receivable as is the case with the U.S. operations. As a result, 95% of the REIT’s allowance for current accounts receivable at December 31, 2006, was associated with the U.S. operations. The allowance for doubtful accounts for current accounts receivable totalled $16.7 million and $17.3 million at December 31, 2006 and 2005, respectively.
At December 31, 2006, EHSI had $19.6 million (US$16.8 million) in Medicare and Medicaid settlement receivables compared to $14.0 million (US$12.0 million) at the end of 2005. There was no allowance on these receivable balances. It is expected that $12.4 million (US$10.6 million) will be substantially collected within one year and is included in accounts receivable as a current asset, compared to $7.4 million (US$6.4 million) at December 31, 2005. The remaining balance has been classified as a long-term receivable. Medicare settlement receivables primarily relate to reimbursable Part A co-insurance and outstanding settlements from the cost-based reimbursement program prior to the implementation of PPS on January 1, 1999. Medicaid settlement receivables relate to programs with a retrospective reimbursement system. Differences between the final settlement and amounts previously recorded are reported as adjustments to revenue in the period of determination. The majority of the accounts receivable balance relates to Medicare reimbursable Part A co-insurance and amounted to US$12.2 million and US$9.1 million as of December 31, 2006 and 2005, respectively.
MEASUREMENT OF ACQUIRED ASSETS AND LIABILITIES IN BUSINESS COMBINATIONS
Acquisitions of businesses are accounted for using the purchase method. This involves allocating the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair value at the date of acquisition. Any excess is recorded as goodwill. The identification of intangible assets includes acquired customers, which the REIT refers to as resident relationships, and below (or above) market resident contracts.
In respect of the valuation of real estate acquired, management calculates the fair value of the land and buildings, or properties, using an “as if vacant” approach. The fair value of furniture and equipment is estimated on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. The purchase price of the acquisition is allocated based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. These estimates are based upon historical, financial and market information. Imprecision of these estimates can affect the allocation of the purchase price paid on the acquisition of facilities between intangible assets and liabilities and the properties and goodwill values determined, and the related depreciation and amortization.
Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average facility lease-up period, the average lease-up costs and the deficiency in operating profits relative to the facility’s performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the facility.
58     EXTENDICARE REAL ESTATE INVESTMENT TRUST

Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management’s estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which management can change the current contract rates to market. In the case of the ALC acquisition, the differences valued were below market resident contracts, representing a deferred credit booked to accrued liabilities. The amortization period was 24 months, based on management’s estimate of the period over which the customer rates would be increased to market rates. The majority of the balance of the market resident contracts related to ALC and as such was distributed in November. Approximately $0.1 million remains at December 31, 2006 related to nursing home acquisitions. Amortization of below (or above) market resident contracts are included in revenue in the statement of earnings.
VALUATION OF ASSETS AND ASSET IMPAIRMENT
Management periodically assesses the recoverability of long-lived assets when there are indications of potential impairment based on estimates of undiscounted future cash flows. In performing these analyses, management considers such factors as current results, trends and future prospects, current market value and other economic and regulatory factors.
Goodwill and other intangible assets with an indefinite life are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential impairment is identified by comparing the fair value of each reporting unit and the value of other assets in that reporting unit. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset.
A substantial change in estimated future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment. Changes which may impact future cash flows include, but are not limited to, competition in the marketplace, decreases in government funding, increases in wages or other operating costs, increased litigation and insurance costs, and increased operational costs resulting from changes in legislation and regulatory scrutiny. As detailed in notes 4 and 5 of the 2006 consolidated financial statements, the loss from impairment of assets, including those designated as held for sale, was $7.6 million in 2006 and $9.8 million in 2005.
CONDITIONAL ASSET RETIREMENT OBLIGATIONS
Management has determined that an asset retirement obligation exists in the REIT’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
As at December 31, 2006, the conditional asset retirement obligation, which related to asbestos remediation, was $21.0 million compared to $20.0 million at the beginning of the year. The fair value of the conditional asset retirement obligation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS     59

The following assumptions were used in calculating the conditional asset retirement obligations: (a) discount rates of 6.75% for facilities located in Canada and 7.10% for facilities located in the U.S.; (b) an estimated timing of the settlement of the conditional obligations ranging from 10 to 30 years; and (c) an estimated undiscounted cash flow amount to settle the asset retirement obligation of approximately $50 million.
SELF-INSURED LIABILITIES
Insurance coverage for resident care liability and other risks has become difficult to obtain. Extendicare self-insures for certain risks related to comprehensive general and professional liability, auto liability, health benefits, employers’ liability and workers’ compensation. Reinsurance coverage is obtained in amounts and with such coverage and deductibles as management deems appropriate, based on the nature and risks of the business, historical experiences, availability and industry standards.
Management accrues for self-insured liabilities based on past trends and information received from an independent actuary. Management regularly evaluates the appropriateness of the carrying value of the self-insured liabilities through an independent actuarial review. General and professional liability claims are the most volatile and significant of the risks that Extendicare self-insures. Management’s estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events and assessments regarding expectations of several factors. These include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.
Changes in the level of retained risk and other significant assumptions that underlie management’s estimates could have a material effect on the future carrying value of the self-insured liabilities. The REIT reports the annual accrual for potential resident care liability claims on its consolidated statements of cash flows, and for the years ended 2006, 2005 and 2004, recorded a provision of $10.3 million, $9.9 million and $13.8 million, respectively. At December 31, 2006, the accrual for self-insured general and professional liabilities totalled $59.8 million compared to $66.7 million at the beginning of the year.
FUTURE TAX ASSETS AND LIABILITIES
The corporate subsidiaries of the REIT use the liability method, which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized to reflect the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using tax rates (enacted or substantially enacted at the balance sheet date) anticipated to apply in the periods that the temporary differences are expected to be recovered or settled. A valuation allowance is established based upon management’s estimate of whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets depends on the generation of taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies. The valuation allowance for future tax assets totalled $17.0 million and $16.0 million at December 31, 2006 and 2005, respectively.
60     EXTENDICARE REAL ESTATE INVESTMENT TRUST

TAX PAYABLE ON SALE OF ALC BY EHSI
The distribution of ALC to Extendicare created a taxable gain for EHSI and its affiliates. Management has estimated the income tax payable on the gain resulting from the transfer of ALC shares, including the transfer of the 29 assisted living properties to ALC, to be $115.9 million (US$102.5 million). The amount of U.S. income tax depends, in part, on the fair market value of the ALC shares. Management believes the final determination of the capital gains tax will be based on the volume weighted average trading price of the ALC Class A shares on its first day of trading, which was US$8.00 on November 10, 2006. The Internal Revenue Service (IRS) is not obliged to accept management’s methodology for determining the fair market value of ALC. Each one dollar increase or decrease in the trading price of the ALC Class A shares used to determine the fair market value of ALC for U.S. income tax purposes would result in a corresponding increase or decrease of approximately US$30.0 million in EHSI’s U.S. income tax liability.
Risks and Uncertainties
GENERAL BUSINESS RISKS
Extendicare REIT will be subject to general business risks inherent in the long-term care industry, including changing consumer preferences, fluctuations in occupancy levels, the inability to achieve profitable patient/residency fees (including anticipated increases in such fees), increases in labour costs and other operating costs, possible future changes in labour relations, competition from or the oversupply of other similar properties, changes in neighbourhood or location conditions and general economic conditions, health related risks, disease outbreaks and control risks, the imposition of increased taxes or new taxes, capital expenditure requirements, changes in interest rates, and changes in the availability and cost of long-term financing which may render refinancing of mortgages difficult or unattractive. Moreover, there is no assurance that the occupancy levels achieved to date and expected in the future will continue or be achieved. Any one of, or a combination of, these factors may adversely affect the business, results of operations and financial condition of the REIT.
TAX PAYABLE ON SALE OF ALC BY EHSI
Management has estimated income taxes payable of $115.9 million (US$102.5 million) in connection with the gain arising on the transfer of ALC. Management believes the final determination of the capital gains tax will be based on the volume weighted average trading price of the ALC Class A shares on its first day of trading, which was US$8.00 on November 10, 2006. The IRS is not obliged to accept management’s methodology for determining the fair market value of ALC. Each one dollar increase or decrease in the trading price of the ALC Class A shares used to determine the fair market value of ALC for U.S. income tax purposes would result in a corresponding increase or decrease of approximately US$30.0 million in EHSI’s U.S. income tax liability.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     61

PROPOSED CANADIAN FEDERAL INCOME TAX ON INCOME TRUSTS
Under the Draft Legislation released by the Minister of Finance on December 21, 2006, which has not yet been enacted, the proposed distribution tax will generally apply to listed income trusts for taxation years that end after 2006. However, a transitional rule provides that the new measures will not apply until the 2011 taxation year for trusts whose units or other securities were listed on a stock exchange or other public market prior to November 1, 2006.
As indicated in Extendicare’s September 13, 2006 Management Proxy Circular, Extendicare REIT elected to be treated as a partnership for U.S. federal income tax purposes and indicated that it intended to manage its affairs so that it would be treated as a non-taxable entity for U.S. federal income tax purposes. The outcome of the proposals by the Minister of Finance to tax income trusts, could result in management’s reassessment of the benefits of the REIT’s status for U.S. tax purposes. As such, there can be no assurance that the REIT will maintain its partnership status for U.S. tax purposes.
INDEMNIFICATION OBLIGATIONS BETWEEN ALC AND EXTENDICARE
In connection with the distribution of ALC, Extendicare and ALC have entered into a Separation Agreement, a tax allocation agreement, a number of transitional services agreements, and a number of operating lease and purchase agreements relating to the transfer of EHSI’s assisted living facilities to ALC.
Pursuant to the Separation Agreement, ALC will indemnify, defend and hold harmless and will pay or reimburse Extendicare, each of its affiliates, including any of its direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	ALC’s assisted living care business, any assets transferred to ALC by Extendicare, or any of the liabilities that ALC assumes as part of the separation, other than any pre-transfer liabilities related to the 29 assisted living facilities transferred by EHSI to ALC;

•	any untrue or allegedly untrue statement of a material fact contained in any filing ALC makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and relating to information, statements, facts or omissions relating to ALC, its subsidiaries or its business;

•	the breach by ALC or its subsidiaries of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by ALC or its subsidiaries after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions;

•	EHSI being a party to ALC’s Master Leases with LTC, which cover 37 of ALC’s properties other than losses resulting from provisions applicable to EHSI thereunder; and

•	EHSI being a guarantor of ALC’s obligations under the Master Leases.
Extendicare will indemnify, hold harmless and defend and will pay or reimburse ALC, each of its affiliates, including any direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
62      EXTENDICARE REAL ESTATE INVESTMENT TRUST

•	those assets and liabilities that are not transferred to ALC as part of the separation, whether such losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after ALC’s separation from Extendicare;

•	any pre-transfer liabilities related to the 29 assisted living facilities transferred by EHSI to ALC;

•	provisions applicable to EHSI under the Master Leases;

•	any untrue or allegedly untrue statement of a material fact contained in any filing Extendicare makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and relating to information, statements, facts or omissions not relating to ALC, its subsidiaries or its business; and

•	the breach by Extendicare or any of its affiliates (other than ALC or its subsidiaries) of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by it after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions.
The Separation Agreement will also specify the procedures and limitations with respect to claims subject to indemnification and will provide for contribution in the event that indemnification is not available or insufficient to hold harmless an indemnified party.
The indemnification obligations of ALC and Extendicare under the Separation Agreement could be significant. Extendicare can not determine whether it will have to indemnify ALC for any substantial obligations after the distribution of ALC. Extendicare also can not assure that if ALC has to indemnify Extendicare for any substantial obligations, ALC will be able to satisfy those obligations.
ONTARIO GOVERNMENT LONG-TERM CARE HOMES ACT, 2006
The Ontario government introduced new long-term care homes legislation, Bill 140 that, if passed, would consolidate three pieces of legislation currently governing long-term care facilities in the province. Bill 140 has passed second reading, following which public hearings took place and a number of proposed amendments were tabled. As a result, the proposed legislation will require a third reading before receiving Royal Assent. Proposals under Bill 140 include: new licensing procedures based on more rigorous standards for license review; defining license terms for up to 25 years, depending on bed classifications (licenses can be revoked in cases of non-compliance); more onerous duties imposed on nursing home operators; unannounced annual inspections and a more comprehensive enforcement regime. Nursing home operators will be given three years notice before the end of the term of a license as to whether a new license will be issued. There can be no assurance as to the impact Bill 140, once passed, will have on ECI or the long-term care industry as a whole.
FOREIGN CURRENCY TRANSLATION
The majority of the REIT’s operations are conducted in the United States through self-sustaining operations, which accounted for approximately 69% of total revenue in 2006. The REIT is therefore subject to foreign currency fluctuations which could adversely impact its financial position and operating results. As well, changes in the currency exchange rates could adversely affect the cash distributions to unitholders.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     63

To limit this risk, EHSI entered into a foreign currency forward contract in October 2006 for a 36-month period commencing on December 5, 2006, which locks in the purchase of Canadian dollars at the fixed exchange rate of 1.1141 for US$4.0 million per month.
The translation effect of the strengthening of the Canadian dollar on the REIT’s earnings is summarized on page 30. Based on the earnings from continuing operations for 2006, excluding any gains or losses on disposal or impairment of assets, a one percent increase (decrease) in the Canadian dollar against the U.S. dollar would decrease (increase) the REIT’s earnings from continuing operations by approximately $0.4 million. A similar change in the Canadian dollar would decrease (increase) the foreign currency translation account in unitholders’ equity by approximately $0.5 million.
GOVERNMENT FUNDING
The REIT’s earnings are highly contingent on government funding, both in the U.S. and Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities. Management is unable to predict whether governments will adopt changes in their reimbursement systems, or if adopted and implemented, what effect such initiatives would have on the REIT. For instance, limitations on U.S. Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on reimbursement levels from governmental, private and other sources. In 2006, the REIT’s labour-related costs represented 74.0% of operating and administrative costs. Therefore, government funding constraints could have a significant adverse impact on the REIT’s results from operations and cash flow.
REGULATORY RISKS
All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program. As of December 31, 2006, EHSI has certain facilities under plans of correction. While it is not possible to estimate the final outcome of the required corrective action, EHSI has accrued for known costs.
Government agencies have steadily increased their enforcement activity over the past several years. As a result, the REIT is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.
U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI has had previous investigations from these Medicaid Fraud Units, but is not aware of any liability relating thereto at this time.
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ASSETS, LIABILITIES AND CONTINGENCIES RESULTING FROM U.S. DIVESTITURE PROGRAM
In the 2001 transfer of the Texas operations to Senior Health — Texas, EHSI retained ownership of four nursing properties, which are leased to Senior Health — Texas and remains liable for the payment of rent for 12 nursing properties that are subleased to Senior Health — Texas. In October 2006, EHSI and Senior Health -Texas entered into an agreement to extend the term of its leases and subleases from October 1, 2006 through September 30, 2008, however either party may terminate the leases upon 90 days written notice after September 30, 2007. EHSI also remains liable for the payment of rent, and other obligations under leases expiring in 2012 with Triple S for the 12 nursing properties subleased to Senior Health – Texas.
In December 2006, due to the poor financial performance of the Texas leased facilities and risks associated with the lease with Triple S, EHSI made the decision in conjunction with Triple S to dispose of its owned properties as part of a portfolio of facilities including the Triple S properties. During 2006, EHSI earned rental income of $4.4 million (US$3.9 million) from the leased owned and subleased properties and net rental income of $1.8 million (US$1.6 million) after payment of the Triple S lease.
SELF-INSURED GENERAL AND PROFESSIONAL LIABILITIES
Extendicare had $59.8 million in accruals for self-insured general and professional liabilities at December 31, 2006, including estimates of the costs of reported claims and claims incurred but not yet reported. As a result of the adverse development of claims experienced by EHSI and the long-term care industry as a whole, EHSI’s per claim retained risk increased significantly in 2000. This was mainly due to risk levels associated with the Florida and Texas operations. EHSI was successful in exiting these two highly litigious states and thereby limiting future exposure to general liability claims. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management’s estimates, could have a material effect on the future carrying value of the self-insured liabilities.
FUTURE TAX ASSETS AND LIABILITIES
The corporate subsidiaries of the REIT use the liability method, which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. A financial statement benefit for tax losses and other deferred tax assets based on future anticipated taxable earnings has been recognized. As at December 31, 2006, a valuation allowance of $17.0 million was recorded primarily against land and capital losses.
DEBT COVENANTS
EHSI is in compliance with all of its financial covenants as of December 31, 2006. However, there can be no assurance that future covenant requirements will be met. EHSI’s bank lines can be affected by its ability to remain in compliance. If EHSI does not remain in compliance, its ability to amend the covenants or refinance its debt can be affected.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     65

CREDIT AND INTEREST RATES
In order for the REIT to meet its monthly distributions, management decided to limit the amount of debt that may be subject to changes in interest rates. As a result, all of the long-term debt outstanding at December 31, 2006, was at fixed rates, compared to 47.8% at December 31, 2005.
The following table presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the REIT’s debt obligations as of December 31, 2006. It incorporates only exposures that existed at that date and does not consider exposures, or positions that could arise subsequently, or future interest rate movements. As a result, the information has limited predictive value. The ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

(thousands of dollars						After		Fair
unless otherwise noted)	2007	2008	2009	2010	2011	2011	Total	Value

Canadian Operations
Long-term debt
Fixed rate	4,530	15,088	10,690	5,120	5,613	88,016	129,057	152,635
Average interest rate	8.91%	7.03%	7.39%	9.45%	9.46%	9.33%	8.90%	—
Capital lease obligations
Fixed rate	2,651	2,868	3,103	3,359	3,634	115,662	131,277	142,964
Average interest rate	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	—
United States Operations
Long-term debt
Fixed rate	6,242	1,371	1,293	8,904	573,036	—	590,846	589,825
Average interest rate	6.80%	6.61%	6.57%	6.65%	6.65%	—	6.66%	—

Disclosure Controls and Procedures
Management has evaluated, with the participation of the REIT’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the REIT’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of December 31, 2006. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of 2006, to ensure that material information relating to the REIT (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this report was being prepared.
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Changes in Accounting Policies
The REIT’s significant accounting policies are set out in note 1 of the 2006 consolidated financial statements. During 2006 the REIT adopted the following new accounting policy as a result of new accounting standards.
CONDITIONAL ASSET RETIREMENT OBLIGATIONS
On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. The REIT has chosen early adoption of this policy effective January 1, 2006, as permitted.
Management has determined that an asset retirement obligation exists in Extendicare’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005 and December 31, 2004, changed as follows: long-term accrued liabilities increased $20.0 million (2004 – $19.1 million); property and equipment, net of accumulated depreciation, increased $2.4 million (2004 — $2.6 million); long-term future tax liabilities decreased $6.8 million (2004 — $6.4 million); foreign currency translation adjustment credit increased $1.0 million (2004 — $0.8 million); and retained earnings decreased $11.8 million (2004–$10.9 million).
The impact to pre-tax earnings from continuing operations for the year ending December 31, 2006 was $1.4 million (2005 — $1.5 million), representing accretion expense for the asset retirement obligation of $1.3 million (2005 — $1.4 million) and depreciation expense for property and equipment of $0.1 million (2005 — $0.1 million). On an after-tax basis, the charge to net earnings was $0.8 million (2005 –$0.9 million). After recording the change in 2006 for accretion and depreciation, the balance sheet values at December 31, 2006, related to conditional asset retirement obligations were as follows: long-term accrued liabilities of $21.0 million; property and equipment, net of accumulated depreciation, of $2.1 million; and long-term future tax assets of $7.9 million.
2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS     67

New Accounting Policies
The CICA has issued three new accounting standards: Section 3855 “Financial Instruments — Recognition and Measurement”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income” that are effective for fiscal periods beginning on or after October 1, 2006. These accounting standards introduce new requirements for the recognition and measurement of financial instruments, the application of hedge accounting and the reporting of comprehensive income that are designed to harmonize Canadian accounting standards with U.S. and International Financial Reporting Standards. The new standards will require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values will be recognized in opening equity and results for prior periods will not be restated. Unrealized gains and losses on financial assets that are held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded as other comprehensive income and will form part of unitholders’ equity. The REIT is currently evaluating the impact of these new accounting pronouncements on its financial statements.
In December 2006, the CICA issued Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”, which together replace Section 3861 “Financial Instruments — Disclosure and Presentation”. These new standards carry forward unchanged the presentation requirements and revise and enhance the disclosure requirements, such as specific disclosures to be made when an entity defaults or breaches a loan agreement. The new sections are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, with earlier adoption encouraged.
In December 2006, the CICA issued Section 1535 “Capital Disclosures”, which requires, among other things, disclosure of an entity’s objectives, policies, and processes for managing capital, and quantitative data about what the entity regards as capital. Section 3862 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, with earlier adoption encouraged.
In November 2006, the CICA issued an exposure draft to amend Section 1540 “Cash Flow Statements”. The proposed amendments modify the disclosure requirements pertaining to cash distributions made in accordance with contractual agreements, such as disclosing the terms and conditions in determining the cash distributions made and the extent to which the distributions are non-discretionary.
Additional Information
Additional information about Extendicare REIT, including the Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on Extendicare’s website at www.extendicare.com. A copy of this document and other public documents of the REIT are available upon request to the Secretary.
68      EXTENDICARE REAL ESTATE INVESTMENT TRUST

Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements of Extendicare Real Estate Investment Trust (the “REIT”) and other financial information contained in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management’s best estimates and judgements, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position, results of operations and cash flows of the REIT within reasonable limits of materiality. The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.
A system of internal accounting and administrative controls is maintained by management to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are properly maintained to provide accurate and reliable financial statements.
The Extendicare Board of Trustees is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee comprised of unrelated and outside trustees. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with management and the independent auditors and to review the interim and annual consolidated financial statements of the REIT.
The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements follows.

(signed)	(signed)

Philip W. Small	Richard L. Bertrand
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 22, 2007
2006 ANNUAL REPORT
MANAGEMENT’S RESPONSIBILITY     69

Auditors’ Report
To the Unitholders of Extendicare Real Estate Investment Trust
We have audited the consolidated balance sheets of Extendicare Real Estate Investment Trust (the “REIT”) as at December 31, 2006 and 2005 and the consolidated statements of earnings (loss), unitholders’ deficiency/shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the REIT’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the REIT as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed)

Toronto, Canada February 22, 2007, except as to Note 23 which is as of March 6, 2007.	KPMG LLP Chartered Accountants
EXTENDICARE REAL ESTATE INVESTMENT TRUST
70     AUDITOR’S REPORT

Consolidated Balance Sheets

(thousands of dollars) December 31	2006	2005
		revised*
Assets
Current assets
Cash and short-term investments	28,057	38,255
Marketable securities (market value $6,655)	—	6,460
Accounts receivable, less allowances of $16,684 and $17,320, respectively	204,741	170,649
Income taxes recoverable	—	11,711
Future income tax assets (note 16)	25,183	24,437
Inventories, supplies and prepaid expenses	20,048	22,620

	278,029	274,132
Property and equipment (note 6)	729,274	1,111,108
Goodwill and other intangible assets (note 7)	80,648	99,451
Other assets (note 8)	149,449	143,327

	1,237,400	1,628,018
Equity accounted investments (note 9)	77,782	72,445

	1,315,182	1,700,463

Liabilities and Unitholders’ (Deficiency)/Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	—	15,646
Accounts payable	52,583	38,394
Accrued liabilities	207,836	206,079
Accrual for self-insured liabilities (note 10)	20,395	22,679
Current maturities of long-term debt (note 11)	13,423	21,151
Income taxes payable	95,558	—

	389,795	303,949

Accrual for self-insured liabilities (note 10)	39,386	43,986
Long-term debt (note 11)	837,757	775,243
Other long-term liabilities (note 13)	59,312	66,612
Future income tax liabilities (note 16)	12,586	24,137

	1,338,836	1,213,927
Unitholders’ (deficiency)/shareholders’ equity	(23,654)	486,536

	1,315,182	1,700,463

*	See note 1.
Approved by the Trustees

(signed)	(signed)

Frederick B. Ladly	Mel Rhinelander
Chairman and Trustee	Vice Chairman and Trustee
2006 ANNUAL REPORT
CONSOLIDATED STATEMENTS     71

Consolidated Statements of Earnings (Loss)

(thousands of dollars except per unit/share amounts) Years ended December 31	2006	2005	2004
		revised*	revised*
Revenue (note 15)
Nursing and assisted living centres
United States	1,149,593	1,160,576	1,118,745
Canada	399,222	382,377	366,863
Outpatient therapy — United States	12,384	13,644	14,300
Home health — Canada	141,104	128,144	127,971
Other	43,169	38,955	37,463

	1,745,472	1,723,696	1,665,342
Operating and administrative costs	1,541,145	1,499,307	1,433,359

Earnings before undernoted	204,327	224,389	231,983
Lease costs	13,745	14,598	15,646
Depreciation and amortization	48,764	48,757	49,748
Accretion expense (note 1)	1,277	1,347	1,319
Interest, net	57,465	50,849	40,174
Loss on derivative financial instruments (note 12)	26,497	2,248	6,718
Loss (gain) from restructuring charges, asset disposals and other items (note 4)	95,434	(14,602)	556

Earnings (loss) from continuing health care operations before income taxes	(38,855)	121,192	117,822

Income taxes (note 16)
Current	19,025	40,686	34,985
Future	(10,134)	(1,005)	(38,041)

	8,891	39,681	(3,056)

Earnings (loss) from continuing health care operations	(47,746)	81,511	120,878
Share of equity accounted earnings (note 9)	5,220	3,928	9,375

Earnings (loss) from continuing operations	(42,526)	85,439	130,253
Earnings (loss) from discontinued operations, net of income taxes (note 5)	6,798	8,756	(5,961)

Net earnings (loss)	(35,728)	94,195	124,292

Earnings (Loss) per Unit/Subordinate Voting Share (note 17)
Basic
Earnings (loss) from continuing operations	(0.63)	1.25	1.89
Net earnings (loss)	(0.53)	1.38	1.80
Diluted
Earnings (loss) from continuing operations	(0.63)	1.24	1.85
Net earnings (loss)	(0.53)	1.36	1.76
Earnings per Multiple Voting Share (note 17)
Basic
Earnings from continuing operations		1.15	1.89
Net earnings		1.28	1.80
Diluted
Earnings from continuing operations		1.14	1.85
Net earnings		1.26	1.76

*	See note 1.
EXTENDICARE REAL ESTATE INVESTMENT TRUST
72     CONSOLIDATED STATEMENTS

Consolidated Statements of Cash Flows

(thousands of dollars) Years ended December 31	2006	2005	2004
		revised*	revised*
Cash Provided by (Used in) Operations
Net earnings (loss)	(35,728)	94,195	124,292
Adjustments for:
Depreciation and amortization	65,414	68,297	57,027
Provision for self-insured liabilities	10,261	9,866	13,762
Payments for self-insured liabilities	(17,593)	(20,675)	(24,494)
Future income taxes (note 16)	(11,200)	4,257	(41,353)
Undistributed share of earnings from equity investments, net of dividends received	(5,220)	(3,928)	58,919
Loss on derivative financial instruments (note 12)	26,497	2,248	6,718
Loss (gain) from restructuring charges, asset disposals and other items (note 4)	95,434	(14,602)	556
Loss from restructuring charges, asset impairment, disposals and other items of discontinued operations (note 5)	10,812	9,547	8,345
Other	1,991	298	3,983

	140,668	149,503	207,755

Net change in operating assets and liabilities
Accounts receivable	(40,463)	(18,170)	10,861
Inventories, supplies and prepaid expenses	(4,080)	(1,684)	(541)
Accounts payable and accrued liabilities	38,040	17,282	(40)
Income taxes	(5,381)	(10,754)	5,927

	128,784	136,177	223,962

Cash Provided by (Used in) Investment Activities
Property and equipment	(76,601)	(81,212)	(69,122)
Acquisitions, net of cash acquired (note 2)	(50,213)	(190,527)	(8,750)
Net proceeds from dispositions (note 4)	2,851	12,522	42,496
Return of equity investment	—	—	14,119
Other assets	9,869	19,817	25,190

	(114,094)	(239,400)	3,933

Cash Provided by (Used in) Financing Activities
Issue of long-term debt	568,600	103,544	170,480
Repayment of long-term debt	(419,860)	(101,406)	(283,067)
Issue on line of credit	—	1,204	—
Increase in investments held for self-insured liabilities	(2,447)	(1,898)	(12,082)
Purchase of shares for cancellation	(20,391)	(27,143)	(7,294)
Dividends paid	(13,196)	(10,108)	(665)
Cash distributed with ALC	(40,687)	—	—
Transaction costs of reorganization (notes 4 and 5)	(25,561)	—	—
Financing costs	(62,953)	(1,387)	(16,494)
Income taxes paid on the distribution of ALC (note 3)	(7,007)	—	—
Other	14,068	6,575	5,328

	(9,434)	(30,619)	(143,794)

Foreign exchange gain (loss) on cash held in foreign currency	192	258	(2,754)

Increase (decrease) in cash and cash equivalents	5,448	(133,584)	81,347
Cash and cash equivalents at beginning of year	22,609	156,193	74,846

Cash and cash equivalents at end of year	28,057	22,609	156,193

Cash and Cash Equivalents
Cash and short-term investments	28,057	38,255	156,193
Outstanding cheques in excess of bank balance	—	15,646	—

	28,057	22,609	156,193

*	See note 1.
2006 ANNUAL REPORT
CONSOLIDATED STATEMENTS     73

Consolidated Statements of
Unitholders’ (Deficiency)/Shareholders’ Equity

(thousands of dollars for amounts)
Years ended December 31		2006		2005		2004
	Number	Amount	Number	Amount	Number	Amount

Unit/Share Capital (note 14)
REIT Units	59,178,781	262,617
Exchangeable LP Units	11,026,222	48,931
Class 1 Preferred Shares
Cumulative Redeemable, Series 2			88,805	2,219	100,305	2,507
Adjustable Dividend, Series 3			93,310	2,333	93,310	2,333
Adjustable Dividend, Series 4			241,240	6,031	241,240	6,031
Class II Preferred Shares, Series 1			382,979	6,319	382,979	6,319
Subordinate Voting Shares			56,018,395	262,258	56,687,086	265,576
Multiple Voting Shares			11,791,433	29,340	11,904,992	29,623

		311,548		308,500		312,389

Contributed surplus - fair value of stock options				391		318

Retained Earnings (Deficit)
Balance at beginning of year, as previously reported		213,782		151,903		31,959
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations (note 1)		(11,765)		(10,855)		(9,946)

Balance at beginning of year, as revised		202,017		141,048		22,013
Earnings (loss) for the year		(35,728)		94,195		124,292
Purchase of shares in excess of book, net (note 14)		(200)		(20,012)		(4,602)
Premium on redemption of Class II Preferred Shares, Series 1		(3,255)
Distribution of ALC (note 3)		(476,490)
Distributions to unitholders declared		(12,988)
Dividends		(9,975)		(13,214)		(655)

Balance at end of year		(336,619)		202,017		141,048

Foreign currency translation adjustment account		1,417		(24,372)		(6,882)

		(23,654)		486,536		446,873

EXTENDICARE REAL ESTATE INVESTMENT TRUST
74     CONSOLIDATED STATEMENTS

Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
Reorganization (the “Reorganization”) Pursuant to Plan of Arrangement
BASIS OF PRESENTATION
Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”) is an unincorporated, open-ended real estate investment trust established under the laws of the Province of Ontario by a deed of trust (the “Deed of Trust”) dated September 11, 2006. On September 11, 2006, the REIT, Extendicare Trust, Extendicare Holding General Partner Inc., Extendicare Limited Partnership (Extendicare LP), Extendicare Inc., Extendicare Acquisition Inc., Extendicare ULC and Assisted Living Concepts, Inc. (ALC) entered into an Arrangement Agreement, which became effective (the “Effective date”) on November 10, 2006 and provided for the implementation of a plan of arrangement (the “Arrangement”). The Arrangement resulted in the distribution of ALC to the Extendicare shareholders and the conversion of the remaining operations into a publicly held Canadian real estate investment trust listed on the Toronto Stock Exchange (TSX) (note 3).
Extendicare Inc. (“Extendicare” or the “Company”) is an indirect wholly owned subsidiary of Extendicare REIT. Through its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”) and its wholly owned Canadian subsidiary, Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”), the REIT is a major provider of long-term care and related services in North America, operating 226 nursing homes and eight assisted living facilities.
Pursuant to the terms of the Arrangement, holders of Extendicare Multiple Voting Shares ultimately received for each Extendicare Multiple Voting Share (a) one ALC Class B share, and (b) 1.075 units of Extendicare REIT (REIT Unit) or, subject to the limitations described in the Arrangement, 1.075 Class B limited partnership units of Extendicare LP (Exchangeable LP Unit), and holders of Extendicare Subordinate Voting Shares ultimately received for each Extendicare Subordinate Voting Share (a) one ALC Class A share, and (b) one REIT Unit or, subject to the limitations described in the Arrangement, one Exchangeable LP Unit.
Prior to the implementation of the Arrangement, Extendicare and various subsidiaries of Extendicare carried out certain pre-Arrangement transactions including:
•	the transfer of 29 assisted living properties that were formerly owned and operated by EHSI to ALC;

•	the transfer by EHSI of the shares of ALC to Extendicare;

•	the prepayment by EHSI of all amounts owing by it under its existing term loan and revolving credit facility, its 9.5% Senior Notes due July 1, 2010, (the “2010 Notes”), its 6.875% Senior Subordinated Notes due May 1, 2014, (the “2014 Notes”) through the issuance of collateral mortgaged backed securities and a new revolving line of credit;

•	the termination by EHSI of its interest rate swap and cap agreements relating to the 2010 Notes and 2014 Notes;

•	contributions to ALC’s capital by EHSI; and

•	the redemption of Extendicare’s preferred shares.
The conversion to a real estate investment trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if the REIT had always carried on business formerly carried on by Extendicare. However, with the distribution of ALC to Extendicare’s shareholders, ALC has been reported as a discontinued operation in the results from operations.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     75

The comparative figures for the years ended December 31, 2005 and 2004 have been revised to reflect the adoption in 2006 of a new accounting recommendation, which is applied retroactively with restatement of prior periods, and to present the operations of properties sold or abandoned or held for resale in 2006 as discontinued operations (notes 1(b) and 5). Due to the conversion to a REIT, certain information included in the consolidated financial statements for prior periods may not be directly comparable.
[1] Summary of Significant Accounting Policies
(A) BASIS OF CONSOLIDATION
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of Extendicare REIT, its subsidiaries and its partnerships and its 34.8% ownership interest in Crown Life Insurance Company (Crown Life), which was accounted for by the equity method at December 31, 2006. All material intercompany transactions and balances have been eliminated.
Prior to the Effective Date of the Arrangement, the consolidated financial statements included the accounts of Extendicare, its wholly owned subsidiaries and its 34.8% ownership interest in Crown Life, which was accounted for by the equity method.
The consolidated financial statements issued on February 22, 2006, for the year ended December 31, 2005 were reissued on September 13, 2006, to reflect the adoption in 2006 of a new accounting recommendation, which was applied retroactively with restatement of prior periods, and the identification in 2006 of additional properties for the six months ended June 30, 2006 whose operations had been discontinued. In the fourth quarter of 2006 in addition to ALC being categorized as a discontinued operation, certain other properties were identified as discontinued operations.
(B) CHANGE IN ACCOUNTING POLICIES
Effective January 1, 2006, the Company elected early adoption of The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-159, “Conditional Asset Retirement Obligations” which requires that the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred generally upon acquisition, construction, or development and/or through the normal operation of the asset.
This abstract is applied retroactively with restatement of prior periods, and conforms the Canadian standards to U.S. standards as outlined in Financial Accounting Standard (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which was issued in March 2005 as an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”.
Management has determined that an asset retirement obligation exists in the REIT’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
76      EXTENDICARE REAL ESTATE INVESTMENT TRUST

The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The following assumptions were used in calculating the conditional asset retirement obligations: (a) discount rates of 6.75% and 7.10%; (b) an estimated timing of the settlement of the conditional obligations ranging from 10 to 30 years; and (c) an estimated undiscounted cash flow amount to settle the asset retirement obligation of approximately $50 million.
As a result of the retroactive application of this new accounting standard the balance sheet carrying amounts at December 31, 2005 and December 31, 2004, and the earnings statement for the years ended December 31, 2005 and 2004 were revised as follows:

(thousands of dollars)	2005	2004

Long-term accrued liabilities increased	19,983	19,125
Property and equipment, net of accumulated depreciation, increased	2,369	2,578
Long-term future tax liabilities decreased	6,844	6,433
Foreign currency translation adjustment credit increased	995	741
Retained earnings decreased	11,765	10,885
Accretion expense recorded	1,347	1,319
Depreciation expense increased	145	154
Net earnings decreased	910	909

Extendicare recorded accretion and depreciation expense for the year ended December 31, 2006, of $1,277,000 and $130,000, respectively, for continuing operations and $92,000 of accretion expense for discontinued operations. On an after-tax basis, the charge to net earnings for the 2006 year was approximately $800,000. After recording the accretion and depreciation amounts for the year 2006 and after adjusting for amounts pertaining to the distribution of ALC and sales of discontinued properties, the long-term accrued liability was $20,993,000 and net property and equipment was $2,135,000, related to conditional asset retirement obligations as at December 31, 2006.
(C) USE OF ESTIMATES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more subjective of such estimates are revenue rate settlements, accrual for self-insured liabilities, impairment of long-lived assets and goodwill, asset retirement obligations and valuation allowances for future tax assets. The recorded amounts for such items are based on management’s best information and judgement and accordingly, actual results could differ from estimates.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS       77

(D) FOREIGN CURRENCY TRANSLATION
Foreign operations and foreign currency denominated items are translated to Canadian dollars.
Revenues and expenses of self-sustaining foreign operations are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Unrealized exchange gains or losses arising on translation are deferred and included in unitholders’ equity in the foreign currency translation adjustment account. A gain or loss equivalent to a proportionate amount of the unrealized exchange gains and losses accumulated in the foreign currency translation adjustment account is recognized in net earnings when there is a reduction in the net investment of self-sustaining foreign operations from capital transactions, such as dividend distributions or long-term advance repayments.
Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.
(E) CASH AND CASH EQUIVALENTS
Cash and cash equivalents include unrestricted cash and short-term investments less bank overdraft and outstanding cheques. Short-term investments, comprised of money market instruments, have a maturity of 90 days or less from their date of purchase and are stated at cost, which approximates net realizable value.
(F) PROPERTY AND EQUIPMENT
Property and equipment is stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed by the straight-line method at rates based on the following estimated life expectancies.

Buildings	20 to 40 years
Building improvements	5 to 30 years
Furniture and equipment	varying periods not exceeding 15 years
Land improvements	10 to 25 years
Leasehold improvements	the shorter of the useful life of the improvements or the initial term of the lease
Nursing home assets leased to unrelated operators under operating lease arrangements are stated at cost less accumulated depreciation. Provisions for depreciation are computed as outlined above.
Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the facility is opened. Depreciation of the facility, including interest capitalized, is commenced the month after the facility is opened based upon the useful life of the asset, as outlined above.
78       EXTENDICARE REAL ESTATE INVESTMENT TRUST

Government grants funded over extended periods to construct facilities are present valued and recorded as long-term receivables, with an offset to the cost of construction, once all conditions of the grant have been met.
(G) LEASES
Leases that substantially transfer all of the benefits and risks of ownership of property to the lessee, or otherwise meet the criteria for capitalizing a lease under generally accepted accounting principles, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as described in note 1(f) and not exceeding the terms of the lease. Rental payments under operating leases are expensed as incurred.
(H) DEFERRED CHARGES
Costs associated with obtaining financing are deferred and amortized over the term of the related debt. The costs of acquiring leasehold rights are deferred and amortized over the term of the lease including renewal options. Deferred charges are stated at cost less accumulated amortization and are included in other assets in the consolidated balance sheets.
(I) ACQUISITIONS
Extendicare accounts for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed, based on their fair value at the date of acquisition. Any excess is then recorded as goodwill.
In allocating the purchase price to identifiable intangible assets in its acquisitions, Extendicare assigns values to resident relationships as described in note 1(j).
Also, in the allocation of the purchase price Extendicare determines a value for below (or above) market resident contracts. Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management’s estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which Extendicare can change the current contract rates to market. This value is recorded as a deferred credit in accrued liabilities or a deferred asset and the amortization of below (or above) market resident contracts is included in revenue in the statement of earnings. In the case of the ALC acquisition, the below market resident contract value was recorded as a deferred credit in accrued liabilities, which was being amortized over a 24-month period based upon management’s estimate of the period over which the customer rates would be increased to market rates. This amount has been reclassified as discontinued operations in the statement of earnings.
(J) GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the cost of acquired net assets in excess of their fair market values. Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      79

annually. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.
Other intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. Other intangible assets include leasehold rights, which are amortized over the term of the lease including renewal options.
Resident relationships acquired through the acquisition of facilities are another component of other intangible assets. Resident relationships acquired for existing residents avoid the cost of obtaining new residents and also include a value of lost net resident revenue over the estimated lease-up period of the property. Resident relationships intangible assets are amortized on a straight-line basis, based upon a review of the residents’ average length of stay. Extendicare generally amortizes the resident relationships asset over a 36-month period for assisted living facilities, and an 18-month period for nursing facilities. The amortization period is subject to evaluation upon each acquisition. Amortization of the resident relationships asset is included within amortization expense in the statement of earnings.
(K) IMPAIRMENT OF LONG-LIVED ASSETS
Extendicare periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. The amount of any impairment is determined as the excess of the asset’s net carrying value over its fair value, as determined by its estimated future cash flows discounted using a risk adjusted interest rate or current market value, as appropriate.
(L) SELF-INSURED LIABILITIES
Extendicare self-insures certain risks related to general and professional liability. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not reported and is based on estimates of loss based on assumptions made by management, including consideration of actuarial projections.
Extendicare invests funds to support the accrual for self-insured liabilities. These funds are investment grade, are carried at cost or amortized cost and are classified in other assets as investments held for self-insured liabilities.
Extendicare also self-insures certain risks related to auto liability, health benefits, employers’ liability and workers’ compensation and accruals for these self-insured risks are included in accounts payable and accrued liabilities.
(M) NON-MONETARY TRANSACTIONS
Extendicare elected early adoption effective July 1, 2005, of a new Handbook Section 3831 “Non-Monetary Transactions”, which the CICA issued in June 2005. The revised standards were effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006, and early adoption was
80       EXTENDICARE REAL ESTATE INVESTMENT TRUST

permitted as of the beginning of a fiscal or interim period on or after July 1, 2005. Under this new standard all non-monetary transactions are measured at fair value unless: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. A non-monetary transaction has commercial substance when an entity’s future cash flows are expected to change significantly as a result of the transaction.
(N) REVENUE
In the United States, nursing centre revenue results from the payment for services and products from various federal and state medical assistance programs as well as private-pay residents. Revenue is recorded in the period in which services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Differences between final settlements and amounts recorded in previous years are reported as adjustments to revenue in the period such settlements are determined.
Also in the United States, EHSI derives outpatient therapy revenue by providing rehabilitation therapy services to outside third parties at its clinics. This revenue source is primarily from Health Maintenance Organizations (HMOs) and commercial insurance, workers’ compensation, self-pay clients and partly from Medicare and Medicaid.
In Canada fees charged for its nursing centres and home care services are regulated by provincial authorities. Provincial programs fund a substantial portion of these fees. Revenue is recorded in the period in which services and products are provided.
Assisted living facility revenue is primarily derived from private-pay residents in the period in which the services are provided and at rates established by Extendicare based upon the services provided and market conditions in the area of operation.
(o) INCOME TAXES
Extendicare REIT is a Canadian unincorporated, open-ended real estate investment trust established under the laws of the Province of Ontario by the Deed of Trust.
Extendicare REIT’s corporate subsidiaries are subject to income taxes on their taxable income. Where applicable to subsidiaries of Extendicare REIT, income taxes are calculated using the asset and liability method of tax allocation, which is based on differences between financial reporting and tax bases of assets and liabilities. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date. Realization of future tax assets is dependent on the availability of taxable income of similar character.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      81

(P) EMPLOYEE FUTURE BENEFITS
The costs of the defined benefit pension plans are accrued as earned, based on actuarial valuations. Pension fund assets are valued at market values and the net actuarial gain or loss in excess of 10% of the greater of the benefit obligations and the market value of plan assets is amortized over the average remaining service periods of active employees. Employee future benefit obligations are measured using market interest rates for high quality debt instruments.
(Q) DERIVATIVE FINANCIAL INSTRUMENTS
Prior to the Reorganization, interest rate swaps were utilized to hedge fixed-rate debt and interest rate caps were utilized to limit exposure to increases in market interest rates. These derivatives were terminated in connection with the Reorganization. In order to meet its monthly distributions, the REIT has limited the amount of debt that may be subject to changes in interest rates, and other than the revolving lines of credit, all long-term debt is at fixed rates. The REIT utilizes foreign currency forward contracts to limit the exposure to converting U.S. cash flow into Canadian dollars. These forward contracts have not been designated as hedges for accounting purposes. The REIT does not enter into financial instruments for trading or speculative purposes.
In order for a derivative to qualify as a hedge, the hedge relationship must be designated and formally documented at its inception, detailing the particular risk management objective and the strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows. Hedge effectiveness is evaluated at the inception of the hedge relationship and on an ongoing basis. Hedge accounting is discontinued prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or because management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative is carried on the balance sheet at its fair value, and changes in fair value are reported in the statement of earnings as derivative financial instruments.
(R) STOCK-BASED COMPENSATION PLAN
Extendicare’s stock-based compensation plan, which is described in note 14, was terminated with the closing of the Reorganization and a new incentive plan has not yet been established for the REIT. Stock options issued to employees and directors under the former plan had an exercise price equal to the market value of the underlying shares at the date of grant. The Company adopted the fair value method of accounting prospectively, applied to awards granted under the plan beginning January 1, 2003. Under the former plan the compensation cost of the option award was measured at fair value at the date of grant using the Black-Scholes option pricing model. Compensation cost was amortized to the statement of earnings over the employee service period, that was the vest period of the award. Actual forfeitures were accounted for as they occurred. For awards granted under the plan prior to January 1, 2003, the Company applies the settlement method, whereby no compensation cost is recorded, and consideration paid by employees on the exercise of stock options is treated as share capital.
82      EXTENDICARE REAL ESTATE INVESTMENT TRUST

In May 2004 the Company amended its stock option plan to add the ability to grant tandem share appreciation rights with option grants. For awards under its stock option plan that include tandem share appreciation rights, the Company accrued compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeded the option price. Changes, either increases or decreases, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date resulted in a change in the measure of compensation for the award.
(S) EXCHANGEABLE UNITS
Exchangeable units are presented as part of unitholders’ equity of the REIT as their features make them economically equivalent to the REIT Units.
[2] Acquisitions
2006
In 2006 EHSI acquired the following nursing facilities for cash of $50,213,000 (US$44,167,000): an Ohio nursing facility it had been leasing (150 beds) on December 11, 2006; three nursing facilities (259 beds) in Kentucky on August 1, 2006; and two nursing facilities (417 beds) in Pennsylvania on March 1, 2006. EHSI has completed the valuation of assets acquired and finalized the purchase price allocation.
The following is a summary of the allocation of purchase price to acquired assets and liabilities finalized as at December 31, 2006.

	Ohio		Kentucky		Pennsylvania		Totals
(thousands of dollars)	US$		US$		US$		US$

Inventories, supplies and prepaid expenses			48	54	99	112	147	166
Property and equipment	7,263	8,337	10,264	11,605	22,685	25,759	40,212	45,701
Goodwill	1,772	2,034	182	206	2,221	2,522	4,175	4,762
Resident relationships			71	80	149	169	220	249

Total assets	9,035	10,371	10,565	11,945	25,154	28,562	44,754	50,878
Accounts payable			156	176	431	489	587	665

Purchase price	9,035	10,371	10,409	11,769	24,723	28,073	44,167	50,213

2005
On January 31, 2005, the shareholders of ALC approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of $179,450,000 (US$144,578,000). On January 31, 2005, ALC had a portfolio of 177 assisted living properties, which were comprised of 122 owned properties
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS       83

and 55 leased facilities representing 6,838 units located in 14 states. EHSI financed the acquisition by drawing US$60,000,000 on its revolver loan, using US$29,578,000 cash on hand, and using US$55,000,000 of cash from Extendicare. ALC had operating cash on hand of $8,095,000 (US$6,522,000) at the date of acquisition. The acquisition was accounted for as a purchase transaction. Included in the following table is the impact of the acquisition and the allocation of the purchase price on the Company’s financial statements at January 31, 2005. As part of the allocation of the purchase price, a value of $7,890,000 (US$6,357,000) was assigned to resident relationships and classified as intangible assets. EHSI completed in December 2005 the valuation of ALC’s net assets acquired.
In 2005 EHSI also acquired the following nursing facilities for cash of $19,172,000 (US$15,809,000). On December 1, 2005, EHSI acquired a 126-bed nursing home in Pennsylvania for cash of $8,856,000 (US$7,590,000) and on June 1, 2005, acquired a 127-bed nursing home in Kentucky for cash of $10,316,000 (US$8,219,000). The net assets acquired in these two transactions and the final allocation of the purchase price is also included in the following table.
The following is a summary of the allocation of purchase price to acquired assets and liabilities finalized as at December 31, 2005.

	ALC Acquisition		Nursing Homes Acquired		Total
(thousands of dollars)	US$		US$

Assets
Cash	6,522	8,095	—	—	8,095
Other current assets	12,024	14,925	28	32	14,957
Property and equipment	283,686	352,111	13,960	16,939	369,050
Goodwill	5,556	6,896	2,018	2,427	9,323
Other intangible assets (resident relationships)	6,357	7,890	95	115	8,005
Other long-term assets	1,459	1,811	—	—	1,811

Total assets	315,604	391,728	16,101	19,513	411,241

Liabilities
Current maturities of long-term debt	3,418	4,242	—	—	4,242
Unfavourable leases as lessor	3,715	4,611	—	—	4,611
Other current liabilities	18,318	22,737	292	341	23,078
Long-term debt	140,212	174,031	—	—	174,031
Future income taxes	608	755	—	—	755
Other long-term liabilities	4,755	5,902	—	—	5,902

Total liabilities	171,026	212,278	292	341	212,619

Purchase price	144,578	179,450	15,809	19,172	198,622

84       EXTENDICARE REAL ESTATE INVESTMENT TRUST

In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of 37 facilities leased to ALC by LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. The LTC leases were subject to aggregate minimum rent payments for the calendar years 2005 through 2008. EHSI accounted for the effect of scheduled rent increases on a straight-line basis over the lease term.
2004
On June 1, 2004, EHSI acquired four nursing homes (321 beds) located in Indiana for cash of $6,859,000 (US$5,031,000). On February 12, 2004, EHSI acquired for cash of $1,891,000 (US$1,423,000) a skilled nursing facility in Washington that it had operated previously under a lease arrangement.
[3] Reorganization
APPROVAL OF THE ARRANGEMENT
On November 10, 2006, Extendicare completed the Reorganization pursuant to the Arrangement, which was unanimously approved by the Board of Directors on May 31, 2006. Shareholders approved the Arrangement at a special meeting on October 16, 2006, by 97.44% of its holders of Subordinate Voting Shares and 99.96% of its holders of Multiple Voting Shares to distribute ALC to the Extendicare shareholders and convert the remaining business of Extendicare into a Canadian real estate investment trust. Shareholders also approved the adoption of a unitholder rights plan for Extendicare REIT. On October 24, 2006, Extendicare received the final order from the Ontario Superior Court of Justice to approve the Arrangement. In October 2006, ALC filed a final Form 10 with the United States Securities and Exchange Commission (SEC) and was approved to trade as a public company, listed on the New York Stock Exchange. After having satisfied all conditions of the Arrangement, the Board of Directors determined that the effective date of the Arrangement would be November 1, 2006.
On October 31, 2006, the Canadian federal government announced that it would impose a distribution tax on distributions from publicly traded income trusts and limited partnerships. For income trusts that began trading after October 31, 2006, the measures were to apply beginning with their 2007 taxation year. For existing income trusts and limited partnerships the government proposed a four-year transition period. These income trusts would not be subject to the new measures until their 2011 taxation year. Extendicare temporarily delayed proceeding with the Reorganization in order to study its alternatives and at a meeting on November 7, 2006, the Board of Directors approved proceeding with the Reorganization on November 10, 2006.
PRE-ARRANGEMENT TRANSACTIONS
EHSI DEBT REFINANCING
In the fourth quarter, prior to the completion of the Arrangement, EHSI extinguished its 2010 Notes of US$150,000,000, its 2014 Notes of US$125,000,000 and its term loan and revolving credit facility of US$164,925,000. The prepayment was extinguished through the issuance on October 16, 2006 of US$500,000,000 collateral mortgaged backed securities (the “CMBS Financing”) and a new revolving credit facility (the “Credit Facility”) (note 11).
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS       85

PREFERRED SHARE REDEMPTION
Pursuant to the share provisions, Extendicare issued a notice to redeem all of its issued and outstanding preferred shares effective October 13, 2006 for proceeds of $25.00 per share plus accrued and unpaid dividends (note 14).
TRANSFER OF 29 ASSISTED LIVING PROPERTIES
In the third quarter and prior to the implementation of the Arrangement, EHSI transferred as a capital contribution to ALC, 29 assisted living properties for a book value of $84,718,000 (US$75,797,000) and an allocation of goodwill of $11,267,000 (US$9,983,000). This transfer was measured based on fair market value for tax purposes and resulted in a U.S. state tax liability.
OTHER CONTRIBUTIONS TO ALC’S CAPITAL BY EHSI
EHSI made other total contributions to ALC’s capital of $77,636,000 (US$68,912,000), including cash contributions of $47,251,000 (US$41,992,000). Cash contributions were made: to establish a Bermuda-based wholly owned captive insurance subsidiary, Pearson Indemnity Company, Ltd. to provide general and professional liability insurance to ALC subsequent to the Reorganization; to fund ALC’s purchase of a new head office administration building in Menomonee Falls, Wisconsin to replace its leased office space; to fund transaction costs of ALC pertaining to the Reorganization; to restore advances to a position before ALC started transferring cash from its operations to EHSI; and to fund certain operating expenses and other costs of ALC.
The non-cash contributions to capital of $30,385,000 (US$26,920,000) by EHSI were: an interest bearing advance receivable from ALC at October 31, 2006 of $24,849,000 (US$22,018,000); security investments at market value of $5,037,000 (US$4,463,000) (representing 50,000 common shares of Omnicare, Inc. (Omnicare), 12,100 common shares of BAM Investments Corp. (BAM) and 500,622 common shares of MedX Health Corp. (MedX)); and the transfer of other net asset balances of $499,000 (US$439,000).
TRANSFER OF ALC SHARES BY EHSI TO EXTENDICARE
On November 10, 2006, there was a transfer of ALC’s common shares to Extendicare at fair market value for U.S. tax purposes. The fair market value of ALC’s shares was determined based upon the average trading price on the initial day of trading for ALC’s Class A shares after the separation. Based upon the fair market value price of US$8.00 per share, the shares were transferred at a value of $635,046,000 (US$561,640,000) and consideration was an interest-bearing note receivable (the “ALC Note Receivable”) due from Extendicare to EHSI. The transfer of ALC shares and the transfer of the 29 assisted living properties to ALC resulted in taxable gains and current taxes payable of approximately $115,923,000 (US$102,523,000), which has been charged to retained earnings as part of the distribution of ALC.
86       EXTENDICARE REAL ESTATE INVESTMENT TRUST

ARRANGEMENT TRANSACTIONS
DISTRIBUTION OF ALC SHARES TO EXTENDICARE’S SHAREHOLDERS
Subsequent to the transfer of ALC shares to Extendicare by EHSI, the shares were distributed to the shareholders of Extendicare on November 10, 2006. The distribution was reflected as a charge to retained earnings of $476,490,000. The table below details the underlying net assets of ALC distributed, including tax of $122,930,000 on the transfer of ALC shares to Extendicare and withholding tax on the dividend paid to Extendicare. The net assets also are after eliminating an intercompany gain of $2,430,000 (US$2,149,000) on the transfer of BAM and MedX securities to EHSI prior to the transfer of ALC shares to Extendicare.

(thousands of dollars)	US$

Assets
Cash and short-term investments	35,984	40,687
Other current assets	24,674	27,899

Current assets	60,658	68,586
Property and equipment	369,495	417,788
Goodwill and other intangible assets	18,129	20,498
Other assets	2,943	3,328
Tax on the transfer of ALC shares	108,600	122,930

	559,825	633,130

Liabilities and Shareholders’ Equity
Current maturities of long-term debt	2,699	3,052
Other current liabilities	32,772	37,056

Current liabilities	35,471	40,108
Long-term debt	88,371	99,921
Other long-term liabilities	9,672	10,936
Future income tax liabilities	5,019	5,675

Total liabilities	138,533	156,640

Distribution to shareholders	421,292	476,490

SETTLEMENT OF ALC NOTE RECEIVABLE
The intercompany ALC Note Receivable of US$561,640,000 was substantially settled through: a dividend and return of capital distribution from Extendicare REIT’s U.S. subsidiaries to their Canadian parent; the offsetting of existing intercompany loans; and by a cash payment.
Withholding tax of $23,639,000 (US$20,500,000) on the payment of the dividend by the U.S. subsidiary to Extendicare was paid by Extendicare Holdings, Inc. (EHI) in December 2006. Extendicare had accrued a portion of this withholding tax of $16,778,000 (US$14,423,000) to the end of September 30, 2006 as part of its tax provision related to the undistributed earnings of EHSI. The gain on the sale of ALC by EHSI increased the accumulated earnings and profit amount in the U.S. subsidiary and therefore $7,007,000 (US$6,077,000) of withholding tax was charged to retained earnings as part of the distribution of ALC.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS       87

[4] Loss (Gain) from Restructuring Charges, Asset Disposals and Other Items
The following summarizes the components of the loss (gain) from restructuring charges, asset disposals and other items.

(thousands of dollars)	2006	2005	2004

Loss (gain) from dispositions
Completion of U.S. divestiture	—	—	(6,616)
Sale of U.S. nursing and assisted living facilities	—	—	753
Sale of Canadian nursing and retirement facilities	—	—	(13,504)

	—	—	(19,367)

Restructuring charges
Transaction costs of reorganization	20,843	—	—
Retirement of debt
Tender and call premiums	18,679	—	7,805
Write-off of deferred financing costs	10,252	337	3,830
Bond discount written off and foreign exchange	3,125	—	(771)
Legal expenses	916	—	390
Foreign exchange on reduction of net U.S. investment	40,253	—	—

	94,068	337	11,254

Other
Loss (gain) on investment in Omnicare	398	(13,899)	5,046
Loss related to abandoned assisted living project	761	—	—
Gain on sale of non-core assets	(668)	(1,550)	(222)
Provision for impairment of U.S. long-lived assets	50	510	2,125
Loss on repayment of notes due from Tandem	—	—	1,720
Provision for severance	825	—	—

	1,366	(14,939)	8,669

	95,434	(14,602)	556

For continuing operations and discontinued operations, the following reconciles the net proceeds from dispositions to the amounts reported in the cash flow statements.

(thousands of dollars)	2006	2005	2004

Reconciliation of net proceeds from dispositions
Continuing operations	—	—	43,675
Notes receivable	—	—	(1,179)
Discontinued operations (note 5)	2,851	12,522	—

	2,851	12,522	42,496

88       EXTENDICARE REAL ESTATE INVESTMENT TRUST

2006
For the year ended December 31, 2006, pre-tax restructuring charges of $94,068,000 were incurred related to the Reorganization. The restructuring charges included transactions costs, costs of extinguishing EHSI’s long-term debt, and a foreign exchange loss on the return of part of Extendicare’s net U.S. investment. Additional costs of collapsing interest rate swap, cap and lock agreements associated with the extinguishment of EHSI’s debt are included in the statement of earnings in loss on derivative financial instruments (note 12).
Transaction costs of $20,843,000 consisted of professional fees for advisory, legal and audit services of $11,650,000, employment termination costs and success bonuses of $8,282,000 and recognition of stock-based compensation expense of $911,000 as a result of accelerated vesting of options (note 14).
Costs of approximately $32,972,000 (US$29,215,000) associated with EHSI’s repayment of all amounts owing by it under its 2010 Notes, its 2014 Notes and its existing term loan and credit facility, were incurred in the fourth quarter. These costs consisted of: a premium and consent fee of $18,679,000 (US$16,550,000); the write-off of unamortized deferred finance costs of $10,252,000 (US$9,084,000); the write-off of unamortized bond discount of $3,125,000 (US$2,769,000); and estimated transaction fees of $916,000 (US$812,000).
In connection with the Arrangement, dividend and return of capital distributions by Extendicare’s U.S. subsidiaries were completed to largely settle the ALC Note Receivable for US$561,640,000 in addition to a return of capital from another foreign subsidiary of US$7,395,000. These distributions resulted in a realized loss on foreign exchange of $40,253,000. The realized foreign exchange loss represented the proportionate share of deferred gains and losses that were accumulated in the cumulative translation adjustment account pertaining to Extendicare’s net investment in foreign subsidiaries.
In addition, in 2006 the following transactions occurred:
•	EHSI sold in the first quarter 50,000 of the 100,000 shares of Omnicare it held, for proceeds of $3,468,000 (US$3,054,000), which resulted in a pre-tax gain of $313,000 (US$276,000). This gain was more than offset by a charge of $711,000 (US$636,000) to reflect the amount the market value was below the cost of the remaining 50,000 Omnicare shares;
•	EHSI recorded in the third quarter a loss of $761,000 (US$683,000) relating to the abandonment of a proposed assisted living project in Bainbridge, Washington;
•	the Company sold in the second and fourth quarters, other non-core assets for $806,000, which resulted in a combined pre-tax gain of $668,000;
•	EHSI recorded in the third quarter an impairment charge for long-lived assets of $50,000 (US$45,000) relating to a nursing facility in Indiana; and
•	the Company recorded in the second quarter a provision for severance of $825,000.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS             89

2005
On September 16th, EHSI received 164,000 common shares of Omnicare plus cash of US$47,000 for fractional shares resulting from a warrant agreement received as part of the sale of its pharmacy business in 1998. EHSI executed with Omnicare an amendment to this warrant agreement to permit largely a cashless exercise using the difference between the average 10-day trading price of Omnicare’s common stock and the US$48.00 exercise price of the warrant for 1,500,000 shares. The amendment also lifted restrictions of the warrant on the subsequent sale of shares by EHSI. In the third quarter of 2004, EHSI had written off the full carrying value of the warrant of $5,046,000 (US$4,000,000) because it was believed at that time that the decline in Omnicare’s share price made it unlikely that the trading price of the shares would exceed the exercise price of the warrant by its September 16, 2005, expiration date.
The non-monetary exchange in September was accounted for at the fair value of the shares received and resulted in a pre-tax gain of $10,784,000 (US$9,158,000). Separately, 50,000 of 125,000 common shares of Omnicare that Extendicare held were also sold in September for proceeds of $3,128,000 (US$2,656,000), resulting in a pre-tax gain of $914,000. Subsequently, in the fourth quarter Extendicare sold its remaining 75,000 shares for proceeds of $5,044,000 (US$4,268,000), resulting in a pre-tax gain of $1,724,000 and EHSI sold 64,000 shares for proceeds of $4,664,000 (US$3,961,000) and recognized an incremental gain to that recognized on the non-monetary exchange of $477,000 (US$405,000). For these transactions, the total cash proceeds received were $12,836,000 and the combined pre-tax gain was $13,899,000, including the non-cash gain on the value of EHSI’s 100,000 unsold shares.
In 2005 the Company had pre-tax gains of $1,550,000 from the following sales of non-core assets: Extendicare sold a miscellaneous asset for proceeds of $220,000 resulting in a pre-tax gain of $220,000 in the third quarter; EHSI sold common shares of MetLife, Inc. for $1,211,000 (US$977,000) for a pre-tax gain of $781,000 (US$630,000) in the second quarter; and EHSI sold a former nursing home property in Maryland that was closed in 1998 for $2,301,000 (US$1,878,000) for a pre-tax gain of $549,000 (US$448,000) in the first quarter. The combined proceeds were $3,732,000 for these transactions.
In the third quarter of 2005, due to the poor financial performance of the facilities EHSI decided to close three nursing facilities located in Minneapolis/St. Paul and pursue the disposition of the properties. The properties were classified as discontinued operations. EHSI continues to operate one of the facilities and therefore its operating results and the impairment charge of $510,000 (US$433,000) have been reclassified back to continuing operations for all reporting periods.
In the first quarter EHSI also prepaid in full $11,654,000 (US$9,500,000) of Industrial Development Revenue Bonds and prepaid a mortgage of $6,521,000 (US$5,317,000) that resulted in the pre-tax write-off of $337,000 (US$275,000) of deferred financing costs.
90       EXTENDICARE REAL ESTATE INVESTMENT TRUST

2004
In June EHSI concluded with Greystone Tribeca Acquisition, L.L.C. (Greystone) the divestiture agreement, which involved the disposal of 11 nursing centres and four assisted living centres located in Florida. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. EHSI received $13,577,000 (US$10,000,000) as final payment of the contingent consideration resulting in a pre-tax gain on asset disposals of $6,616,000 (US$4,873,000). Also, EHSI had received in April $3,666,000 (US$2,700,000) of accrued interest on contingent notes, which was reported as interest income.
In August EHSI disposed of its Arkansas operations, which consisted of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus. Gross sale proceeds were $7,972,000 (US$6,078,000) and consisted of cash and a $1,179,000 (US$900,000) 5-year note, resulting in a pre-tax loss of $753,000 (US$574,000). Net proceeds, after disposition costs, were $7,542,000.
In September ECI sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5,500,000, which resulted in a pre-tax gain of $847,000. Of the proceeds, $4,702,000 was used to retire a mortgage of $3,166,000 related to the home and to pay $1,536,000 for other costs of disposition. In February the Company sold two Ontario homes (275 beds) for gross proceeds of $19,570,000 resulting in a pre-tax gain of $12,657,000. A portion of the proceeds was used to retire a mortgage of $6,611,000 associated with the homes. The total net proceeds and pre-tax gain for both of these transactions after disposition costs were $22,556,000 and $13,504,000, respectively.
In the second quarter, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), the Company booked the following amounts: the consolidated net premiums paid for the early redemption of the 2007 Notes of $7,805,000 (US$5,766,000); legal fees of $390,000 (US$285,000); the write-off of deferred financing charges of $3,167,000 (US$2,359,000); and a gain from unamortized bond discount and foreign exchange of $771,000.
In June EHSI accepted a cash pre-payment of $21,941,000 (US$16,150,000) for $23,096,000 (US$17,000,000) of notes receivable due 2007 from Tandem Health Care, Inc. (Tandem) from divestitures in 2002 and 1999. After payment of associated selling expenses of $565,000 (US$416,000), EHSI recorded a pre-tax loss of $1,720,000 (US$1,266,000).
In March EHSI made a formal decision to consolidate two Indiana nursing facilities into one renovated facility, which resulted in a reduction of 46 beds. EHSI recorded a pre-tax loss on impairment of this long-lived asset of $2,125,000 (US$1,612,000).
In the first and third quarters of 2004, EHSI prepaid in full $16,900,000 (US$13,000,000) and $12,400,000 (US$9,500,000), respectively, of Industrial Development Revenue Bonds that resulted in the pre-tax write-off of $663,000 of deferred financing costs. In Canada ECI sold non-core assets for a pre-tax gain of $222,000 in the second quarter.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS       91

[5] Discontinued Operations
ALC and certain other facilities were identified as discontinued operations and reported as such with the comparative figures for 2005 and 2004 revised. The following is a summary of the results of operations of all of these discontinued operations for the periods they operated in 2006, 2005 and 2004.

(thousands of dollars except per unit/share amounts)	2006	2005	2004

Revenue
Nursing	6,819	21,559	37,678
Assisted living	221,592	244,878	39,515
Other	1,768	3,746	4,265

	230,179	270,183	81,458
Operating and administrative costs	170,532	202,942	72,619

Earnings before undernoted	59,647	67,241	8,839
Lease costs	14,276	16,062	584
Depreciation, amortization and accretion expense	16,742	19,542	7,279
Interest, net	5,279	8,731	(183)

Earnings before the undernoted	23,350	22,906	1,159

Loss (gain) from restructuring charges, asset impairment, disposals and other items
Transaction costs of reorganization	4,718	—	—
Impairment charges on assets held for sale	7,572	14,516	8,345
Recoveries on sale of facilities	(1,478)	(4,969)	—

	10,812	9,547	8,345

Earnings (loss) from discontinued operations before income taxes	12,538	13,359	(7,186)
Income taxes	5,740	4,603	(1,225)

Earnings (loss) from discontinued operations	6,798	8,756	(5,961)

Earnings (Loss) per Unit/Subordinate Voting Share
Basic	0.10	0.13	(0.09)
Diluted	0.10	0.12	(0.09)
Earnings (Loss) per Multiple Voting Share
Basic		0.13	(0.09)
Diluted		0.12	(0.09)

The REIT has two geographic segments for reporting purposes, and the discontinued operations were part of its United States segment. The REIT has adjusted its disclosure of segmented reporting to reflect these discontinued operations. As at December 31, 2006, EHSI had assets held for sale of $9,439,000 (US$8,099,000), net of accumulated depreciation of $18,970,000 (US$16,277,000), included in other assets, which consists primarily of the Texas properties (note 8).
92       EXTENDICARE REAL ESTATE INVESTMENT TRUST

2006
ALC OPERATIONS
ALC as an operator of assisted living facilities was acquired on January 31, 2005, and 29 assisted living properties were transferred to ALC from EHSI in 2006. With ALC being distributed to the Extendicare shareholders on November 10, 2006 as part of the Arrangement, the results of ALC and the 29 properties have been reported as discontinued operations in 2006 and comparative periods were revised. ALC’s portion of the transaction costs related to the Arrangement of $4,718,000 (US$4,206,000) were reported as restructuring charges and were mainly professional fees for advisory, legal and audit services.
In addition, in 2006 EHSI recorded provisions for impairment charges of $7,572,000 (US$6,714,000) for the following discontinued operations and recorded recoveries from the sale of properties of $1,478,000 (US$1,277,000).
OHIO ASSISTED LIVING PROPERTY
In the third quarter EHSI recorded an impairment charge for long-lived assets of $3,439,000 (US$3,081,000) relating to an ALC assisted living facility in Ohio. The estimated undiscounted future cash flows were determined not to be sufficient to recover the carrying amounts of this facility and the charge was measured by comparing the fair value of the asset less estimated costs to sell to its carrying amount.
WISCONSIN NURSING PROPERTIES
In the second quarter, due to poor financial performance and future capital needs of a Wisconsin nursing facility (63 beds), EHSI decided to dispose of the facility, or close and actively pursue the disposition of this property. As a result, EHSI reclassified the financial results of this facility to discontinued operations and recorded impairment charges in the second and third quarters totalling $1,365,000 (US$1,224,000) based upon its valuation of the property, which reduced the property value to nil.
In the first quarter, EHSI incurred a general liability punitive settlement of $1,588,000 (US$1,375,000) for the Lakeside facility that was sold in December 2005 as described below. This settlement pertained to the period that EHSI operated the facility and the charge was classified as an operating cost in discontinued operations.
TEXAS AND WASHINGTON ASSISTED LIVING PROPERTIES
In the first quarter, due to poor financial performance and future capital needs, EHSI made a decision to close an assisted living facility (60 units) located in San Antonio, Texas, and to actively pursue the disposition of the property. As a result, EHSI reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $2,003,000 (US$1,731,000) to reduce the property value to $2,037,000 (US$1,744,000).
In addition, during the first quarter, the lease term for an assisted living facility located in Edmonds, Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, in order to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until September 2006, when it concluded this relationship.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS       93

As a result, the financial results of this facility have been reclassified to discontinued operations. Final wind-up costs of $182,000. (US$157,000) were incurred in the fourth quarter.
MINNESOTA NURSING PROPERTIES
Of the three Minnesota nursing properties included in discontinued operations in 2005, one of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1,397,000 (US$1,204,000), which resulted in a pre-tax recovery of $1,084,000 (US$934,000). In April 2006 an additional property was sold for $547,000 (US$481,000), which resulted in a pre-tax recovery of $240,000 (US$211,000). EHSI continues to operate one of the facilities and therefore its operating results have been reclassified back to continuing operations for all reporting periods.
OREGON AND KENTUCKY PROPERTIES
In the third quarter EHSI incurred impairment charges of $414,000 (US$371,000) for one assisted living facility in Oregon and a nursing facility in Kentucky. In the fourth quarter EHSI recorded an impairment charge for a nursing facility in Oregon of $169,000 (US$150,000) and sold the facility in the same quarter for a recovery of $154,000 (US$132,000).
2005 AND 2004
In 2005 EHSI recorded provisions for impairment charges of $14,516,000 (US$12,086,000) for the following discontinued operations and recorded recoveries from the sale of properties of $4,969,000 (US$4,204,000).
SALE OF FLORIDA LEASED PROPERTIES
On August 31, 2005, EHSI concluded the sale of six leased nursing facilities in Florida for net proceeds of $11,175,000 (US$9,413,000), resulting in a pre-tax recovery of $3,987,000 (US$3,358,000). The facilities were purchased by Senior Health Properties - South, Inc., which exercised its purchase option according to its lease agreement of December 2000. As part of this transaction EHSI collected in full, advances of approximately $3,700,000 (US$3,200,000).
LAKESIDE NURSING FACILITY OF WISCONSIN
In December 2005 EHSI sold for net proceeds of $1,347,000 (US$1,160,000) the Lakeside nursing facility, located in Chippewa Falls, Wisconsin, formerly leased to and operated by Lakeside Health, a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine). The sale resulted in a pre-tax recovery of $982,000 (US$846,000), which partly offset operating losses and an impairment charge previously recognized in the 2005 second quarter.
In 2004, as a result of facility citations for survey deficiencies in the Lakeside nursing home, EHSI had agreed with the State of Wisconsin to transfer the operations under a three-year lease arrangement, effective August 1, 2004, to Lakeside Health. In the third quarter of 2005, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, to relocate all residents and to close the nursing facility. In addition, EHSI initiated actions to sell the property. As a result of EHSI’s requirement to fund the operating losses of Lakeside Health, EHSI reported a net loss from operations, after the transfer of the operations to Lakeside Health, of $2,200,000 (US$1,800,000) for the five-month period ended
94       EXTENDICARE REAL ESTATE INVESTMENT TRUST

December 31, 2004, and $7,273,000 (US$6,003,000) for the year ended December 2005. In the second quarter of 2005, EHSI recorded an asset impairment charge of $7,069,000 (US$5,700,000) to reduce the carrying value of the Lakeside property to its fair value of $500,000 (US$400,000).
In fourth quarter of 2004, EHSI had previously recorded an impairment charge of $8,345,000 (US$6,825,000) for Lakeside.
TEXAS NURSING PROPERTIES
In the fourth quarter of 2005, EHSI recorded a pre-tax charge to earnings of $5,225,000 (US$4,500,000) as a provision against advances made to Senior Health Properties — Texas, Inc. (Senior Health — Texas). EHSI made these advances in 2001 as part of the transfer of all of its Texas nursing home operations to Senior Health — Texas. During 2005 Senior Health — Texas had experienced reduced cash flow from operations due to the limited Medicaid rate increases.
OREGON ASSISTED LIVING PROPERTIES
In December 2005, EHSI made the decision to close and convert one assisted living facility into a nursing facility, which would then enable the transfer of residents from EHSI’s nearby nursing facility. Subsequent to the transfer of nursing facility residents, the existing facility was expected to be sold. EHSI recorded an impairment provision against long-lived assets of $305,000 (US$258,000) to reduce the carrying value of the current nursing facility to the fair market value less estimated costs of disposition.
MINNESOTA NURSING PROPERTIES
In the third quarter of 2005, due to the poor financial performance of the facilities, EHSI made the decision, with the State of Minnesota’s approval to close three nursing facilities (343 beds) located in Minneapolis/ St. Paul and actively pursue the disposition of the properties on the market. As a result, in the third quarter EHSI recorded an impairment charge against the long-lived assets of $1,917,000 (US$1,628,000) based upon the fair value of the properties. The operating results of one of the properties, which had an impairment charge of $510,000 (US$433,000), were classified back to continuing operations in 2006.
[6] Property and Equipment

(thousands of dollars)	2006			2005
		Accumulated			Accumulated
		Depreciation			Depreciation
		and	Net Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land and land improvements	60,107	4,343	55,764	89,594	4,062	85,532
Buildings	931,802	350,618	581,184	1,294,474	361,716	932,758
Furniture and equipment	116,491	48,602	67,889	134,157	58,450	75,707
Leasehold improvements	12,696	3,996	8,700	17,359	7,208	10,151
Construction in progress	15,737	—	15,737	6,960	—	6,960

	1,136,833	407,559	729,274	1,542,544	431,436	1,111,108

2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS       95

As part of the Arrangement, ALC was distributed to the Extendicare shareholders on November 10, 2006, and ALC’s net property and equipment of $417,788,000 (US$369,495,000) was included as part of this spin-off and therefore was removed from Extendicare REIT’s balance sheet at that time as outlined in note 3.
The cost of assets included in property and equipment under capital leases was $82,646,000 (2005 — $98,166,000) with accumulated depreciation of $8,697,000 (2005 — $7,184,000) note 11.
Interest is capitalized in connection with the construction of facilities and is amortized over their estimated useful life. Interest capitalized in 2006, 2005 and 2004 was $322,000, $687,000 and $582,000, respectively.
[7] Goodwill and Other Intangible Assets

(thousands of dollars)	2006	2005

Goodwill
Balance at beginning of year	93,313	87,364
Additions	4,762	9,323
Distribution of ALC	(17,569)	—
Disposals	—	(27)
Foreign exchange	(243)	(3,347)

Balance at end of year	80,263	93,313

	Leasehold	Resident		Leasehold	Resident
	Rights	Relationships		Rights	Relationships

Other intangible assets
Gross carrying value at beginning of year	11,649	7,503	19,152	12,039	—	12,039
Additions	—	249	249	—	8,005	8,005
Distribution of ALC	—	(7,188)	(7,188)	—	—	—
Foreign exchange	24	(197)	(173)	(390)	(502)	(892)

Gross carrying value at end of year	11,673	367	12,040	11,649	7,503	19,152

Accumulated amortization at beginning of year	(10,727)	(2,287)	(13,014)	(9,720)	—	(9,720)
Amortization	(654)	(2,271)	(2,925)	(1,377)	(2,383)	(3,760)
Distribution of ALC	—	4,259	4,259	—	—	—
Foreign exchange	(39)	64	25	370	96	466

Accumulated amortization at end of year	(11,420)	(235)	(11,655)	(10,727)	(2,287)	(13,014)

Net carrying value	253	132	385	922	5,216	6,138

			80,648			99,451

96     EXTENDICARE REAL ESTATE INVESTMENT TRUST

[8] Other Assets

(thousands of dollars)	2006	2005

Investments held for self-insured liabilities	54,705	49,031
Notes, mortgages and amounts receivable	57,122	70,135
Other long-term receivables, less allowance of nil (2005 — nil)	7,180	6,531
Deferred charges	21,003	15,898
Assets held for sale	9,439	1,548
Other investments	—	184

	149,449	143,327

INVESTMENTS HELD FOR SELF-INSURED LIABILITIES
These investments are subject to insurance regulatory requirements. The investment portfolio is comprised of U.S. dollar-denominated cash, money market funds and investment-grade corporate and government securities. Certain of these investments in the amount of $9,087,000 (US$7,797,000) have been pledged as collateral for letters of credit issued by the banker of the REIT’s captive insurance company in favour of ceding companies.

(thousands of dollars)	2006	2005

Fixed income securities, with maturities due
In one year or less	1,294	4,422
After 1 year through 5 years	9,724	7,240
After 5 years through 10 years	7,519	7,302

	18,537	18,964
Cash and money market funds	31,294	25,243
Equities	4,874	4,824

	54,705	49,031

NOTES, MORTGAGES AND AMOUNTS RECEIVABLE
Included in notes, mortgages and amounts receivable are $49,486,000 (2005 — $56,558,000) of notes receivable and discounted amounts receivable due from government agencies. Amounts receivable of $49,486,000 (2005 — $51,532,000) represent amounts funded by the Ontario government for a portion of nursing home construction costs over a 20-year period. As each facility was opened, a receivable from the government was recorded based on applying a discount rate equivalent to the yield on a 20-year Ontario government bond. The amounts were discounted at rates ranging from 5.3% to 6.5% and were also treated as a reduction of property and equipment related to the facility. Other government notes receivable included in 2005 of $5,026,000 were fully prepaid during 2006.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     97

OTHER LONG-TERM RECEIVABLES
For Medicare revenue earned prior to the implementation of the Prospective Payment System (PPS), and Medicaid programs with a retrospective reimbursement system, differences between revenue that EHSI ultimately expects to realize from these programs and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that EHSI ultimately expects to realize.
Accounts receivable from both Medicare and Medicaid state programs at December 31, 2006, totalled $19,580,000 (2005 — $13,969,000), net of an allowance of nil (2005 — nil). The amounts expected to be substantially collected within one year are reported as current accounts receivable, and the remaining amounts totalling $7,180,000 (2005 — $6,531,000) are reported in other assets.
In the third quarter of 2005, EHSI recorded a contractual allowance against revenue of $2,666,000 (US$2,200,000), pertaining to Part A co-insurance receivables based upon the conclusion of audits covering the cost report years up to 2003.
Although there remain certain issues to be resolved with fiscal intermediaries, the significant settlement receivable issues in respect of revenue earned prior to the implementation of PPS were resolved in 2004. EHSI’s remaining Medicare settlement receivables primarily relate to reimbursable Part A co-insurance receivables, which totalled $14,218,000 (US$12,200,000) and $10,583,000 (US$9,100,000) at December 31, 2006 and December 31, 2005, respectively.
ASSETS HELD FOR SALE
EHSI owns four nursing facilities and one closed assisted living facility in Texas, one closed nursing facility in Kentucky, one nursing facility in Wisconsin and one assisted living facility and one closed nursing facility in Oregon. These properties, as well as the furniture and leasehold improvements of 12 leased facilities in Texas are classified as held for sale and are reflected at the lower of their carrying value or estimated fair market value less disposal costs. Any associated operations for these facilities are included in discontinued operations.
The Wisconsin facility was closed in January 2007 and is in the process of being sold to a non-profit organization for a nominal value. Additionally, in January 2007 EHSI sold the closed assisted living property in Texas for cash of $2,214,000 (US$1,883,000), net of selling costs that resulted in a pre-tax recovery of US$128,000.
98     EXTENDICARE REAL ESTATE INVESTMENT TRUST

[9] Equity Accounted Investments
CROWN LIFE INSURANCE COMPANY
Extendicare holds a 34.8% (1,113,690 shares) common equity interest in Crown Life, with a carrying value of $79,391,000 at December 31, 2006. Extendicare’s share of Crown Life’s earnings for the years ended December 31, 2006 and 2005 was $5,469,000 and $5,288,000, respectively. Extendicare received no dividends from Crown Life in 2006 or 2005 and in 2004 received total dividends of $82,413,000.
In 1998 an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders, HARO Financial Company and Extendicare, also provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the “second closing”). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s shareholders if the liabilities are settled for less than the holdback amount. It is now expected, based on negotiations to date, that instead of a holdback from the proceeds on sale, the shareholders will each provide a letter of credit to support their indemnity with respect to the maximum exposure with such letter of credit to be reduced as the cost of settling such contingent liabilities is paid by the shareholders or the liabilities are otherwise resolved. It is anticipated that the second closing will be finalized in the first half of 2007. However, in view of the process described above, there can be no assurance as to the timing of the finalization of the transaction.
Crown Life has voided certain reinsurance contracts and continues to investigate the validity of the claims arising from other reinsurance contracts. It is not possible to estimate the ultimate costs, if any, that may result.
Crown Life is a defendant in a number of lawsuits. It is not possible to predict the outcome of outstanding litigation, or to estimate any costs that might arise.
SALUMATICS INC.
Extendicare REIT’s share of Salumatics Inc.’s (Salumatics) loss for each of the years ended December 31, 2006 and 2005 was $249,000 and $1,360,000, respectively. Extendicare’s carrying value of its investment in Salumatics, a provider of electronic health information and record management services, was reduced to nil from $2,623,000 at December 31, 2004, as a result of losses of Salumatics and a provision against the remaining carrying value.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     99

[10] Self-insured Liabilities and Measurement Uncertainty
The accrual for self-insured liabilities is based on management’s best estimate of the ultimate cost to settle claims. Management regularly evaluates the appropriateness of the carrying value of this liability. General and professional liability claims are the most volatile and significant of the risks for which Extendicare self-insures.
Management’s estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predictions concerning future events and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction in which Extendicare operates; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and uncertainty regarding the outcome of litigation.
Extendicare and the long-term care industry as a whole experienced adverse development of claims earlier in the decade and as a result Extendicare’s retained risk increased significantly. Shortly thereafter, Extendicare exited the two highly litigious states of Florida and Texas thereby limiting its future exposure to general liability claims. However, changes in Extendicare’s level of retained risk, and other significant assumptions that underlie management’s estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities, as well as on Extendicare’s operating results and liquidity.
Payments made for resident care liability claims have been in excess of the current accrual levels because Extendicare is still settling claims related to its ceased operations, for which provisions were previously recorded. Payments made for resident care liability have been tapering off, reflecting the wind-down of claims associated with the Florida and Texas disposed operations. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. General and professional liability claim payments for any one-policy year occur over a period of several years. However, management estimates and allocates a current portion of the professional liability claim payments on the balance sheet.
Extendicare invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
100     EXTENDICARE REAL ESTATE INVESTMENT TRUST

[11] Long-term Debt

(thousands of dollars)		2006		2005

	US$		US$

EHSI (payable in US$)
Collateral Mortgage Backed Securities at 6.6525%, due 2011	500,000	582,700
Senior Subordinated Notes at 6.875%, due 2014			122,255	142,183
Senior Notes at 9.50%, due 2010			149,756	174,166
Term Loan at variable rates, due 2010			85,570	99,518
Mortgages and Industrial Development Revenue Bonds 7.25% to 13.61%, due 2007	2,971	3,462	3,923	4,562
Notes payable, 0% to 8%, maturing through to 2009	4,019	4,684	648	754

	506,990	590,846	362,152	421,183

ALC (payable in US$)
Red Mortgage Capital Note at 6.24%, due 2014			36,533	42,487
DMG Mortgage notes payable, 7.58% to 8.65%, due 2008			27,263	31,707
Oregon Trust Deed Notes, 0.25% to 10.90%, maturing 2020 through to 2026			9,483	11,029
HUD Insured Mortgages, 7.40% to 7.55%, due 2036			7,673	8,924
Capital lease obligations, 2.84% to 13.54%, maturing through to 2009			12,222	14,214

			93,174	108,361

Extendicare and Canadian Subsidiaries (payable in C$)
Mortgages, 4.63% to 9.81%, maturing through to 2016		129,057		133,123
Obligations under capital leases, 7.28% to 8%, maturing through to 2028		131,277		133,727

		260,334		266,850

		851,180		796,394
Less due within one year and included in current liabilities		13,423		21,151

		837,757		775,243

2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     101

EHSI DEBT
NEW COLLATERAL MORTGAGE BACKED SECURITIES FINANCING
On October 16, 2006, EHSI completed the US$500,000,000 CMBS Financing and entered into the new US$120,000,000 Credit Facility.
The CMBS Financing has a 5-year term, with a fixed interest rate of 6.6525%, with monthly interest only payments for the first three years, and thereafter monthly principal and interest payments, based upon a 25-year amortization. The loan is collateralized by a first mortgage on 86 of EHSI’s skilled nursing facilities. The loan requires that EHSI maintain: (1) a consolidated leverage ratio (exclusive of any notes owing to Extendicare REIT and its subsidiaries), of less than 5.5 to 1.0; (2) a consolidated fixed charge ratio of at least 1.5 to 1.0; and (3) tangible net worth, determined from discounting capitalized actual cash flows for the previous 12 months, of US$150,000,000. EHSI is required to monthly fund a capital replacement reserve, plus amounts to cover any significant renovations; with such funds being repaid upon evidence of the work being completed. If an event of default occurs, the lenders may appoint an interim manager and charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the collateral backed loans. As part of the CMBS Financing, EHSI created new wholly owned special purpose bankruptcy remote subsidiaries to hold the real estate assets. EHSI’s operating entities continue to operate the facilities through master and sub-master lease arrangements.
Under the terms of the CMBS Financing, EHSI has the option to prepay the balance in whole, but not in part, provided no event of default has occurred and a prepayment yield maintenance premium is paid by EHSI. This premium is an amount equal to the greater of: one percent of the principal amount being prepaid; or the present value, as of the prepayment date, of interest payments computed using the principal amount being prepaid and an interest rate equal to the excess, if any, of the interest rate on the CMBS Financing over the current market United States Treasury rate for the period through November 11, 2011.
USE OF NEW FINANCING
On October 16, 2006, the CMBS Financing proceeds were used to repay all of the US$150,000,000 of outstanding 2010 Notes and all but US$30,000 of the outstanding US$125,000,000 2014 Notes for US$299,614,000, the total outstanding under the existing term loan and credit facility of US$165,468,000. Transactions costs incurred in the new debt financings of approximately $17,010,000 (US$14,958,000) have been recorded as deferred financing costs and will be amortized over the term of the debt. Payments from the new US$500,000,000 financing are detailed in the following table.
102     EXTENDICARE REAL ESTATE INVESTMENT TRUST

(thousands of dollars)	US$

Payments by EHSI from mortgage financing proceeds
Senior Subordinated Notes at 6.875%, due 2014	124,970
Senior Notes at 9.50%, due 2010	150,000
Premium paid to redeem Notes, including consent fee	16,550
Accrued interest on Notes	8,094

	299,614

Term loan, due 2010	84,925
Credit facility	80,000
Accrued interest	543

	165,468

Interest on CMBS Financing for stub period	2,402
Tender fees on CMBS Financing	687
Transaction costs of new debt financings	14,958

	18,047

Total payments	483,129	549,414

TENDER AND PREPAYMENT OF 2010 NOTES AND 2014 NOTES
On October 6, 2006, in connection with the tender offers and consent solicitations issued on September 22, 2006 for the 2010 Notes and the 2014 Notes, EHSI received the requisite number of consents from the holders of the notes to amend the indentures governing them, thereby eliminating substantially all of the restrictive covenants governing the notes and certain event of default provisions. As of October 6, 2006, EHSI received 100% of the outstanding 2010 Notes and 99.98% of the outstanding 2014 Notes. The total consideration paid to each note validly tendered was (1) US$1,050.00 for each US$1,000 principal amount of the 2010 Notes, and (2) US$1,072.42 for each US$1,000 principal amount of the 2014 Notes, which was determined by pricing the 2014 Notes using standard market practice to the first call date at the fixed spread of 60 basis points over the bid-side yield on October 5, 2006. The US$299,614,000 that EHSI paid on October 16, 2006, for the outstanding 2010 and 2014 Notes was inclusive of the premium/consent fee of US$16,550,000 and outstanding interest of US$8,094,000. Costs of retirement of EHSI’s debt of approximately $32,972,000 (US$29,215,000) were recognized in the fourth quarter and are included in the earnings statement as loss (gain) from restructuring charges, asset disposals and other items as described in note 4.
The particulars of the 2014 Notes and 2010 Notes extinguished in 2006 are described below.
6.875% SENIOR SUBORDINATED NOTES, DUE MAY 1, 2014
In April 2004 EHSI issued the 2014 Notes with aggregate principal amount of US$125,000,000 at a price of 97.5001% of par to yield 7.23%. The net proceeds from the 2014 Notes were approximately US$117,400,000, and were used, together with cash on hand and new borrowing capacity, to purchase for cash all of EHSI’s outstanding US$200,000,000 aggregate principal amount of 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”). On April 5, 2004, EHSI commenced a tender offer for the 2007 Notes,
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     103

for which 61%, excluding those held by Extendicare, were tendered and US$104,900,000 aggregate principal was repaid on April 22, 2004. The remaining US$95,100,000 of 2007 Notes not tendered were redeemed and paid for on May 24, 2004, including the US$27,900,000 held by Extendicare.
In August 2004 EHSI completed its offer to exchange new 6.875% Senior Subordinated Notes due 2014 that had been registered under the Securities Act of 1933 for the Senior Subordinated Notes issued in April 2004 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The terms of the new 2014 Notes were identical to the terms of the 2014 Notes issued in April 2004.
The 2014 Notes were fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severally, except for ALC’s unrestricted subsidiaries, by all of EHSI’s existing and future significant U.S. domestic subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guaranteed or incurred any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guaranteed or otherwise provided direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees were general unsecured obligations of EHSI and its subsidiaries.
9.5% SENIOR NOTES, DUE JULY 1, 2010
On June 28, 2002, EHSI completed a private placement of the 2010 Notes for the principal amount of US$150,000,000, which was issued at a discount of 0.25% of par to yield 9.54%. In January 2003 EHSI completed an offer to exchange new 9.5% Notes due 2010 that had been registered under the Securities Act of 1933 for the Notes issued in June 2002. The terms of the new Notes were identical to the terms of the 2010 Notes issued in June 2002 and were guaranteed by all existing and future active subsidiaries of EHSI except for ALC’s unrestricted subsidiaries.
On April 22, 2004, EHSI entered into interest rate swap and cap agreements to convert the fixed-rate debt on the 2014 Notes and the 2010 Notes to variable rates, subject to the interest rate cap (note 12).
The 2010 Notes and the 2014 Notes were redeemable at EHSI’s option starting on July 1, 2006, and May 1, 2009, respectively.
REVOLVING CREDIT FACILITY AND TERM LOAN
On October 16, 2006, EHSI entered into the new Credit Facility that provides for borrowings of up to US$120,000,000. The Credit Facility has a 3-year term, no required principal repayments, and floating-rate interest based on a pricing grid. The Credit Facility includes, among other things, the following terms and changes from the former revolving credit facility:
•	the interest rate margins range based upon EHSI’s consolidated leverage ratio. The margin over the Eurodollar rate ranges from 1.5% to 2.5%, or 0.5% to 1.5% over the base rate, as applicable; and
•	procedures for the exclusion of ALC and its subsidiaries from the covenants upon the distribution of ALC.
The Credit Facility has 24 skilled nursing facilities as specific collateral and is guaranteed by EHI and EHSI’s material domestic subsidiaries, but excluding ALC and its subsidiaries subsequent to the distribution of ALC. The Credit Facility is secured by certain tangible and intangible assets of EHI, EHSI and the subsidiary guarantors; however it excludes all skilled nursing facilities and associated personal property
104     EXTENDICARE REAL ESTATE INVESTMENT TRUST

and accounts receivable that were mortgaged under the CMBS Financing. The Credit Facility also allows EHSI to release facilities from collateralizing the Credit Facility if, after the release, financial covenants will be met and total outstanding borrowings will not exceed the collateral value of the remaining facilities collateralizing the Credit Facility.
The Credit Facility is used to back letters of credit and for general corporate purposes and requires EHSI to comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. The Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility.
The amount available to be borrowed under the Credit Facility is the lesser of: (1) 60% of the appraised values of the nursing facilities collateralizing the Credit Facility, or (2) an amount based on the actual net cash flow of these facilities for the last 12 months. The amount available to be borrowed as of December 31, 2006 was US$104,200,000.
As of December 31, 2006, EHSI had no borrowings under its Credit Facility. The unused portion of the Credit Facility that was available for working capital and corporate purposes, after reduction for total outstanding letters of credit of US$17,700,000, was US$86,500,000 as of December 31, 2006.
On August 4, 2005, EHSI amended and restated its former credit facility to: increase the total borrowing capacity from US$155,000,000 to US$200,000,000, comprised of an US$86,000,000 term loan and a US$114,000,000 revolving credit facility; reduce the cost of borrowing; and provide increased financial flexibility.
As a result of this, on August 4, 2005, EHSI borrowed US$86,000,000 under the term loan and US$13,900,000 under the revolving portion of the credit facility, repaid in full US$64,000,000 under the former credit facility and terminated and repaid in full US$34,016,000 of borrowings under ALC’s GE Capital term loan and ALC’s credit facility.
MORTGAGES, INDUSTRIAL DEVELOPMENT REVENUE BONDS AND NOTES PAYABLE
In January 2005 EHSI prepaid in full a US$9,500,000 variable rate Industrial Development Revenue Bond, due 2014 and also, in February 2005 EHSI prepaid in full mortgage notes payable totalling US$5,317,000. These prepayments resulted in a charge of $337,000 (US$275,000) to write off deferred financing costs, which was included in the statement of earnings as part of loss (gain) from restructuring charges, asset disposals and other items.
During the first and third quarters of 2004, EHSI prepaid in full $16,900,000 (US$13,000,000) and $12,400,000 (US$9,500,000), respectively, of Industrial Development Revenue Bonds, resulting in the write-off of $663,000 (US$506,000) of deferred financing costs, which were reported in loss (gain) from restructuring charges, asset disposals and other items in the statement of earnings.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     105

ALC DEBT
Under the Arrangement, ALC’s long-term debt of $102,973,000 (US$91,070,000), including current portion, was removed from the balance sheet as outlined in note 3.
The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including current maturities of long-term debt, of US$143,630,000 and borrowings of US$60,000,000 under its former credit facility to finance the transaction.
In March 2005 ALC amended its lease agreements with an unrelated party, relating to five of its assisted living facilities located in Oregon, which provided ALC with an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of US$12,822,000 was recorded, which represented the estimated market value of the properties as of the lease amendment date, and also approximated the present value of future payments due under the lease agreements, including the purchase option payment.
CANADIAN DEBT
CANADA MORTGAGE AND HOUSING CORPORATION FINANCING
In October 2006, ECI refinanced a $9,870,000 mortgage that had matured, under Canada Mortgage and Housing Corporation (CMHC) financing, for a term of 10 years at a rate of 4.63%, with a 20-year amortization schedule. In January 2007 ECI also obtained CMHC mortgage financing of $26,251,000 on three of its nursing homes (note 23).
MORTGAGES
Extendicare REIT’s Canadian subsidiaries have various mortgages with several Canadian financial institutions at rates ranging from 4.63% to 9.81% with maturity dates through to 2016.
CAPITAL LEASE OBLIGATIONS
ECI obtained financing of $125,400,000 in 2001 at a financing cost of approximately 8.0% from BCP Long-Term Care Facilities Inc. (BCP) to build eight Ontario nursing facilities and entered into another arrangement in 2003 with BCP for $14,400,000 of financing for an additional Ontario nursing home at a borrowing rate of 7.28%. ECI is operating the facilities for BCP under 25-year capital lease arrangements.
During the first quarter of 2005, ECI amended its 2001 agreement with BCP covering financing for eight of ECI’s new Ontario nursing homes under 25-year capital lease arrangements. The amendment altered the $5,000,000 security for a debt service reserve to be entered into after construction and for the duration of the term of the leases, from a letter of credit to a charge on an Ontario nursing home owned and operated by Extendicare.
106     EXTENDICARE REAL ESTATE INVESTMENT TRUST

OTHER
LETTERS OF CREDIT
As of December 31, 2006, EHSI had letters of credit of US$1,400,000 issued as security for landlords of leased properties. These letters of credit are renewed annually and have maturity dates ranging from January 2007 to May 2007. EHSI also had US$16,000,000 in letters of credit issued to outside third-party insurers and the Ohio Bureau of Workers’ Compensation as security for workers’ compensation claims. These letters of credit are renewed annually and have maturity dates ranging from January 2007 to October 2007. Those that matured January 2007 were subsequently extended to January 2008.
In the second quarter of 2005, the Company amended its Canadian bank line of credit to increase availability to $50,000,000 from $40,000,000. There were no borrowings under the Canadian line of credit at December 31, 2006. The Company had $5,500,000 available under its Canadian line of credit at December 31, 2006, after reduction for outstanding letters of credit of $44,500,000, primarily to secure pension obligations.
PRINCIPAL REPAYMENTS
Principal repayments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases as described in note 18, after giving effect to renewal privileges, are as follows:

(thousands
Year	of dollars)

2007	10,772
2008	16,459
2009	11,983
2010	14,024
2011	578,649

INTEREST RATES
The weighted average interest rate of all long-term debt at December 31, 2006, 2005 and 2004 was approximately 7.2%, 8.1% and 7.3%, respectively, after taking into account interest rate swap agreements existing in 2005 and 2004. At December 31, 2006, 100% of the long-term debt was at fixed rates.
Interest paid in 2006, 2005 and 2004 was $76,402,000, $61,938,000 and $53,095,000, respectively.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     107

[12] Derivative Financial Instruments
Loss on Derivative Financial Instruments

(thousands of dollars)	2006	2005	2004

Valuation loss on foreign currency forward contract	5,176	—	—
Loss (gain) on termination of interest rate swap and cap agreements	8,553	—	(3,661)
Valuation loss of interest rate cap agreements	959	2,248	10,379
Loss on termination of interest rate lock agreement	11,809	—	—

	26,497	2,248	6,718

FOREIGN CURRENCY DERIVATIVES
On October 11, 2006, EHSI entered into a foreign currency forward contract for a 36-month period commencing on December 5, 2006, which locked in the purchase of Canadian dollars at the fixed exchange rate of 1.1141 for US$4,000,000 per month. The objective of the foreign currency forward contract is to provide a consistent level of payments to Extendicare REIT. The valuation loss recognized in the earnings statement on this foreign currency forward contract for the year ended December 31, 2006 was $5,176,000 (US$4,510,000). At December 31, 2006, the fair value of the foreign currency forward contract was a liability of $5,256,000, of which $2,221,000 was included in current accrued liabilities and $3,035,000 in other long-term liabilities (note 13).
INTEREST RATE DERIVATIVES
The two interest rate swap and two interest rate cap agreements relating to the 2010 Notes and 2014 Notes entered into by EHSI on April 22, 2004 were terminated on October 16, 2006. The following is a description of the particulars surrounding these agreements. To hedge its exposure to fluctuations in the market value, EHSI entered into two interest rate swap and two interest rate cap agreements relating to its 2010 Notes and 2014 Notes, for a notional US$275,000,000. The interest rate swap arrangements were designated as highly effective fair value hedges, and as a result, changes in market value of the swaps were offset by changes in market value of the hedged debt instruments. Increases in interest expense were limited by interest rate caps that reimbursed EHSI to the extent that the six-month LIBOR exceeded 7%. Under the terms of the cap arrangements, the counterparty could call the cap if the respective swap was terminated. Neither of the cap arrangements qualified as a hedging instrument under GAAP and therefore, changes in market value were recorded in earnings. The fair values of the interest rate caps were dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. In 2006 market changes relating to these factors resulted in a decrease in the value of EHSI’s interest rate caps and a valuation loss of $959,000 (US$860,000) up to October 16, 2006, the date these agreements were terminated in conjunction with the repayment of EHSI’s 2010 Notes and 2014 Notes. On that date, payments of $15,652,000 (US$13,725,000) were made to EHSI’s counterparties to terminate the swap and cap agreements resulting in a loss of $8,553,000 (US$7,578,000).
108     EXTENDICARE REAL ESTATE INVESTMENT TRUST

As at December 31, 2005, the fair value of the interest rate swaps maturing in 2010 and 2014 and designated as fair value hedges was a liability of $6,267,000 (US$5,389,000) and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts. The interest rate caps maturing in 2010 and 2014 were not designated as hedges and the change in fair value of these caps was reported in the statement of earnings. As of December 31, 2005, the fair value of the 2010 Cap was an asset of $450,000 (US$387,000) and the fair value of the 2014 Cap was a liability of $6,392,000 (US$5,496,000). The asset was included in the balance sheet as other assets and the liability was included in other long-term liabilities (note 13). The value of EHSI’s interest rate caps declined in 2005 and resulted in a valuation adjustment loss of $2,248,000 (US$1,803,000) for the year ended December 31, 2005.
On April 19, 2004, coterminous with the redemption of its 2007 Notes, EHSI terminated its related interest rate swap and cap agreements that resulted in a gain of $4,433,000 (US$3,302,000), or a consolidated gain of $3,661,000 (US$2,727,000), which was recognized in the second quarter of 2004. EHSI had entered into an interest rate swap agreement and an interest rate cap agreement in 2002. The swap arrangement was used to hedge a notional US$150,000,000 of EHSI’s fixed-rate 9.35% 2007 Notes and was to mature in December 2007. The interest rate cap agreement covered a notional amount of US$150,000,000 and also matured in December 2007.
The value of EHSI’s interest rate caps declined in 2004 and resulted in a valuation adjustment loss of $10,379,000 (US$7,910,000) for the year ended December 31, 2004.
On July 17, 2006, EHSI entered into a treasury rate and swap spread lock agreement (the “Interest Rate Lock Agreement”) with Lehman Brothers. Under the Interest Rate Lock Agreement, EHSI locked in the interest rate on up to US$600,000,000 proposed mortgage financing to hedge against rates increasing prior to the completion of the mortgage financing. EHSI did not designate this instrument as a hedge for accounting purposes and therefore changes in market value were recorded in the statement of earnings.
During the third quarter of 2006, EHSI made US$18,000,000 in deposits under the Interest Rate Lock Agreement. These deposits were refundable to EHSI except to the extent needed to pay breakage costs under the Interest Rate Lock Agreement. Breakage costs were defined as breakage, carry and unwind costs incurred by Lehman if (1) the loan failed to close prior to the expiration date, (2) the term of the mortgage loan financing was for other than five years, or (3) the final amount of the mortgage loan financing was less than US$600,000,000. Due to decreases in market interest rates, the market value of the Interest Rate Lock Agreement decreased, resulting in an unrealized loss of $15,206,000 (US$13,623,000) in the third quarter of 2006.
On October 16, 2006, prior to completing the mortgage financing, EHSI terminated the Interest Rate Lock Agreement with Lehman Brothers and agreed to fix the interest rate for the CMBS Financing at the then current market rate. EHSI recorded a recovery of the unrealized loss on the agreement of $3,397,000 (US$3,010,000) in the fourth quarter of 2006 resulting from the change in the market value of the agreement from September 30, 2006 to the date of cancellation of the Interest Rate Lock Agreement. EHSI received total refunds of $8,337,000 (US$7,387,000) under the Interest Rate Lock Agreement in October 2006 and the final pre-tax loss was $11,809,000 (US$10,613,000).
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     109

[13] Other Long-term Liabilities

(thousands of dollars)	2006	2005

Accrued pension plan obligation (note 20)	23,271	21,815
Conditional asset retirement obligation	20,993	19,983
Deferred compensation	10,359	9,738
Unfavourable lease adjustments as lessee	—	4,457
Future lease commitments	1,015	2,485
Market value of interest rate caps	—	6,392
Market value of foreign currency forward contract	3,035	—
Other	639	1,742

	59,312	66,612

ACCRUED PENSION PLAN OBLIGATION
Extendicare provides a defined benefit pension plan and supplementary plan, which is an unfunded defined benefit pension arrangement, for certain of its executives.
CONDITIONAL ASSET RETIREMENT OBLIGATION
Management has determined that an asset retirement obligation exists in Extendicare’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The following assumptions were used in calculating the conditional asset retirement obligations: (a) discount rates of 6.75% for facilities located in Canada and 7.10% for facilities located in the U.S.; (b) an estimated timing of the settlement of the conditional obligations ranging from 10 to 30 years; and (c) an estimated undiscounted cash flow amount to settle the asset retirement obligation of approximately $50 million.
DEFERRED COMPENSATION
EHSI maintains an unfunded deferred compensation plan offered to all corporate employees defined as highly compensated by the U.S. Internal Revenue Service Code in which participants may defer up to 10% of their base salary. EHSI will match up to 50% of the amount deferred. EHSI also maintains non-qualified deferred compensation plans covering certain executive employees.
110     EXTENDICARE REAL ESTATE INVESTMENT TRUST

UNFAVOURABLE LEASE ADJUSTMENT AS LESSEE
EHSI evaluated the ALC leases in existence at the date of the acquisition and determined, based upon future discounted lease payments over the remaining term of the lease, an excess was to be paid, as compared to the market, based upon the operating cash flows of the leased facilities. The unfavourable lease liability upon acquisition was $4,879,000 (US$3,931,000), and was amortized on a straight-line basis, as an offset to lease expense, over the term of the lease agreements. The amount of unfavourable lease amortization for the period January 1, 2006, to November 10, 2006, was $105,000 (US$93,000) and for the 11-month period ended December 31, 2005 was $119,000 (US$99,000).
[14] Unit/Share Capital
On November 10, 2006, Extendicare converted to an unincorporated, open-ended real estate investment trust pursuant to the Arrangement. The Arrangement resulted in holders of Extendicare Subordinate Voting Shares receiving for each Subordinate Voting Share (a) one ALC Class A share, and (b) one REIT Unit or one Exchangeable LP Unit, or a combination thereof, and holders of Extendicare Multiple Voting Shares receiving for each Multiple Voting Share (a) one ALC Class B share, and (b) 1.075 REIT Units or 1.075 Exchangeable LP Units, or a combination thereof. As well, Extendicare redeemed all of its issued and outstanding preferred shares, accelerated the vesting of its outstanding stock options, and terminated its stock option plan.
AUTHORIZED CAPITAL OF EXTENDICARE REIT
The authorized capital of Extendicare REIT consists of an unlimited number of voting REIT Units and an unlimited number of Exchangeable LP Units of Extendicare LP. Holders of Exchangeable LP Units received Special Voting Units of the REIT that entitle the holder to one vote at unitholder meetings of the REIT. The Exchangeable LP Units are exchangeable at any time for REIT Units on a one-for-one basis at the option of the holder, and will be automatically exchanged for REIT Units on November 10, 2011. Holders of Exchangeable LP Units are entitled to monthly cash distributions equal to those paid to holders of REIT Units.
DISTRIBUTION REINVESTMENT PROGRAM (“DRIP”)
Extendicare REIT has established a DRIP for its unitholders, which allows participants to reinvest their monthly cash distributions in additional REIT Units or Exchangeable LP Units, at an effective discount of 3%.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     111

The following summarizes the unit/share capital activity during the past three years.

Years ended December 31		2006		2005		2004

(thousands of dollars for amounts)	Number	Amount	Number	Amount	Number	Amount

REIT Units Issued pursuant to the Arrangement	59,178,781	262,617	—	—	—	—
Exchangeable LP Units			—	—	—	—
Issued pursuant to the Arrangement	11,026,222	48,931	—	—	—	—

Units issued and outstanding at end of year	70,205,003	311,548	—	—	—	—

Class I Preferred Shares Cumulative Redeemable, Series 2
Issued and outstanding at beginning of year	88,805	2,219	100,305	2,507	122,205	3,054
Purchased pursuant to obligation	(7,200)	(180)	(11,500)	(288)	(21,900)	(547)
Redeemed October 13, 2006	(81,605)	(2,039)	—	—	—	—

Issued and outstanding at end of year	—	—	88,805	2,219	100,305	2,507

Adjustable Dividend, Series 3
Issued and outstanding at beginning of year	93,310	2,333	93,310	2,333	93,310	2,333
Converted to Series 4 shares	(3,400)	(85)	—	—	—	—
Redeemed October 13, 2006	(89,910)	(2,248)	—	—	—	—

Issued and outstanding at end of year	—	—	93,310	2,333	93,310	2,333

Adjustable Dividend, Series 4
Issued and outstanding at beginning of year	241,240	6,031	241,240	6,031	241,240	6,031
Issued on conversion of Series 3 shares	3,400	85	—	—	—	—
Redeemed October 13, 2006	(244,640)	(6,116)	—	—	—	—

Issued and outstanding at end of year	—	—	241,240	6,031	241,240	6,031

Class II Preferred Shares, Series 1
Issued and outstanding at beginning of year	382,979	6,319	382,979	6,319	382,979	6,319
Redeemed October 13, 2006	(382,979)	(6,319)	—	—	—	—

Issued and outstanding at end of year	—	—	382,979	6,319	382,979	6,319

Class I and II Preferred Shares issued and outstanding at end of year	—	—	—	16,902	—	17,190

112     EXTENDICARE REAL ESTATE INVESTMENT TRUST

Years ended December 31		2006		2005		2004

(thousands of dollars for amounts)	Number	Amount	Number	Amount	Number	Amount

Subordinate Voting Shares
Issued and outstanding at beginning of year	56,018,395	262,258	56,687,086	265,576	56,575,211	264,805
Purchased pursuant to issuer bid	—	—	(1,430,000)	(6,655)	(456,100)	(2,125)
Conversion of Multiple Voting Shares	—	—	37,659	94	—	—
Issued pursuant to options	1,524,783	19,982	723,650	3,243	567,975	2,896
Cancelled pursuant to the Arrangement	(57,543,178)	(282,240)	—	—	—	—

Subordinate Voting Shares issued and outstanding at end of year	—	—	56,018,395	262,258	56,687,086	265,576

Multiple Voting Shares
Issued and outstanding at beginning of year	11,791,433	29,340	11,904,992	29,623	11,912,692	29,642
Purchased pursuant to issuer bid	(13,000)	(32)	(75,900)	(189)	(7,700)	(19)
Converted to Subordinate Voting Shares	—	—	(37,659)	(94)	—	—
Cancelled pursuant to the Arrangement	(11,778,433)	(29,308)	—	—	—	—

Multiple Voting Shares issued and outstanding at end of year	—	—	11,791,433	29,340	11,904,992	29,623

Unit/Share capital		311,548		308,500		312,389

NORMAL COURSE ISSUER BID AND PURCHASE OBLIGATION
Pursuant to normal course issuer bids, Extendicare purchased for cancellation 13,000 Multiple Voting Shares at a cost of $234,000 in 2006, and purchased in 2005, 1,430,000 Subordinate Voting Shares at a cost of $25,489,000 and 75,900 Multiple Voting Shares at a cost of $1,351,000. During 2006 the Company purchased 7,200 Class I Preferred Shares, Series 2 for $178,000 pursuant to the purchase obligation (2005 — 11,500 shares for $286,000). The purchase of shares for cancellation resulted in a direct charge to retained earnings in 2006 of $200,000 (2005 — $20,012,000), for the net cost of the shares in excess of, or below, their carrying values.
PREFERRED SHARE REDEMPTION
Pursuant to the share provisions, Extendicare issued a notice of redemption on September 6, 2006, to redeem all of its issued and outstanding preferred shares effective October 13, 2006, for proceeds of $25.00 per share plus accrued and unpaid dividends. Redemption proceeds were $20,136,000, representing Extendicare’s $16,722,000 carrying value, accrued and unpaid dividends of $159,000, and $3,255,000 excess redemption price over the carrying value of the Class II, Preferred Shares, Series 1. The redemption proceeds were deposited with Extendicare’s transfer agent, Computershare Trust Company of Canada. Holders of preferred shares have six years to redeem their shares, following which any amounts that remain
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     113

unclaimed shall be forfeited to Extendicare. As at December 31, 2006, 8,715 preferred shares remained unclaimed, representing $212,000.
STOCK OPTION PLAN
In August 2006, pursuant to the terms of Extendicare’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”), the Board approved the accelerated vesting of all options outstanding, and any that remained unexercised at October 25, 2006 were cancelled. The acceleration enabled all optionholders to exercise their options prior to the completion of the Arrangement. The Stock Option Plan was terminated with the closing of the Arrangement, and a new long-term incentive plan is expected, which may include a cash bonus plan, a performance based incentive plan and a REIT Unit plan. Such incentive plans will be established with a view to enhancing the performance of the REIT and to align the interests of the Trustees of the REIT, and the employees, officers and directors of Extendicare and its subsidiaries with the interests of unitholders, as well as to encourage participants in the plans to remain and to attract new employees.
During 2006 there were no options granted, 63,250 options were cancelled, and 1,805,125 options were exercised, leaving no further options outstanding. Extendicare received net proceeds of $12,103,000 on the issuance of Subordinate Voting Shares from treasury, less cash paid on the exercise of tandem SARs, and Subordinate Voting Share capital increased by $19,982,000 during 2006.
A summary of the option activity during the past three years is presented below:

		2006		2005		2004

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of Stock	Exercise	of Stock	Exercise	of Stock	Exercise
	Options	Price ($)	Options	Price ($)	Options	Price ($)

Outstanding at beginning of year	1,868,375	10.30	2,122,775	6.01	2,297,250	3.86
Granted	—	—	561,000	18.00	440,000	14.57
Exercised	(1,805,125)	10.22	(730,775)	3.57	(567,975)	4.07
Cancelled	(63,250)	12.69	(84,625)	11.85	(46,500)	4.17

Outstanding at end of year	—	—	1,868,375	10.30	2,122,775	6.01

Options exercisable at year-end	—	—	643,125	5.79	893,900	3.62

For awards under the former Stock Option Plan that included tandem SARs, Extendicare accrued compensation expense on a graded vesting basis in an amount by which the quoted market value of the Subordinate Voting Shares exceeded the option price. Changes in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date resulted in a change in the measure of compensation for the award. During 2006 Extendicare recorded compensation expense of $4,371,000 (2005 — $1,029,000; 2004 — $90,000) associated with tandem SARs granted, of which $911,000 was reported as part of restructuring charges in 2006 due to the accelerated vesting of the options.
114     EXTENDICARE REAL ESTATE INVESTMENT TRUST

Extendicare elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under its former Stock Option Plan beginning January 1, 2003. For awards granted under its former Stock Option Plan prior to January 1, 2003, Extendicare applied the settlement method, in that no compensation expense was recorded, and when the options were exercised, share capital was increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, Extendicare recorded compensation expense in 2006 of $167,000 (2005 of $154,000; 2004 — $192,000). Contributed surplus decreased by $391,000 to nil at the end of 2006 (2005 — increased by $73,000 to $391,000; 2004 — increased by $174,000 to $318,000), after $558,000 (2005 — $80,000; 2004 — $18,000) of adjustments for stock options that were exercised.
Had stock options granted under the former Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, Extendicare would have recorded a charge to net earnings of $12,000 for 2006 (2005 — $118,000; 2004 — $338,000). These amounts were not material to the reported per share amounts.
[15] Revenue
EHSI derived approximately 81%, 82% and 79% of its revenue in 2006, 2005 and 2004, respectively, from services provided under the federal (Medicare) and state (Medicaid) programs. The Medicare program pays each participating facility a prospectively set rate for each resident, which is based on the resident’s acuity. Most Medicaid programs fund participating facilities using a case-mix based system, paying prospectively set rates.
EHSI also derives outpatient therapy revenue by providing rehabilitation therapy services to outside third parties at its clinics. The revenue sources are primarily HMOs and commercial insurance (38%), workers’ compensation (30%), Medicare (16%), Medicaid (14%) and other sources, including self-pay customers (2%).
In respect of Medicare cost reporting periods prior to the implementation of PPS, EHSI has ongoing discussions with its fiscal intermediaries regarding the treatment of various items related to prior years’ cost reports. Normally items are resolved during the audit process and no provision is required. Differences of opinion regarding cost reporting methods between EHSI and its fiscal intermediaries can be settled through a formal appeal process. Should this occur, a general provision for Medicare receivables may be recorded for disagreements that result in EHSI filing an appeal with the Provider Reimbursement Review Board of the Centers for Medicare & Medicaid Services (CMS).
With respect to Medicaid in states that utilize retrospective reimbursement systems, nursing facilities are paid on an interim basis for services provided, subject to adjustments based upon allowable costs, which are generally submitted in cost reports on an annual basis. In these states, revenue is subject to adjustments as a result of cost report settlements with the state.
The States of Pennsylvania, Indiana and Washington as at December 31, 2004, proposed state plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003, which were subsequently approved by CMS in 2005.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      115

In June 2005 CMS and the State of Indiana announced the approval of a state plan amendment and waiver that increased federal funding to the Medicaid program retroactively to July 1, 2003. As a result, EHSI recognized incremental revenue of $13,530,000 (US$10,952,000) and provider tax expense of $7,752,000 (US$6,275,000) pertaining to the period July 1, 2003 to December 31, 2004 in the second quarter of 2005 and a final adjustment in the third quarter to revenue of $2,231,000 (US$1,823,000) as final revenue rates were released by Indiana. As of December 31, 2005, all revenue had been received except for $465,000 (US$400,000), which was included in accounts receivable, and all provider taxes had been paid except for $116,000 (US$100,000), which was included in accrued liabilities.
In January 2005 the States of Pennsylvania and Washington received approval from CMS for state plan amendments and waivers, which increased federal funding for their Medicaid programs and provided nursing facilities with revenue rate increases to offset new state provider taxes. The Washington approval had no impact on EHSI’s income. In March 2005 the State of Pennsylvania officially approved and committed to the state plan amendment and waiver resulting in EHSI recording incremental revenue of $20,220,000 (US$16,483,000) and provider tax expense of $16,356,000 (US$13,333,000) pertaining to the period July 1, 2003 to December 31, 2004. Offsetting this increase in revenue, the State of Pennsylvania published its final Medicaid rates for the year commencing July 1, 2004, which resulted in a reduction in the last half of 2005 of $848,000 (US$700,000) of revenue recorded in the first quarter. As of December 31, 2005, all revenue was received except for $4,768,000 (US$4,100,000), which was included in accounts receivable, and all provider taxes had been paid except for $5,001,000 (US$4,300,000), which was included in accrued liabilities.
116     EXTENDICARE REAL ESTATE INVESTMENT TRUST

[16] Income Taxes
The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

(thousands of dollars)	2006	2005	2004

Earnings (loss) from continuing health care operations before income taxes	(38,855)	121,192	117,822

Income taxes at statutory rates of 36.12%	(14,033)	43,774	42,558
Income tax effect relating to the following items
Tax rate variance of foreign subsidiaries	(1,814)	2,963	4,139
Withholding tax on earnings distributed from U.S. operations	16,778	—	—
Foreign exchange loss	14,539	—	—
Expiration of certain state statutes of limitations	(6,202)	—	—
IRS audit settlement and other items	—	—	(2,103)
Recovery of prior year taxes re loss on sale of subsidiary stock	—	—	(38,968)
Benefit of other operating and capital loss utilization	(593)	(4,297)	(5,312)
Non-taxable income	(829)	(302)	(3,256)
Other items	1,045	(2,457)	(114)

	8,891	39,681	(3,056)

Withholding tax of $23,639,000 (US$20,500,000) was remitted to the U.S. Internal Revenue Service (IRS) in December 2006 on the payment of the dividend by a U.S. subsidiary to Extendicare. The portion of this withholding tax related to continuing operations was $16,778,000 (US$14,423,000). The payment of the dividend repatriated 100% of EHSI’s accumulated earnings and profits for U.S. tax purposes. Future distributions in excess of future accumulated earnings and profit will result in potential capital gains to Extendicare.
In 2006, Extendicare incurred foreign exchange losses totalling $40,253,000 ($14,539,000 tax effected at the statutory rate) pertaining to the return of a proportion of Extendicare’s net investment in its U.S. subsidiaries arising from the Arrangement. The income tax benefit from these capital losses is offset by a valuation allowance as the realization of these losses is uncertain.
Income taxes for 2006 included a tax benefit of $6,202,000 (US$5,469,000) resulting from the expiration of certain state statutes of limitations.
Income taxes for 2004 included a tax benefit of $41,071,000 (US$33,596,000) recorded in December 2004 resulting from two events. EHSI recorded a cumulative tax benefit of $38,968,000 (US$31,876,000) for an additional loss claimed from the December 1999 sale of Arbor, its former subsidiary, to Tandem. This additional loss was allowed primarily due to the issuance of additional guidance by the IRS, regarding the allowable method to calculate the loss on the sale of subsidiary stock, and partially due to the settlement of an IRS audit for the tax years ending December 1997 through December 2002. In addition, EHSI recorded a tax benefit of $2,103,000 (US$1,720,000) relating to this audit and other issues.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      117

In addition to the withholding tax paid in 2006 of $23,639,000, cash taxes paid in 2006, 2005 and 2004 were $17,381,000, $50,782,000 and $29,677,000, respectively.
At December 31, 2006, the REIT’s corporate subsidiaries had net operating loss carryforwards available for U.S. state income tax financial reporting purposes of $42,608,000 (US$36,560,000), which expire in 2007 through 2026. The REIT’s corporate subsidiaries had $4,609,000 (US$3,955,000) net operating loss carryforwards available for U.S. federal income tax, which expire in 2021 through 2026. In addition, the REIT’s Corporate subsidiaries had $10,630,000 net operating loss carryforwards available for Canadian income tax purposes, which expire in 2007 through 2016. To the extent the realization of these losses is uncertain, a valuation allowance has been established.
EHSI’s acquisition of ALC created an ownership change as defined under Section 382 of the Internal Revenue Code. ALC’s loss carryforwards generated subsequent to their emergence from bankruptcy on January 1, 2002 were available to EHSI subject to an annual limitation of approximately US$5,500,000 which was prorated in 2005 and 2006 based upon the acquisition and disposition dates of ALC.
In connection with the spin-off of ALC, EHSI has entered into a tax allocation agreement that provides, among other things, that EHSI indemnify ALC for any tax payable relating to the Reorganization and spin-off of ALC. The distribution of ALC resulted in a decline in current future tax assets of US$4,168,000 and a decrease in long-term future tax liabilities of US$5,019,000.
At December 31, 2006, there were capital losses available for Canadian income tax purposes of $32,791,000 (2005 — $54,424,000) that can be carried forward indefinitely to apply against future capital gains. For Canadian tax purposes there was an acquisition of control on November 10, 2006, and as a result capital losses incurred in taxation years ending before the acquisition of control cannot be carried forward to taxation years ending after the acquisition of control. To utilize these capital losses, which would otherwise expire, the REIT’s Canadian corporate subsidiaries have made designations to increase the adjusted cost base of certain non-depreciable capital property to its fair market value at the time of the acquisition of control. These tax-effected capital losses of $8,258,000 have been fully offset by a valuation allowance. The 2006 capital losses available at December 31, 2006 for carry-forward were generated after the Reorganization date and primarily arose as a result of foreign exchange losses incurred on repatriation of funds from Extendicare’s U.S. subsidiaries following the date of the Reorganization. The future tax benefit of these capital losses of $5,410,000 (2005 — $9,829,000) has been fully offset in the valuation allowance for future tax assets.
The valuation allowance for future tax assets as of December 31, 2006 and 2005 was $17,010,000 and $16,017,000, respectively. The net change in the total valuation allowance for 2006 and 2005 was an increase of $993,000 and a decrease of $5,673,000, respectively. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not the REIT’s corporate subsidiaries will realize the benefits of these deductible differences, net of the valuation allowances.
118     EXTENDICARE REAL ESTATE INVESTMENT TRUST

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities are as follows:

(thousands of dollars)	2006	2005

Future income tax assets
Self-insurance reserves	22,513	29,202
Employee benefit accruals	21,708	21,021
Operating loss carryforwards	7,224	23,274
Alternative minimum tax credit carryforwards	—	3,238
Net capital loss carryforwards	5,410	10,009
Deferred revenue	5,710	5,145
Investment in Crown Life	1,727	2,735
Goodwill	330	1,064
Accounts receivable reserves	8,172	6,095
Operating reserves	—	567
Conditional asset retirement obligation	7,930	5,795
Other	3,791	18,679

	84,515	126,824
Less valuation allowance	17,010	16,017

	67,505	110,807

Future income tax liabilities
Property and equipment	47,806	97,786
Leasehold rights	541	528
Other	6,561	12,193

	54,908	110,507

Future income tax assets, net	12,597	300
Less current portion of future income tax assets, net	25,183	24,437

Long-term future income tax liabilities, net	12,586	24,137

TAX FAIRNESS PLAN
The Minister of Finance’s Tax Fairness Plan for Canadians announced in October 2006, includes proposals to tax publicly traded income trusts at corporate rates on certain distributions made by them and to treat such distributions as taxable dividends in the hands of unitholders. On December 21, 2006, the Department of Finance released draft legislation (the “Draft Legislation”) to implement the new measures. Under the Draft Legislation, which has not yet been enacted, the proposed distribution tax will generally apply to listed income trusts for taxation years that end after 2006. However, a transitional rule provides that the new measures will not apply until the 2011 taxation year for trusts whose units or other securities were listed on a stock exchange or other public market prior to November 1, 2006.
Extendicare REIT elected to be treated as a partnership for U.S. federal income tax purposes with the intention of managing its affairs so that it would be treated as a non-taxable entity for U.S. federal income tax purposes. The outcome of the proposal by the Minister of Finance to tax income trusts could result in Extendicare REIT reassessing the benefits of maintaining its partnership status for U.S. tax purposes.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      119

[17] Earnings (Loss) per Unit/Share
The calculation of earnings per unit/share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items is allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. In calculating the year’s weighted average units/shares, the 1.075 premium on the share conversion of the Multiple Voting Shares to units pursuant to the Arrangement on November 10, 2006, was considered an issuance of units.
Diluted earnings per unit/share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and REIT units/common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period were excluded from the calculation of diluted earnings per unit/share as to include them would have increased earnings per unit/share.
120     EXTENDICARE REAL ESTATE INVESTMENT TRUST

The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per unit/share computation.

(thousands of dollars unless otherwise noted)	2006	2005	2004

Numerator for Basic and Diluted Earnings (Loss) per Unit/Share
Net earnings (loss)
Net earnings (loss) for the period	(35,728)	94,195	124,292
Dividends on preferred shares	(648)	(687)	(659)

Net earnings (loss) after preferred share dividends	(36,376)	93,508	123,633
Subordinate Voting Share preferential dividend	—	(5,683)	—

Total for basic earnings (loss) per unit/share	(36,376)	87,825	123,633
Dilutive Subordinate Voting Share preferential dividend	—	(87)	—

Total for diluted earnings (loss) per unit/share	(36,376)	87,738	123,633

Earnings (loss) from continuing operations
Total of net earnings (loss) for basic earnings per unit/share	(36,376)	87,825	123,633
Add back: loss (earnings) from discontinued operations, net of tax	(6,798)	(8,756)	5,961

Total from continuing operations for basic earnings (loss) per unit/share	(43,174)	79,069	129,594
Dilutive Subordinate Voting Share preferential dividend	—	(87)	—

Total from continuing operations for diluted earnings (loss) per unit/share	(43,174)	78,982	129,594

Denominator for Basic and Diluted Earnings (Loss) per Unit/Share
Weighted average number of units/shares[1]
Units	68,354,534
Subordinate Voting	—	56,830,320	56,807,452
Multiple Voting	—	11,868,765	11,911,614

Total for basic earnings (loss) per unit/share	68,354,534	68,699,085	68,719,066
Dilutive Subordinate Voting Share stock options[2]	600,129	870,370	1,375,956

Total for diluted earnings (loss) per unit/share	68,954,663	69,569,455	70,095,022

Net Earnings (Loss) per Unit/Share (dollars)[3]
REIT/Exchangeable LP, Subordinate Voting
Basic	(0.53)	1.38	1.80
Diluted	(0.53)	1.36	1.76
Multiple Voting
Basic		1.28	1.80
Diluted		1.26	1.76

Earnings (Loss) from Continuing Operations per Unit/Share (dollars)[3]
REIT/Exchangeable LP, Subordinate Voting
Basic	(0.63)	1.25	1.89
Diluted	(0.63)	1.24	1.85
Multiple Voting
Basic		1.15	1.89
Diluted		1.14	1.85

1.	Includes Subordinate Voting Shares and Multiple Voting Shares for the period prior to November 10, 2006.

2.	There were no stock options excluded from this calculation for 2006, 2005 and 2004.

3.	After giving effect to the Subordinate Voting Share preferential dividend of $0.10 per share for 2005, and nil in 2004.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     121

[18] Other Commitments
At December 31, 2006, the REIT was committed under non-cancellable leases requiring future minimum rentals as follows:

	Capital	Operating
(thousands of dollars)	Leases	Leases	Total

2007	12,951	9,521	22,472
2008	12,951	8,964	21,915
2009	12,951	8,251	21,202
2010	12,951	7,949	20,900
2011	12,951	5,264	18,215
Thereafter	199,565	14,924	214,489

Total minimum payments	264,320	54,873	319,193

Less amount representing interest	133,043

Obligations under capital leases	131,277

In addition to the operating lease amounts included in the table above, EHSI has made guarantees to Triple S Investment Company (Triple S) for the payment of operating leases by Senior Health — Texas. As at December 31, 2006, as a lessor, EHSI leases four owned nursing properties (475 beds) to Senior Health —Texas, an unrelated long-term care operator for a term that expires in September 2008, and subleases another 12 properties until February 2012, all in Texas. Triple S is the owner of all of the properties that are subleased by EHSI to Senior Health — Texas. Pursuant to the terms of EHSI’s agreement with Triple S, EHSI is liable to Triple S should there be any default in the lease payments by Senior Health — Texas. The annual lease commitment is US$400,000 for the first two-month period of 2007 and US$1,900,000 annually thereafter for the balance of the term of the lease, being to February 28, 2012.
At December 31, 2006, outstanding capital expenditure commitments for EHSI, totalled $19,579,000 (US$16,800,000). Included in EHSI’s outstanding commitments was US$9,100,000 related to expansion projects estimated to cost US$12,100,000, of which US$1,200,000 was spent through 2006, and the remaining US$1,800,000 was uncommitted at year-end.
In 2005 ECI was selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project was expanded to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 280-bed project, net of government grants, is approximately $35,700,000. ECI has a Memorandum of Understanding with the Health Authority, and is continuing the process of finalizing the arrangements, as well as seeking financing for the project.
122     EXTENDICARE REAL ESTATE INVESTMENT TRUST

[19] Contingent Liabilities
The REIT and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
The U.S. Department of Justice and other federal agencies have increased their resources dedicated to regulatory investigations and compliance audits of health care providers. EHSI is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid-funded facilities. EHSI has had previous investigations by these Medicaid Fraud Control Units but at this time is not aware of any potential costs related to investigations.
INDEMNIFICATION OBLIGATIONS BETWEEN ALC AND EXTENDICARE
In connection with the distribution of ALC, Extendicare and ALC entered into a separation agreement (the “Separation Agreement”), the tax allocation agreement, a number of transitional service agreements, and a number of operating lease and purchase agreements relating to the transfer of EHSI assisted living facilities to ALC.
Pursuant to the Separation Agreement, ALC will indemnify, defend and hold harmless and will pay or reimburse Extendicare, each of its affiliates, including any of its direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	ALC’s assisted living care business, any assets transferred to ALC by Extendicare, or any of the liabilities that ALC assumes as part of the separation, other than any pre-transfer liabilities related to the 29 assisted living facilities transferred by EHSI to ALC;

•	any untrue or allegedly untrue statement of a material fact contained in any filing ALC makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and relating to information, statements, facts or omissions relating to ALC, its subsidiaries or its business;

•	the breach by ALC or its subsidiaries of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by ALC or its subsidiaries after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions;

•	EHSI being a party to ALC master leases (the “Master Leases”) with LTC which cover 37 ALC properties other than losses resulting from provisions applicable to EHSI thereunder; and

•	EHSI being a guarantor of ALC’s obligations under the Master Leases.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      123

The Master Leases with LTC have an initial 10-year term, which commenced January 1, 2005, and there are three successive 10-year lease terms at the option of the lessee. There are no significant economic penalties if the renewal options are not exercised. The aggregate minimum rent payments for the LTC leases for the calendar years 2007 and 2008 are US$10,200,000 and US$10,700,000, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase by a minimum of 2% over the minimum rent of the immediately preceding year.
Extendicare will indemnify, hold harmless and defend and will pay or reimburse ALC, each of its affiliates, including any direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	those assets and liabilities that are not transferred to ALC as part of the separation, whether such losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after ALC’s separation from Extendicare;

•	any pre-transfer liabilities related to the 29 assisted living facilities transferred by EHSI to ALC;

•	provisions applicable to EHSI under the Master Leases;

•	any untrue or allegedly untrue statement of a material fact contained in any filing Extendicare makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and relating to information, statements, facts or omissions not relating to ALC, its subsidiaries or its business; and

•	the breach by Extendicare or any of its affiliates (other than ALC or its subsidiaries) of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by it after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions.
The Separation Agreement specifies the procedures and limitations with respect to claims subject to indemnification and provide for contribution in the event that indemnification is not available or insufficient to hold harmless an indemnified party.
The indemnification obligations of ALC and Extendicare under the Separation Agreement could be significant. Extendicare cannot determine whether it will have to indemnify ALC for any substantial obligations after the distribution of ALC. Also, Extendicare cannot assure that if ALC has to indemnify Extendicare for any substantial obligations, ALC will be able to satisfy those obligations.
124     EXTENDICARE REAL ESTATE INVESTMENT TRUST

[20] Employee Future Benefits
Retirement compensation arrangements, including defined benefit plans, are maintained with certain employee groups.
Extendicare provides a defined benefit pension plan and a supplementary plan, which is an unfunded defined benefit pension arrangement for certain of its executives. Extendicare measures its accrued benefit obligations and the fair value of plan assets for accounting purposes at September 30 of each year. A discount rate of 5% was used to determine the benefit expense in 2006 and a discount rate of 5% was used to calculate the accrued benefit obligation at the end of 2006. Actuarial valuation reports of the defined benefit pension plan are completed every three years with the last one completed on October 1, 2003. The next required funding valuation was effective October 1, 2006, and will be completed in early 2007. Additional information for these benefit plans is provided in the tables on the following page.
EHSI also maintains defined contribution retirement 401(K) savings plans, which are made available to substantially all of its employees. EHSI pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeitures. EHSI incurred expenses and made cash payments related to the 401(K) savings plans of $2,155,000, $1,454,000 and $1,692,000 in 2006, 2005 and 2004, respectively.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      125

(thousands of dollars unless otherwise noted)	2006	2005

Accrued benefit obligations
Balance at beginning of year	39,511	33,393
Current service cost	811	688
Benefits paid	(1,434)	(1,434)
Interest costs	1,980	2,068
Actuarial (gains) losses	(831)	3,687
Plan amendments	—	1,109

Balance at end of year	40,037	39,511

Plan assets
Fair value at beginning of year	6,628	5,873
Employer contributions	1,314	1,257
Actual return on plan assets	470	932
Benefits paid	(1,434)	(1,434)

Fair value at end of year	6,978	6,628

Funded status — plan deficit	33,059	32,883
Unrecognized net experience losses	(7,304)	(8,943)
Unrecognized prior service cost	—	(554)
Other	(479)	(314)

Accrued benefit liability	25,276	23,072

Annual benefit plan expense
Current period service costs	811	688
Interest cost	1,980	2,068
Actual return on plan assets	(470)	(932)
Plan amendments	—	1,109
Actuarial (gains) losses	(831)	3,687

Plan benefit cost before adjustments to recognize long-term nature of plan benefit cost	1,490	6,620
Adjustments to recognize the long-term nature of plan benefit costs
Difference between expected and actual return on plan assets	(24)	498
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on accrued benefit obligation	1,663	(3,226)
Difference between amortization of past service costs for year and actual plan amendments for year	554	(554)

Plan benefit expense recognized in the period	3,683	3,338

Reconciliation of funded status to amounts in financial statements
Accrued benefit liability at beginning of the year	23,072	20,991
Pension expense	3,683	3,338
Employer contributions	(1,479)	(1,257)

Accrued benefit liability at end of the year	25,276	23,072

Reported in the REIT’s balance sheet as:
Current accrued liabilities	2,005	1,257
Other long-term liabilities	23,271	21,815

Accrued benefit liability at end of year	25,276	23,072

126     EXTENDICARE REAL ESTATE INVESTMENT TRUST

	2006	2005

Percentage of plan assets
Equities	64%	64%
Fixed income securities	27%	28%
Cash and short-term investments	9%	8%

	100%	100%

Significant assumptions
Discount rate	5.0%	5.0%
Expected long-term rate of return on plan assets	7.5%	7.5%
Rate of compensation increase	5.0%	5.0%
Average remaining service years of active employees	6	6

[21] Financial Instruments
With the exception of the following, the fair values of financial instruments approximate their recorded values.

(thousands of dollars)	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Marketable securities	—	—	6,460	6,655
Accounts receivable, less allowance	209,841	209,015	173,686	172,985
Notes, mortgages and amounts receivable, including current portion	59,202	64,486	73,629	79,717
Other investments	—	—	184	184
Investments held for self-insured liabilities	54,705	54,762	49,031	49,083
Long-term debt, including current portion	851,180	885,424	796,394	848,115
Foreign currency forward contract liability	5,256	5,256	—	—
Interest rate cap (asset)	—	—	(450)	(450)
Interest rate cap liability	—	—	6,392	6,392

The fair value of marketable securities is based upon quoted market prices.
Accounts receivable, including other long-term receivables, are recorded at the net realizable value expected to be received from government assistance programs, other third-party payors or individual patients. The carrying values of accounts receivable approximate fair values due to their short maturities, with the exception of certain settlement receivables from third-party payors that are anticipated to be collected beyond one year. The fair values of these settlement receivables are estimated based on discounted cash flows at current borrowing rates.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      127

Notes and mortgages receivable primarily consist of notes and amounts receivable from government agencies, and third-party notes on the sale of assets. The fair values for these instruments are based on the amount of future cash flows associated with each instrument, discounted using current applicable rates for similar instruments of comparable maturity and credit quality.
Receivables from government agencies represent the only concentrated group of credit risks for the REIT. Management does not believe that there is any credit risk associated with these government agencies other than possible funding delays. Receivables other than from government agencies consist of receivables from various payors and do not represent any concentrated credit risks to the REIT. Furthermore, management continually monitors and adjusts its allowances associated with these receivables.
Other investments consisted of investments in stocks, the fair values of which are based on quoted market prices.
The fair values for investments held for self-insured liabilities are based on quoted market prices. The securities within the investments held for self-insured liabilities are all considered to be available for sale.
The REIT has determined that it is not reasonable or meaningful to calculate a fair value for the accrual for self-insured liabilities.
The fair values for long-term debt are based on the amount of future cash flows associated with each instrument discounted using current applicable rates for similar instruments of comparable maturity and credit quality.
The fair value of the foreign currency forward contract was based upon the quoted market valuation as provided by the financial institution that is the counterparty to the agreement. As at December 31, 2006 the fair value of the foreign currency forward contract was a liability of $5,256,000 with a portion in current accrued payables and a portion in other long-term liabilities.
As of December 31, 2005, the fair value of the interest rate swaps designated as fair value hedges was a liability of $6,267,000 and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts. The fair values of the interest rate swaps and interest rate caps were based on the quoted market prices as provided by the financial institutions that were counterparty to the arrangements.
128     EXTENDICARE REAL ESTATE INVESTMENT TRUST

[22] Segmented Information
During 2006 Extendicare had two reportable operating segments: United States operations and Canadian operations. The REIT’s operations are managed independently of each other because of their geographic areas and regulatory environments. Each operation retains its own management team and is responsible for compiling its own financial information.
The REIT, through its subsidiaries, operates long-term care facilities in the United States and Canada. Also offered in the United States are medical specialty services, such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.
Substantial portions of the REIT’s revenue are funded by various federal, state, provincial and local government programs. The funding programs from which Extendicare receives 10% or more of its continuing operations’ revenue are: the United States federal Medicare program, representing revenue of $401,645,000, $389,063,000 and $360,335,000 in 2006, 2005 and 2004, respectively; and the Ontario provincial government, representing revenue of $303,531,000, $281,247,000 and $267,885,000 in 2006, 2005 and 2004, respectively.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS      129

The significant accounting policies of the reportable operating segments are the same as those described in note 1. Information about the REIT’s segments and a reconciliation of segment profit to net earnings (loss) are as follows:

				2006
(thousands of dollars)	United States	Canada	Other	Total

Revenue
Nursing and assisted living centres	1,149,593	399,222		1,548,815
Outpatient therapy	12,384	—		12,384
Home health	—	141,104		141,104
Other	35,512	7,657		43,169

	1,197,489	547,983		1,745,472

Earnings before undernoted	155,086	49,241		204,327

Lease costs	10,177	3,568		13,745
Depreciation and amortization	37,986	10,778		48,764
Accretion expense	899	378		1,277
Interest expense	41,825	22,604		64,429
Interest revenue	(2,495)	(4,469)		(6,964)
Intersegment interest expense (revenue)	(1,606)	1,606		—
Loss on derivative financial instruments	26,497	—		26,497
Loss from restructuring charges, asset disposals and other items	36,017	59,417		95,434

Earnings (loss) from continuing health care operations before income taxes	5,786	(44,641)		(38,855)
Income taxes
Current	15,663	3,362		19,025
Future	(4,466)	(5,668)		(10,134)

Loss from continuing health care operations	(5,411)	(42,335)		(47,746)
Share of equity accounted earnings	—	—	5,220	5,220

Earnings (loss) from continuing operations	(5,411)	(42,335)	5,220	(42,526)
Earnings from discontinued operations, net of income taxes	6,798	—	—	6,798

Net earnings (loss)	1,387	(42,335)	5,220	(35,728)

Cash used in property and equipment	63,601	13,000		76,601
Balance sheet
Property and equipment	493,519	235,755		729,274
Goodwill	80,220	43		80,263
Identifiable intangible assets	385	—		385

Health care assets	894,928	342,472		1,237,400
Equity accounted investments	—	—	77,782	77,782

Total consolidated assets	894,928	342,472	77,782	1,315,182

130     EXTENDICARE REAL ESTATE INVESTMENT TRUST

				2005
(thousands of dollars)	United States	Canada	Other	Total

Revenue
Nursing and assisted living centres	1,160,576	382,377		1,542,953
Outpatient therapy	13,644	—		13,644
Home health	—	128,144		128,144
Other	30,490	8,465		38,955

	1,204,710	518,986		1,723,696

Earnings before undernoted	173,446	50,943		224,389

Lease costs	11,157	3,441		14,598
Depreciation and amortization	37,909	10,848		48,757
Accretion expense	993	354		1,347
Interest expense	34,884	23,394		58,278
Interest revenue	(3,372)	(4,057)		(7,429)
Intersegment interest expense (revenue)	4,253	(4,253)		—
Loss on derivative financial instruments	2,248	—		2,248
Loss (gain) from asset disposals, impairment and other items	(11,745)	(2,857)		(14,602)

Earnings from continuing health care operations
before income taxes	97,119	24,073		121,192
Income taxes
Current	31,069	9,617		40,686
Future	3,395	(4,400)		(1,005)

Earnings from continuing health care operations	62,655	18,856		81,511
Share of equity accounted earnings	—	—	3,928	3,928

Earnings from continuing operations	62,655	18,856	3,928	85,439
Earnings from discontinued operations, net of income taxes	8,756	—		8,756

Net earnings	71,411	18,856	3,928	94,195

Cash used in property and equipment	66,119	15,093		81,212
Balance sheet
Property and equipment	877,454	233,654		1,111,108
Goodwill	93,270	43		93,313
Identifiable intangible assets	6,138	—		6,138

Health care assets	1,284,312	343,706		1,628,018
Equity accounted investments	—	—	72,445	72,445

Total consolidated assets	1,284,312	343,706	72,445	1,700,463

2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     131

				2004
(thousands of dollars)	United States	Canada	Other	Total
Revenue
Nursing and assisted living centres	1,118,745	366,863		1,485,608
Outpatient therapy	14,300	—		14,300
Home health	—	127,971		127,971
Other	30,443	7,020		37,463

	1,163,488	501,854		1,665,342

Earnings before undernoted	180,648	51,335		231,983

Lease costs	11,964	3,682		15,646
Depreciation and amortization	39,788	9,960		49,748
Accretion expense	987	332		1,319
Interest expense	31,659	23,819		55,478
Interest revenue	(10,362)	(4,942)		(15,304)
Intersegment interest expense (revenue)	1,390	(1,390)		—
Loss on derivative financial instruments	6,718	—		6,718
Loss (gain) from asset disposals, impairment and other items	16,247	(15,691)		556

Earnings from continuing health care operations
before income taxes	82,257	35,565		117,822
Income taxes
Current	25,147	9,838		34,985
Future	(36,093)	(1,948)		(38,041)

Earnings from continuing health care operations	93,203	27,675		120,878
Share of equity accounted earnings	—	—	9,375	9,375

Earnings from continuing operations	93,203	27,675	9,375	130,253
Loss from discontinued operations, net of income taxes	(5,961)	—	—	(5,961)

Net earnings	87,242	27,675	9,375	124,292

Cash used in property and equipment	53,771	15,351		69,122
Balance sheet
Property and equipment	541,916	228,063		769,979
Goodwill	87,294	70		87,364
Leasehold rights	2,319	—		2,319

Health care assets	923,719	436,659		1,360,378
Equity accounted investments	—	—	68,531	68,531

Total consolidated assets	923,719	436,659	68,531	1,428,909

132     EXTENDICARE REAL ESTATE INVESTMENT TRUST

[23] Subsequent Events
CMHC MORTGAGE FINANCING FOR CANADIAN PROPERTIES
On January 19, 2007, ECI completed $26,251,000 of CMHC mortgage financing secured by three of its Canadian nursing facilities. The three loans have 10-year terms with weighted average monthly payments amortized over 20 years at 4.67%.
SECOND SERIES OF CMBS FINANCING
EHSI completed on March 6, 2007, a second series of CMBS mortgages for US$90,000,000 that are due in 2012 and have a fixed interest rate of 6.79%. The mortgages stipulate monthly payments of interest only for the first three years, and thereafter monthly payments of principal and interest based upon a 25-year amortization period. The CMBS mortgages are collateralized by first mortgages on 14 of EHSI’s skilled nursing facilities. EHSI is required to maintain: (1) a consolidated leverage ratio (exclusive of any notes owing to Extendicare REIT and its subsidiaries) of less than 5.5 to 1.0; (2) a consolidated fixed charge ratio of at least 1.50 to 1.00; and (3) tangible net worth, determined from discounting capitalized actual cash flows for the previous 12 months, of US$150,000,000. The proceeds from the CMBS financing will be used to pay current taxes payable associated with the sale of ALC, which are due in March 2007.
ACQUISITION
On January 5, 2007, EHSI completed the acquisition of a nursing facility (111 beds) in Ohio for cash of $8,740,000 (US$7,500,000) that it was leasing. EHSI has not yet completed the purchase price allocation.
2006 ANNUAL REPORT
NOTES TO CONSOLIDATED STATEMENTS     133

Financial and Statistical Information

(unaudited) (thousands of dollars unless otherwise noted)	2006	2005	2004	2003	2002
Financial Position
Property and equipment	729,274	1,111,108	769,979	824,450	956,526
Health care assets	1,237,400	1,628,018	1,360,378	1,454,406	1,687,072
Equity accounted investments	77,782	72,445	68,531	141,779	121,508
Long-term debt	837,757	775,243	613,651	750,094	846,734
Unitholders’ (deficiency)/shareholders’ equity	(23,654)	486,536	446,873	346,671	351,360
Financial Results
Revenue
Nursing and assisted living centres
United States	1,149,593	1,160,576	1,118,745	1,088,756	1,138,795
Canada	399,222	382,377	366,863	351,981	315,907
Outpatient therapy — United States	12,384	13,644	14,300	16,151	16,144
Home health — Canada	141,104	128,144	127,971	134,921	146,034
Other	43,169	38,955	37,463	36,356	40,335

	1,745,472	1,723,696	1,665,342	1,628,165	1,657,215

EBITDA[1]	190,582	209,791	216,337	170,879	140,974
Earnings (loss) from continuing health care	(47,746)	81,511	120,878	35,945	3,754
Share of equity accounted earnings	5,220	3,928	9,375	18,884	7,520
Net earnings (loss) from continuing operations	(42,526)	85,439	130,253	54,829	11,274
Components of Diluted Earnings (Loss) per Unit/Share ($)
Continuing health care operations before undernoted	0.83	1.04	1.14	0.49	0.10
Loss on derivative financial instruments	(0.23)	(0.02)	(0.06)	—	—
Gain (loss) from restructuring and other items	(1.08)	0.14	0.08	0.02	(0.05)
Taxes associated with reorganization/prior year tax benefit	(0.23)	—	0.56	—	—

Earnings (loss) from continuing health care operations	(0.71)	1.16	1.72	0.51	0.05
Share of equity accounted earnings	0.08	0.05	0.13	0.27	0.10

Earnings (loss) from continuing operations	(0.63)	1.21	1.85	0.78	0.15
Discontinued operations	0.10	0.13	(0.09)	0.07	0.09

Net earnings (loss)	(0.53)	1.34	1.76	0.85	0.24

Other Information
Number of facilities (period end)
United States	156	362	185	193	197
Canada	78	77	78	82	80

	234	439	263	275	277

Operational resident capacity (period end)
United States	15,759	23,575	16,642	17,810	18,269
Canada	11,077	10,920	10,973	11,120	10,906

	26,836	34,495	27,615	28,930	29,175

Extendicare Health Services, Inc.
Average nursing home occupancy (%)	91.3	92.9	92.0	91.3	90.0
Medicare nursing home patient days (%)	18.2	18.3	16.8	15.6	13.4
Total revenue by payor source (%)
Medicare	33.9	32.6	31.3	28.3	26.4
Private	18.8	17.8	20.4	21.9	22.6
Medicaid	47.3	49.6	48.3	49.8	51.0
Average occupancy (%)	93.5	94.5	93.8	93.2	92.4
ParaMed home health care hours of service	4,776,000	4,532,000	4,593,000	4,956,000	5,433,000
Number of employees (period end)	33,700	37,600	34,600	35,800	37,600
Number of units/shares outstanding (period end)
REIT/Exchangeable LP units	70,205,003	—	—	—	—
Subordinate Voting/Multiple Voting shares	—	67,809,828	68,592,078	68,487,903	69,664,103

1.	Refer to discussion of non-GAAP measures on page 28.
EXTENDICARE REAL ESTATE INVESTMENT TRUST
134     NOTES TO CONSOLIDATED STATEMENTS

Board of Trustees
of Extendicare Real Estate Investment Trust

Frederick B. LadlyE	Dr. Seth B. GoldsmithHR/GN
Chairman	Attorney and Professor Emeritus
Vice-Chairman of Crown Life Insurance Company	at the University of Massachusetts at Amherst

Mel RhinelanderE	Michael J. L. KirbyE, HR/GN
Vice Chairman	Retired member of The Senate of Canada

John F. AngusA	Alvin G. LibinA
President of Stonehenge Corporation	President and Chief Executive Officer of Balmon Investments Ltd.

H. Michael BurnsA
President of Kingfield Investments Limited	J. Thomas MacQuarrie, Q.C.A, HR/GN
George A. FierhellerA	Senior Partner in the Atlantic Canada law firm of Stewart McKelvey
President of Four Halls Inc.
Further information on the Trustees of Extendicare Real Estate Investment Trust and a description of the REIT’s governance practices may be found in the Management Information and Proxy Circular, dated March 2, 2007, as filed with SEDAR at www.sedar.com, the United States Securities and Exchange Commission’s website at www.sec.gov, and on Extendicare REIT’s website at www.extendicare.com.
A   Audit Committee
E   Executive Committee
HR/GN  Human Resources, Governance and Nominating Committee
2006 ANNUAL REPORT
BOARD OF TRUSTEES     135

Officers

Extendicare Real Estate	Frederick B. Ladly	Richard L. Bertrand
Investment Trust	Chairman	Senior Vice-President
3000 Steeles Avenue East, Suite 700	Mel Rhinelander	and Chief Financial Officer
Markham, Ontario	Vice Chairman	Jillian E. Fountain
L3R 9W2		Secretary
Tel: (905) 470-4000	Philip W. Small
Fax: (905) 470-5588	President and Chief Executive Officer

Extendicare Inc.	Frederick B. Ladly	Paul Tuttle
3000 Steeles Avenue East,	Chairman	President of Canadian Operations
Suite 700
Markham, Ontario	Mel Rhinelander	Elaine E. Everson
L3R 9W2	Vice Chairman	Vice-President and Controller
Tel: (905) 470-4000
Fax: (905) 470-5588	Philip W. Small	Len G. Koroneos
	President and Chief Executive Officer	Vice-President, Taxation

	Richard L. Bertrand	Jillian E. Fountain
	Senior Vice-President	Corporate Secretary
and Chief Financial Officer

Extendicare Health Services, Inc.	Philip W. Small	Douglas J. Harris
111 West Michigan Street,	Chairman and Chief Executive Officer	Vice-President and Controller
Milwaukee, Wisconsin
U.S.A. 53203-2903	Richard L. Bertrand	Jillian E. Fountain
Tel: (414) 908-8000	Senior Vice-President,	Corporate Secretary
Tel: (800) 395-5000	Chief Financial Officer and Treasurer
Fax: (414) 908-8059	Roch Carter
Vice-President, General Counsel
and Assistant Secretary

Extendicare (Canada) Inc.	Philip W. Small	Susan C. Cullen
3000 Steeles Avenue East,	Chairman and Chief Executive Officer	Vice-President, Eastern Operations
Suite 700
Markham, Ontario	Paul Tuttle	Paul Rushforth
L3R 9W2	President	Vice-President, Western Operations
Tel: (905) 470-4000
Fax: (905) 470-5588	Richard L. Bertrand	Elaine E. Everson
	Senior Vice-President	Vice-President and Controller
and Chief Financial Officer
Len G. Koroneos
	Deborah Bakti	Vice-President Taxation
	Vice-President,	and Privacy Officer
ParaMed Home Health Care
Christina L. McKey
	Dennis Boschetto	Vice-President, Human Resources
Vice-President, Managed Contracts
	and Business Development	Jillian E. Fountain
Corporate Secretary
EXTENDICARE REAL ESTATE INVESTMENT TRUST
136     OFFICERS

Unitholder Information

Extendicare Real Estate	Transfer Agent	Stock Exchange Listings
Investment Trust	Computershare Trust Company	Toronto Stock Exchange — EXE. UN
3000 Steeles Avenue East, Suite 700	of Canada
Markham, Ontario L3R 9W2	Tel: (800) 564-6253	Voting Rights
Tel: (905) 470-4000	Fax: (866) 249-7775	Unitholders receive one vote for each
Fax: (905) 470-5588	email: service@computershare.com	Extendicare Real Estate Investment
www.extendicare.com	www.computershare.com	Trust unit (REIT Unit) or Extendicare
Limited Partnership Class B limited
Unitholder Inquiries	Annual Meeting	partnership unit held.
Jillian Fountain	Unitholders are invited to attend
Secretary	the Annual Meeting of Extendicare	REIT Unit Trading Profile
Tel: (905) 470-5534	Real Estate Investment Trust on	Toronto (TSX: EXE.UN)
email: jfountain@extendicare.com	Wednesday, May 9, 2007, at 4:00 p.m.	November 10, 2006
	at The Dominion Club,	to December 31, 2006
Investor Relations	King Gallery (3rd floor)	High: $16.00, Low: $14.15
Christopher Barnes	1 King Street West,	Volume: 13,957,014
Manager, Investor Relations	Toronto, Ontario, Canada.
Tel: (905) 470-5483
email: cbarnes@extendicare.com
REIT Unit Performance Graph
The following graph compares the yearly change in the cumulative value of the REIT Units (and prior to November 10, 2006, the change in the cumulative value of the Extendicare Inc. Subordinate Voting Shares), assuming a $100 investment was made in Subordinate Voting Shares on December 31, 2001, with the cumulative total return of the Standard & Poor’s/TSX Composite Index.

The graph assumes the reinvestment of dividends paid by Extendicare, as well as the reinvestment of the distribution of C$9.05 per Subordinate Voting Share, representing the value per share in Canadian dollars of the Assisted Living Concepts, Inc. Class A shares that were distributed to the holders of Subordinate Voting Shares on November 10, 2006.

For the year	2001	2002	2003	2004	2005	2006
Extendicare (EXE)	$100.00	$80.00	$252.38	$294.29	$351.39	$446.50
S&P/TSX Composite Index	$100.00	$87.56	$110.96	$127.03	$157.68	$184.90

Published Information
Extendicare Real Estate Investment Trust’s 2006 Annual Report is available for viewing or printing on its website at www.extendicare.com, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Secretary.

Core Values
Companies, like people, make choices based on values that they hold. Our values guide our behaviour and, in many ways, determine our future.
For Extendicare, our values are our compass. They give us direction and purpose.
That’s why our commitment to our unitholders, residents, patients and employees remains the same today as it was yesterday. And it is the same today as it will be tomorrow.
We owe them unwavering dedication to the core values that have been the foundation of Extendicare for over 35 years and will continue to drive its success.
•	Success means providing quality services to residents and patients, who entrust us with their health and dignity. We endeavour to make each day an affirmation of life.

•	Success means energizing employees to live our vision of excellence. Good people are our greatest strength. That is why we strive to create enjoyable and rewarding work environments.

•	Success means achieving profitable growth over the long term to create value for our unitholders. We are committed to communicating effectively with them.
Success means embracing these values. They define Extendicare.
3000 Steeles Avenue East, Suite 700
Markham, Ontario L3R 9W2
Tel: (905) 470-4000
Fax: (905) 470-5588
www.extendicare.com